Pampa Energía ● 2021 Annual Report ●3

2021 Annual Report

To the shareholders of Pampa Energía S.A. (‘Pampa,’ the ‘Company’ or the ‘Group’):

Pursuant to the statutory rules and Bylaws currently in force, we submit to your consideration the Annual Report and Financial Statements for the 78th fiscal year ended December 31, 2021.

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Glossary of terms

Term	Definition
+GC Panel	ByMA’s Corporate Governance Plus Panel
ABOL	Argentine Business Organizations Law No. 19,550
ADR/ADS	American Depositary Receipts
AFIP	Administración Federal de Ingresos Públicos (Federal Administration of Public Revenue)
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Banco Central de la República Argentina (Central Bank of the Republic of Argentina)
BICE	Banco de Inversión y Comercio Exterior S.A.
BNA	Banco de la Nación Argentina (Argentine National Bank)
BO	Boletín Oficial (Public Gazette)
Board of Directors / The Board	Pampa Energía’s Board of Directors
Boe	Barrels of oil equivalent
BTU	British Thermal Unit
Buyback Programs	Share buyback programs approved on April 27, 2018, June 22, 2018, March 27, 2019, August 12, 2019, November 8, 2019, March 9, 2020, April 13, 2020, October 30, 2020, and March 1, 2021
Bylaws	Pampa Energía’s Bylaws
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CAU	Cargo de Acceso y Uso (Access and Use Position)
CB	Corporate Bond(s)
CC	Combined Cycle
CEADS	Consejo Empresario Argentino para el Desarrollo Sostenible (Argentine Business Council for Sustainable Development)
CEE	Comité Ejecutivo de Emergencia (Emergency Executive Committee)
CENCH	Concesión de explotación no convencional de hidrocarburos (Hydrocarbon unconventional exploitation concession)
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIESA	Compañía de Inversiones de Energía S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMA	Capital Markets Act No. 26,831
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores (National Securities and Exchange Commission)
Code	Pampa’s Code of Corporate Governance
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COVID-19	Coronavirus disease
CPB	Central Piedra Buena S.A.
CPI	Consumer Price Index
CT	Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma De La Lata
CTP	Central Térmica Piquirenda
CTPP	Central Térmica Parque Pilar
CVP	Costo Variable de Producción (Variable Production Cost)
Dam[3]	Cubic decameters
DIGO	Guaranteed Availability Commitments
DNU	Decreto de Necesidad y Urgencia (Emergency Executive Order)
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation, and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
ESG	Environmental, Social and Governance
FO	Fuel Oil
FS	Financial Statements
FV	Face Value
FX	Nominal Exchange Rate(s)
GDP	Gross Domestic Product
GE	General Electric
GHG	Greenhouse gases
GO	Gas Oil (Diesel Oil)
Government / National Administration / Federal Government	Federal Government of the Republic of Argentina
GS	Gas stations
GSA	Gas Supply Agreement
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GT	Gas turbine
GU	Large Users
GU300	Large Users with demands over 300 kW
GUDI	Large Distribution Company Users
GWh	Gigawatt-hour
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydroelectric Plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HMRT	Hours of Maximum Thermal Demand
HPPL	Hidroeléctrica Pichi Picún Leufú
Hydrocarbon Investments Committee	National Hydrocarbon Investments Plan’s Planning and Coordination Committee
ICE	Internal combustion engines
ICMA	International Capital Market Association
IDB Invest	Inter-American Development Bank Invest (former Inter-American Investment Corporation- IIC)
IEASA / ENARSA	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRS	International Financial Reporting Standards
INDEC	Instituto Nacional de Estadística y Censos de Argentina (National Institute of Statistics and Censuses)
IPIM	Índice de Precios Internos al por Mayor (Wholesale Domestic Price Index)
Kb/kbbl/kboe	Thousand barrels/thousand barrels of oil equivalent
kCal	Kilocalories
Km	Kilometer
Kton	Thousand tons
kW	Kilowatt
kWh	Kilowatt-hour
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
M&A	Mergers and acquisitions
M3	Cubic meters
MAT	Term Market
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million BTU
MDP	Ministry of Productive Development (former SGE)
ME	Ministry of Economy
Merval	Mercado de Valores de Buenos Aires (Buenos Aires Securities Market)
MEyM	Former Ministry of Energy and Mining
MULC	Mercado Único y Libre de Cambios (Free and Single Exchange Market)
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MW	Megawatt
MWh	Mega watt-hour
N.a.	Not applicable
NGL	Natural Gas Liquids
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company / the Group / the Issuer	Pampa Energía S.A. and its subsidiaries
Pampa Foundation	Pampa Energía Foundation
PEMC	Parque Eólico Ingeniero Mario Cebreiro
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPE	Pampa Energía Wind Farm
PHA	PHA S.A.U.
PIST	Transportation System Entry Point, or natural gas price at the wellhead
Plan Gas.Ar / PG	Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary provisions)
Polisur	PBB Polisur S.A.
PPA	Power Purchase Agreement
Priority Demand	Set of residential users, hospitals, schools, healthcare centers, and other essential services (from the launching of Plan Gas.Ar, it does not include CNG)
QHSE	Quality, Health, Safety, and Environment
RCD	Campo Durán Refinery
Refinor	Refinería del Norte S.A.
RENPER	Registro de Proyectos de Generación de Energía Eléctrica de Fuente Renovable (Registry of Renewable Electric Power Generation Projects)
Res.	Resolution(s)
RTI	Revisión Tarifaria Integral (Comprehensive Tariff Review)
S&P	Standard & Poor’s Global Ratings
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SASB	Sustainability Accounting Standards Board
SDG	Sustainable Development Goal(s)
SDR	Special Drawing Rights
SE	Secretariat of Energy
SEC	Security and Exchange Commission
SEE	Sub-secretariat of Electric Energy (former Secretariat of Electric Energy)
SER	Former Sub-secretariat of Renewable Energies
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
Solidarity Law	Social Solidarity and Productive Reactivation Law No. 27,541 within the framework of Public Emergency
SRRYME	Secretariat of Renewable Resources and Electricity Market
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ST	Steam turbine
TCO2e	Metric ton of carbon dioxide equivalent
Telcosur	Telcosur S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín
TMB	Termoeléctrica Manuel Belgrano
Ton	Metric ton
ToP	Take or pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TWh	Terawatt-hour
Unconventional Plan Gas	Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program, MEyM Res. No. 46, 419, 447 /17, and 12/18
US$	US Dollars
UVA	Unidad de Valor Adquisitivo (Purchasing Power Unit)
VAT	Value-added tax
VRD	Debt Securities
WEM	Wholesale Electricity Market
WI	Working interest
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1.	2021 and future outlook

To the Shareholders,

I submit for your consideration the Annual Report, Financial Statements and other documents for the fiscal year ended December 31, 2021, which are presented by the Board of Directors to be dealt with at the Annual General Ordinary Shareholders’ Meeting of Pampa Energía.

Said documents reflect the Company’s performance during the fiscal year 2021, which stood out for the sustained growth and the investment focused on our core businesses: power generation and natural gas production.

It is worth highlighting that we experienced this growth in an environment affected by COVID-19 and the macroeconomic context. Even so, we continued expanding our portfolio of efficient and renewable energy and participated actively and prominently in every call for tenders to replace costly imports of natural gas by local production.

Although the pandemic restrictions and extraordinary protocols have persisted since 2020, we managed to maintain the operational excellence, which characterizes our assets, thanks to the dedication and support of our teammates, suppliers, investors, customers and financial institutions that have accompanied our growth.

Moreover, our progress in ESG has also allowed us to adapt to this unusual context and successfully navigate through it. We reinforced our commitment to the health and safety of our stakeholders, renewed our Code of Conduct and, along with the Foundation, continued accompanying the communities where we have a presence through our assets.

In the E&P segment, the implementation of Plan Gas.Ar in 2021 provided predictability to the Argentine natural gas production until 2024 and succeeded in reactivating the sector’s activity level. In December 2021, net production recorded a 16% year-on-year increase nationwide, whereas this average doubled for Pampa, reaching a 38% year-on-year rise. This differential is attributable to the outstanding productivity at El Mangrullo, our leading fully-owned block, which reached its all-time record high last December, equivalent to more than three times the volume produced in 2016, when Pampa started to operate it.

We were one of the only two producers participating in all the rounds of Plan Gas.Ar, which involves a 56% production growth commitment for the winter, the most critical time of the year. Our investment level in this segment is noteworthy, as it will exceed US$800 million over the four-year Plan Gas.Ar program.

Given the growth in gas supply in the Neuquina Basin, gas pipelines connecting it with centers of demand have become saturated. Therefore, in December 2021 the Government granted permits to export gas to Chile on a firm basis between January and April 2022. This measure contributes to improving the energy trade balance, capitalizing on the local gas oversupply in the summer period. Pampa was also one of the awardees, thanks to its commercial team’s excellence work, representing more than 25% of the total volume of the permits.

A few weeks ago, the Government launched the Transport.ar Program comprising a series of works, particularly the main gas pipeline that will connect the Neuquina Basin with TGS’s system supplying the center of consumption in the Buenos Aires and the Litoral region. This fundamental and long-awaited infrastructure work will increase production at this basin, replacing costly imports of fuel oil, gas oil and LNG by local production with a lower cost and no foreign currency spending.

The intense activity developed this year has allowed us to record once again a 1.8 reserves replacement ratio, representing the almost double the annual production level as proven reserves.

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In the power generation segment, since 2018 we have ranked first among the country’s largest private generators, with a 12% market share. This achievement has been possible thanks to the high level of availability at our power plants, which has remained above 95%, in addition to the continuous investment in this segment aiming to keep expanding our installed capacity.

The national electricity demand has experienced a remarkable recovery after the pandemic and, in January 2022, set a new record high of 28,231 MW.

Thanks to the investments made over the last few years, although new installed capacity represents 37% of our 4,970 MW operated capacity, its contribution to the segment’s EBITDA amounts to 81%. However, it is worth mentioning that during 2021 the first PPA executed between Pampa and CAMMESA for a total 210 MW expired, timely completing their 10-year cycle. Moreover, we continued growing our power portfolio in a sustainable way, focusing on renewable and highly productive thermal energy.

In 2022 we will commission the closing to combined cycle at Ensenada Barragán, adding 280 MW to this power plant, substantially increasing its dispatch through efficient fuel consumption. This project will allow for meeting the growing demand in the industrial area neighboring Greater La Plata. We executed more than 75% of the total US$213 million investment, creating direct employment for 1,500 people.

Moreover, by the end of 2021, we went one step further in the renewable world by responding to the different Government measures to encourage new projects in the Term Market from Renewable Energy Sources. This expansion will represent an approximate US$130 million investment to expand Pampa Energía Wind Farm III (PEPE III) by 81 MW, estimating its commissioning for mid-2023.

PEPE III is one of our three wind farms located in the south of the Province of Buenos Aires. In 2021, it reached close to 60% of load factor, well above the world’s average, on account of the area’s wind quality. Thus, we will contribute to carbon footprint reduction and the country’s objective to cover 20% of electricity consumption from renewable sources by 2025.

Regarding the petrochemicals segment, 2021 was another historically remarkable year, with an excellent performance in our productive and commercial units. We have reached record export volumes of SBR and polystyrene, as well as local sales of styrene and octane bases above pre-pandemic levels.

Each year we enrich our contribution in terms of ESG to sustainably lead the Argentine energy sector. That is why we have published our fourth Sustainability Report, reviewed by an external auditor for the first time and incorporating SASB indicators for core businesses. In addition, we have become the first Argentine power generator to issue IREC certificates for wind energy, used by companies with carbon emission mitigation goals.

During 2021, thanks to the cash flow generated in each of our businesses, we managed to reduce our short-term debt by more than US$190 million and move forward with an intense investment plan in the core businesses of the Company. Moreover, we constantly search for new opportunities to capitalize on our investments, whether through acquisitions, organic growth or securities buybacks.

From the credit standpoint, it is worth highlighting that, after closing the sale of Edenor’s controlling stake, the agencies S&P and Fitch have upgraded Pampa’s credit ratings, above the sovereign rating, highlighting the Company’s operational resilience and financial soundness.

Moreover, in January 2022 we issued our first green bond for AR$3,107 million to expand PEPE III. This reflects our commitment to financing sustainable projects and diversifying our investor group.

All of this would not have been possible without the effort and dedication of our teammates and advisors of the Company, our families, suppliers, financial institutions and investors.

That is why we would like to thank our shareholders for the continuous trust placed in us and share our enthusiasm, as always, for investment and growth to continue consolidating as a benchmark in the Argentine energy sector.

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2.	Corporate governance

At Pampa, we believe that the best way of preserving and protecting our investors is to adopt and implement the best corporate governance practices, which consolidate us as one of the most trustworthy and transparent companies in the market. For this purpose, we constantly strive to incorporate those practices by considering international market trends and domestic and foreign applicable corporate governance standards and rules.

In this sense, since December 2018, Pampa has joined the special stock quote panel called +GC Panel, sponsored by ByMA. The +GC Panel has no precedents in Argentina. It includes companies already listed at ByMA with single-vote shares that comply with the best corporate governance and transparency practices even beyond the required regulatory level, which Pampa entirely fulfills. These practices, which are subject to periodic review for compliance, are aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD) and adopted by the G20.

Beyond the information contained in this section, further information on Pampa’s corporate governance practices can be found in Appendix I to this Annual Report. This Appendix includes the corporate governance report required under the Code per Section 1, Title I, Chapter I, Part IV of the CNV Rules, as restated in 2013 and amended by CNV General Res. No. 797/19.

2.1       Pampa’s corporate structure

Board of Directors

Under the ABOL, as amended, the CMA and Pampa’s Bylaws, decision-making within the Company is vested in the Board. The Board consists of ten regular directors and an equal or smaller number of alternate directors as determined by the Shareholders’ Meeting, a percentage of whom will be independent according to the independence criteria set out in the CNV rules. All our directors are elected for a term of three years. They may be re-elected indefinitely, except for the restrictions arising from the independence standards set out in the CNV rules. The expiration and further renewal of terms of office are made on a partial and staggered basis every year, with the election of three directors for two years and four directors on the third year. Currently, Pampa’s Board is composed as follows:

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Name	Position	Independence	Term expiration*
Marcos Marcelo Mindlin	Chairman	Non-Independent	12/31/2023
Gustavo Mariani	Vice-chairman	Non-Independent	12/31/2022
Ricardo Alejandro Torres	Director	Non-Independent	12/31/2022
Damián Miguel Mindlin	Director	Non-Independent	12/31/2023
Silvana Wasersztrom	Director	Independent	12/31/2022
María Carolina Sigwald	Director	Non-Independent	12/31/2023
Gabriel Cohen	Director	Non-Independent	12/31/2021
Carlos Correa Urquiza	Director	Independent	12/31/2021
Juan Santiago Fraschina	Director	Independent	12/31/2021
Darío Epstein	Director	Independent	12/31/2021
Horacio Jorge Tomás Turri	Alternate Director	Non-Independent	12/31/2022
María Agustina Montes	Alternate Director	Non-Independent	12/31/2022
Gerardo Carlos Paz	Alternate Director	Non-Independent	12/31/2023
Mauricio Penta	Alternate Director	Non-Independent	12/31/2023
Brian Henderson	Alternate Director	Non-Independent	12/31/2023
Diego Martín Salaverri	Alternate Director	Non-Independent	12/31/2021
Pablo Díaz	Alternate Director	Non-Independent	12/31/2021
Nicolás Mindlin	Alternate Director	Non-Independent	12/31/2021
Maximiliano Sebastián Ramírez	Alternate Director	Independent	12/31/2021

Note: *They will be in office until their reelection or the election of their substitutes.

Senior management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chairman
Gustavo Mariani	Executive vice president and CEO
Ricardo Alejandro Torres	Executive vice president
Damián Miguel Mindlin	Executive vice president
Nicolás Mindlin	Executive director of finances (CFO) and M&A
Horacio Jorge Tomás Turri	Executive director of exploration and production
María Carolina Sigwald	Executive director of legal affairs
Mauricio Penta	Executive director of administration, IT and supply

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Supervisory committee

Our Bylaws provide that the oversight of Pampa will be in charge of a Supervisory Committee consisting of three regular members and three alternate members appointed by our shareholders under the legal provisions in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The Supervisory Committee’s primary function is to exercise statutory control over the Board, complying with the provisions outlined in the ABOL, the Bylaws, their regulations, if any, and the Shareholders’ Meeting decisions. In accomplishing these duties, the Supervisory Committee neither monitors our operations nor assesses the merits of the Board’s members’ decisions.

Currently, Pampa’s Supervisory Committee is composed as follows:

Name	Position	Term expiration*
José Daniel Abelovich	Statutory Auditor	12/31/2023
Martín Fernández Dussaut	Statutory Auditor	12/31/2023
Damián Burgio	Statutory Auditor	12/31/2023
Tomás Arnaude	Alternate Statutory Auditor	12/31/2023
Marcelo Héctor Fuxman	Alternate Statutory Auditor	12/31/2021
Germán Wetzler Malbrán	Alternate Statutory Auditor	12/31/2023

Note: * They will be in office until their reelection or the election of their substitutes.

Audit committee

According to Section 109 of the CMA, Pampa has an Audit Committee integrated by three regular members, whom all hold independent status, according to the independence standards set out in the CNV Rules, they all hold an independent status. The Audit Committee members have professional expertise in financial, accounting, legal, and/or business matters.

Under the applicable legislation and its own Internal Regulations, the Audit Committee is responsible for compliance with the following duties, among others:

i.	Supervising the operation of internal control and administrative/reporting systems, and the reliability of the latter and of all financial information or any other significant events that may be disclosed to the CNV and the markets, in compliance with the applicable reporting system;
ii.	Rendering opinion on any Board’s proposal appointing external auditors to be hired by the Company, and ensuring their independence;
iii.	Reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS, all under the CNV rules. For the supervision of external auditor’s performance, the Committee may determine a series of objective indicators to assess their commitment, efficiency and independence;
iv.	Supervising the implementation of risk management information policies within the Company;
v.	Providing the market with complete information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders;
vi.	Rendering its opinion on remunerations and stock options plans’ proposals for the Company’s directors and managers submitted by the Company’s Board;
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vii.	Rendering its opinion on compliance with legal requirements and the reasonableness of conditions for the issuance of shares or convertible securities in capital increases with the exclusion or limitation of preemptive rights;
viii.	Issuing a well-founded opinion on related-party transactions in the cases provided by law and disclosing it in compliance with law whenever there is an actual or alleged conflict of interest within Pampa;
ix.	Supervising the operation of a channel whereby the Company’s executives and staff may report accounting, internal control, and audit issues under the applicable provisions to such effect;
x.	Providing any report, opinion, or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.;
xi.	Fulfilling all obligations provided for in the Bylaws, as well as laws and regulations binding the Company;
xii.	Checking compliance with applicable standards of ethical conduct; and
xiii.	Drawing up an annual action plan, for which it will be held accountable to the Board and the Audit Committee. The Audit Committee will submit this action plan within 60 calendar days from the beginning of the fiscal year.

Currently, Pampa’s Audit Committee is composed as follows:

Name	Position
Darío Epstein	Chair
Silvana Wasersztrom	Regular Member
Carlos Correa Urquiza	Regular Member

2.2       Minority shareholder protection

Pampa’s Bylaws include safeguards aimed at the protection of minority shareholders, such as: (i) only one class of shares granting equal economic and political rights; (ii) special majorities of up to 66.6% of the votes to amend specific clauses of the Bylaws; and (iii) possibility to call a shareholders’ meeting upon request of shareholders representing at least 5% of the capital stock.

2.3       Corporate governance policies

Integrity program – Law No. 27,401

Following the Legal Entities’ Criminal Liability Law’s enactment and entry into force, Pampa’s Board considered the compliance status of the Integrity Program outlined in Sections 22 and 23 of this law. Its purpose is to implement internal actions, mechanisms and proceedings to promote integrity, supervision and control, geared at preventing, detecting and correcting irregularities and illegal acts covered by this law.

The Program set forth by law has mandatory and optional requirements, and Pampa has defined the need to comply with all of them. It is worth highlighting that all mandatory requirements had already been implemented at Pampa before said law’s effective date.

Moreover, the Integrity Program is periodically reviewed by the Board, including the identification of its potential improvement opportunities. The Board has defined that Pampa’s Internal Audit Department will be the body internally responsible for the program, including its development, coordination, and supervision.

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Code of conduct

Pampa has a Code of Conduct in place, reviewed and updated in 2021, and approved by the Board at year-end. This Code is our guide in order to make honest decisions in our daily activities and defines the way we pursue our challenges. It sets the basic principles to ensure a service of excellence for our customers and build relationships with our suppliers, teammates, shareholders, authorities, intermediate organizations, and the Pampa community.

Ethics hotline

Pampa offers the Ethics Hotline, an exclusive channel to report, on a strictly confidential basis, any suspected misconduct or breach of the Code of Conduct. This line is available through different channels (website, chat, toll-free telephone number or e-mail) and is operated by an external supplier to ensure higher transparency. Moreover, Pampa has a Procedure for handling complaints. This document describes the process to follow from the reception of a complaint to the investigation’s conclusion and the application of the appropriate corrective actions. The Audit Committee is responsible for supervising the channels’ operation and resolving complaints in issues within its authority.

Policy against fraud, corruption and other irregularities

The Policy against Fraud, Corruption and Other Irregularities reaffirms transparency and ethics as necessary behaviors to lead the Company’s business and achieve sustainable growth.

In this sense, this Policy prohibits fraud, corruption in any form, or acts of misconduct within Pampa. Moreover, it sets Pampa’s stance on preventing corruption and other acts of misconduct, complementing the principles and values defined in our Code of Conduct. Therefore, both documents should be read in conjunction. Finally, this Policy also stipulates the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report, legitimately and in good faith, or for refusing to participate in acts of corruption.

Policy on best security market practices

This Policy, reviewed and updated by the Board of Directors in 2021, sets certain restrictions and rules on trading Pampa and/or its affiliates’ marketable securities in a stock exchange. Therefore, it ensures higher transparency and guarantees that no Pampa employee may gain a benefit or economic advantage from using material non-public information about Pampa and/or any of its affiliates.

This Policy applies to Pampa and its subsidiaries’ employees deemed ‘covered individuals,’ including, but not limited to, directors, members of the Supervisory Committee and Senior Management lines.

Policy on related-party transactions

Since 2008, the Company has had a Policy on Related-Party Transactions. According to the CMA, all high-value transactions between Pampa and individuals and/or legal entities that could be deemed ‘related parties’ under the applicable regulations in force shall be subject to a specific prior authorization and control procedure. Said procedure is conducted under the supervision of Pampa’s Legal Affairs Executive Department and involves both Pampa’s Board and Audit Committee (if applicable). This Policy was reviewed and updated by the Board in 2021.

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Money laundering and terrorist financing prevention policy

As a trustee under the CIESA Trust, Pampa qualifies as an ‘Obliged Subject’ according to Subsection 22, Section 20 of Law No. 25,246 on Concealment and Laundering of Proceeds of Crime, as amended. This Policy was approved to meet the Company’s obligations as an ‘Obliged Subject,’ even though its main activities as of this date do not include acting as a trustee in companies or conducting any other activity under Section 20 of Law No. 25,246. This Policy is based on and geared at possible risks for the Company resulting from its role as trustee under a single trust.

Board of Directors’ self-assessment questionnaire

Since 2008, Pampa’s Board has implemented a Self-Assessment Questionnaire that allows for annually examining and assessing its performance and management.

The Company’s Legal Affairs Executive Department oversees the examining and filing of each individual questionnaire; afterward, based on the results, it will submit to Pampa’s Board all measures deemed valid to improve the performance of the Board’s duties.

Policy on material information disclosure

Since 2009, the Company has had a Relevant Information Disclosure Policy, approved by Pampa’s Board. This Policy sets the basic principles guiding the process when information relevant to Pampa is published, as per regulatory requirements imposed by the stock exchanges where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Integrated management policy

This Policy, approved by the Board in 2021, is an evolution of the QHSE Policy, originally approved in 2017 and readjusted to the current Company and its challenges, fostering the sustainable development of our businesses. It aims to unify QHSE standards in our operations’ different processes, guaranteeing the maximum possible safety in each activity’s ordinary course of business. Moreover, this Policy strengthens Pampa’s culture and relationship with different stakeholders, makes the commitments required by certifiable international standards visible, and improves their understanding and commitment.

Dividend policy

Approved by Pampa’s Board in 2018, this Policy outlines the guidelines to reach a proper balance between distributed amounts and Pampa’s investment plans. It aims at a clear, transparent and consistent practice allowing shareholders informed decision-making, all of them consistent with the Company’s Bylaws and the applicable legal and regulatory framework in force.

Compensation policy

Pampa’s Board approved the Compensation Policy in 2018, which aims to establish general rules to determine the composition, updating and handling of directors’ remunerations and the rules for reimbursing their expenses.

Under the Compensation Policy, the Board created the Compensation Committee, which reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members, who may not perform executive functions in the Company. Currently, Pampa’s Compensation Committee is composed as follows:

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Name	Position	Independence	Term expiration
Silvana Wasersztrom	Chairman	Independent	12/31/2022
Carlos Correa Urquiza	Regular Member	Independent	12/31/2021
Darío Epstein	Regular Member	Independent	12/31/2021

Nomination policy

Pampa’s Board approved the Nomination Policy in 2018, which sets the general guidelines regarding independence, incompatibilities and diversity in the Board, and describes the process to be followed by both the Board and shareholders for the identification and evaluation of Board’s nominees to be presented for consideration by the Shareholders’ Meeting.

Under the Nomination Policy, the Board created the Nomination Committee, which assists Pampa’s Board and Shareholders’ Meeting in the Board members’ nomination and appointment process. The Nomination Committee reports to Pampa’s Board. It comprises three regular members and an equal or smaller number of alternate members. The Chairman must be independent according to the criteria stipulated by the CNV rules. Currently, Pampa’s Nomination Committee is composed as follows:

Name	Position	Independence	Term expiration
Silvana Wasersztrom	Chairman	Independent	12/31/2022
Gustavo Mariani	Regular Member	Non-Independent	12/31/2022
Ricardo Alejandro Torres	Regular Member	Non-Independent	12/31/2022
María Carolina Sigwald	Alternate Member	Non-Independent	12/31/2023
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3.	Our shareholders/stock performance

On December 31, 2021, Pampa held 1,398,919,655 issued common shares, each with a par value of AR$1 and granting the right to one vote. It is worth mentioning that Pampa’s Shareholders’ Meeting held on September 30, 2021, approved a capital stock reduction through the cancellation of 12,513,675 common shares held in treasury by Pampa and its subsidiaries. This cancellation was effective on March 3, 2022, thus, as of this date, Pampa Energía’s issued capital stock amounts to 1,386,405,980 common shares[1].

The remaining treasury shares are out of free float, and their cancellation will be timely submitted for shareholder’s approval.

The following table shows the information on Pampa’s common shareholdings:

Holders as of December 31, 2021	In million		% of issued capital stock	% of outstanding capital stock
	Shares	ADR
Management[1]	366.6	14.7	26.2%	26.5%
Free float on NYSE and ByMA	1,015.5	40.6	72.6%	73.3%
Treasury shares	12.9	0.5	0.9%	-
Cancelled in Mar-22	12.5	0.5	0.9%	-
In treasury[2]	0.4	0.02	0.03%	-
Employee stock-based compensation plan	3.9	0.2	0.3%	0.3%
Issued capital	1,398.9	56.0	100.0%	100.0%
Outstanding capital	1,386.0	55.4

Note: All figures are rounded, so the total may not equal the sum of the figures. 1 It includes direct and indirect stakes of Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Ricardo Alejandro Torres. 2 Shares repurchased as of December 31, 2021.

Pampa is listed on the ByMA, takes part in the S&P Merval and the sustainability (non-traded) indexes, and is a member of the special stock quote panel known as +GC Panel, which selects listed companies having the best corporate governance practices.

Moreover, Pampa has a Level II ADS program listed on the NYSE, and each ADS represents 25 common shares. Our ADR participates in Bloomberg’s gender-equality stock index (non-traded), in which Pampa is the only Argentine company jointly with other 29 Latin American companies.

[1] For further information, see section 7.5 of this Annual Report.
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The following chart shows the price evolution per share and Pampa’s traded volume on the ByMA from January 2006 to December 31, 2021:

Note: *Price adjusted to preemptive subscription rights and issuances. Source: ByMA/Bloomberg.

The following chart shows the price evolution per ADS and Pampa’s traded volume on the NYSE from October 9, 2009, to December 31, 2021:

Note: *Price adjusted as per issuances. Source: Bloomberg.

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4.	Macroeconomic context

As of the third quarter of 2021, economic activity recorded an accumulated 10.8% increase compared to the same period of the previous year, mainly due to the recovery to pre-pandemic levels, with an increase in private and public consumption and investments of 9.8%, 6.7%, and 41.9%, respectively. The activity recovery reached 15 out of 16 identified sectors of the economy, the most dynamic ones being construction (+37.1%), manufacturing industry (+18.6%), wholesale and retail business and repairs (+15.5%), and real estate, business, and rental activities (+9.3%). These increases were partially offset by net imports of goods and services, against net exports for the same period in 2020.

Regarding the evolution of prices, the National Cost of Living Index published by the INDEC showed a 50.9% variation in 2021. The most important variations were recorded in restaurants and hotels (+65.4%), clothing and footwear (+64.6%) and transportation (+57.6%). The sectors affected to a lower extent were housing, water, electricity utilities, and other fuels (+28.3%), communication (+35.8%) and general goods and services (+38.8%). Furthermore, salaries, as measured by the registry of Stable Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables, RIPTE), experienced a 53.4% year-on-year increase as of December 2021, compared to the same month of 2020.

Moreover, as of December 2021, Non-Financial Public Sector’s fiscal accounts accumulated a 3.2% and 4.8% primary and financial deficit[2] to GDP, respectively. The annual variation in aggregated tax revenues, measured in AR$ based on figures published by the AFIP, ended with a 64.5% year-on-year increase. Moreover, in 2021 primary expenditures recorded by the National Treasury showed a 49.6% year-on-year variation.

Regarding the financial situation, the BCRA’s US$ currency wholesale FX rate (Res. A3500) closed at AR$102.75/US$ on December 31, 2021, showing a cumulative 22.1% increase compared to the end of 2020 and an average 34.8% year-on-year variation. BCRA’s international reserves amounted to US$39.7 billion at year-end, which represents a US$0.3 billion increase compared to the previous year. Moreover, the monetary base reached AR$3,654 billion at the end of 2021, showing a 47.9% year-on-year increase. Furthermore, the BCRA’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of US$49.1 billion as of the closing of 2021, which represents a 40.4% year-on-year increase.

Finally, at the external front, according to INDEC’s data, the cumulative current account surplus amounted to US$6.3 billion as of the third quarter of 2021, which represents 1.3% of the GDP. This phenomenon is mainly explained by the trade balance surplus, where the Free on Board value of exports totaled US$58.3 billion, while the Cost, Insurance and Freight value of imports reached US$46.0 billion. Industrial and agricultural manufactures’ exports experienced a substantial 48.1% and 44.6% increase, respectively, followed by fuel and energy exports (+37.4%) and primary exports (+23.9%). Imports increased compared to the same period of 2020, explained by rises in fuels and lubricants (+92.5%), parts and accessories (+66.7%), intermediate goods (+55.6%), capital goods (+41.7%), automotive (+23.0%) and consumables goods (+18.7%).

2 Excluding the AR$427,401 million extraordinary SDR income in September 2021.

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5.       The Argentine electricity market

5.1       Power generation[3]

In 2021, electricity consumption increased by 5.2% compared to 2020 due to the post-lockdown recovery, with a total electricity demand volume of 133,872 GWh and 127,307 GWh for 2021 and 2020, respectively.

The following chart shows the breakdown of electricity consumption in 2021 by type of customer:

Electricity demand by type of customer

Source: CAMMESA

Peak power capacity records

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Capacity (MW)	21,949	23,794	24,034	23,949	25,380	25,628	26,320	26,113	25,791	27,088
Date	16-Feb	23-Dec	20-Jan	27-Jan	12-Feb	24-Feb	8-Feb	29-Jan	4-Feb	29-Dec
Temperature (°C)	34.2	35.4	29.6	35.6	35.1	27.7	30.2	34.0	29.5	31.7
Hour	15:10	14:20	15:05	14:13	14:35	14:25	15:35	14:25	14:57	14:28

Source: CAMMESA.

On January 14, 2022, at 14:12, there was a 28,231 MW record-breaking demand for power capacity in the SADI, with a 33.8ºC temperature.

Evolution of the electricity supply

In 2021, there was a 6% increase in power generation, with 141,257 GWh and 133,589 GWh volumes for 2021 and 2020, respectively, mainly due to the demand recovery and higher net exports.

Thermal power generation remained the main source of electricity demand, fired with natural gas or liquid fuels (GO and FO) and mineral coal. It supplied an electricity volume of 90,073 GWh (64%), followed by hydroelectric power generation, which contributed 23,580 GWh net of pumping (17%), renewable power generation with 17,435 GWh (12%) and nuclear power generation, with 10,170 GWh (7%). Additionally, there were imports for 819 GWh (-32% vs. 2020), exports for 3,850 GWh (+25% vs. 2020) and losses for 4,355 GWh (-1% vs. 2020).

3 For further information, see sections 7.1 and 8.1 of this Annual Report.

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Hydroelectric power generation net of pumping decreased its contribution volume by 17% compared to 2020, mainly due to the droughts that affected the main basins (Comahue, Paraná, and Uruguay). This decrease was partially offset by the increase in renewable (+37%), thermal (+9%) and nuclear (+2%) generation compared to 2020, mainly on account of the commissioning of the PPA under RenovAr, MAT ER and SEE Res. No. 287/17.

The following chart shows the evolution of electric power generation by source:

Generation by type of power plant

In % and TWh, 2012 - 2021

Note: It includes WEM and Patagonian WEM System. Hydroelectric power generation net of pumping. Source: CAMMESA.

In 2021, power generation facilities recorded an installed capacity increase compared to the previous year, totaling 42,989 MW (+1,038 MW compared to 2020). This increase was mainly due to the commissioning of renewable units under the RenovAr and MAT ER programs for 1,001 MW. Moreover, 127 MW were commissioned in the thermal area: mostly under SEE Res. No. 287/17 and 15 MW from CTLL’s MAN engines.

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The following table describes the incorporation of new power units in 2021:

Region	Technology	Capacity (MW)
Buenos Aires Metro Area - Northwest Litoral	Biogas	7.4	171.7
	CC	88.0
	Wind	52.4
	Diesel engines	23.9
Center	Biogas	2.0	3.0
	Renewable hydro	1.0
Midwest - Comahue	Biogas	2.0	17.0
	Diesel engines	15.0
Cuyo	Renewable hydro	0.5	100.5
	Solar	100.0
Northeast	Biogas	3.0	19.7
	Biomass	16.7
Northwest	Solar	200.0	200.0
South - Patagonia	Wind	615.9	615.9
Total			1,127.8
Thermal			11.3%
Renewable			88.7%

Source: CAMMESA and Pampa Energía’s analysis.

Additionally, the following power capacities were adjusted: CT for +25.6 MW, diesel engines for +2.8 MW and solar for +1.3 MW. Moreover, contracts were terminated for GT (-73.2 MW) and diesel engines (-46.5 MW).

The following chart shows the composition of Argentine installed power capacity as of December 31, 2021:

2021 Argentine installed power capacity

100% = 43.0 GW

Source: CAMMESA.

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Fuel supply and consumption[4]

Regarding fuel supply for power generation, under MDP Res. No. 12/19 fuel commercial management and procurement was centralized again in CAMMESA as from December 30, 2019, except for generators with PPA under Energía Plus and SEE Res. No. 287/17. Moreover, for exempted generators, an optional scheme was established for the operating assignment of natural gas supply and transportation to CAMMESA, effective as from January 2021, due to the implementation of Plan Gas.Ar (SE Res. No. 354/20). Pampa adhered to this scheme. Additionally, this new scheme set a new thermal dispatch order centralized in CAMMESA, prioritizing units supplied with gas imported from Bolivia under a ToP condition, followed by those under Plan Gas.Ar and, lastly, units with gas assigned to CAMMESA.

Fuel consumption reached 54.4 million m3/day of gas equivalent in 2021, a figure 10% higher than in 2020. The use of natural gas for power plants amounted to 44.8 million m3/day in 2021, similar to 2020 figures, being 75% local gas and 25% imported gas[5]. However, alternative fuels (FO, GO and mineral coal) were used in volumes significantly higher than 2020, especially during winter, to meet higher thermal energy demand. The FO grew by 29%, to 2.4 million m3/day of gas equivalent, whereas the GO and mineral coal doubled, to 5.7 and 1.5 million m3/day of gas equivalent, respectively.

Fuel consumption by type

In % and million m3/day of gas equivalent, 2012 – 2021

Source: CAMMESA.

Price of electricity

The energy authority has continued with the policy launched in 2003, under which the WEM spot price is determined according to the available generating units’ CVP with natural gas, even if they are not generating electricity with this fuel (SE Res. No. 240/03). The additional cost for consuming liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge. Moreover, the WEM bears the costs of natural gas and its regulated transportation, in addition to the associated costs in the case of import (SGE Res. No. 25/18 and SE Res. No. 354/20).

4 For further information, see sections 6.1, 7.1 and 7.2 of this Annual Report.

5 In 2021, the LNG regasification ship, which had left in 2018, returned to Bahía Blanca to reduce FO and GO consumption.

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Evolution of WEM prices

As from November 2019, the approved maximum spot price for energy was AR$720/MWh (SEE Res. No. 38/19), later updated to AR$930/MWh as from August 2021 (SE Res. No. 748/21). However, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. In addition to the energy price, this cost includes the power capacity fee, the generation cost, fuels such as natural gas, FO, GO and mineral coal, and other minor items.

Average monthly monomic price

In US$/MWh

Source: CAMMESA, converted into dollars at the official FX rate.

Remuneration scheme for generation without PPA - legacy energy

SE Res. No. 31/20 and 440/21

As from February 1, 2020, under SE Res. No. 31/20, the entire remuneration scheme was converted from US$ to AR$ at an FX of AR$60/US$, and an update factor was established as from the second month of its application, with a formula consisting of 60% CPI and 40% IPIM. However, this factor was not implemented.

On May 21, 2021, SE Res. No. 440/21 was published in the BO, increasing 29% on average the remuneration scheme under SE Res. No. 31/20, retroactive as of February 2021, and rendered ineffective the update factor. Generators could apply this increase provided they waived and/or dismissed all administrative and/or judicial claims filed due to the non-application of the automatic adjustment formula set by SE Res. No. 31/20. Pampa adhered to this scheme.

Thermal power generators

The remuneration comprises a fixed remuneration for the monthly available power capacity, either with or without DIGO (Guaranteed Availability Commitment), a variable remuneration for the generated energy and the operated energy, and an additional monthly remuneration for the average capacity actually delivered during each month’s HMRT (hours of maximum thermal demand).

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The prices for power capacity, in AR$/MW-month, for generators not offering DIGO, are as follows:

Technology / scale	Until Jan-21	As from Feb-21
Large CC > 150 MW	100,650	129,839
Small CC ≤ 150 MW	112,200	144,738
Large ST > 100 MW	143,550	185,180
Small ST ≤ 100 MW & ICE > 42 MW	171,600	221,364
Large GT > 50 MW	117,150	151,124
Small GT ≤ 50 MW	151,800	195,822
Small CC ≤ 15MW	204,000	263,160
Small ST ≤ 15MW & ICE ≤ 42 MW	312,000	402,480
Small GT ≤ 15MW	276,000	356,040

The prices for power capacity, in AR$/MW-month, for generators offering DIGO, are as follows:

Period	Until Jan-21	As from Feb-21
Summer (Dec-Feb) and winter (Jun-Aug) in general	360,000	464,400
Others (Mar-May & Sep-Nov) in general	270,000	348,300
Summer and winter for ICE ≤ 42 MW	420,000	541,800
Others for ICE ≤ 42 MW	330,000	425,700

Additionally, whether the agent offers DIGO or not, the following calculations apply to power capacity prices based on the load factor (dispatch during the rolling year prior to the calculation month):

Load factor	In general	For ICE ≤ 42 MW
<30%	Price x 60%	Price x 70%
≥ 30% & <70%	Price x (load factor + 30%)	Price x (load factor x 75% + 47.5%)
≥70%	Price x 100%	Price x 100%

Prices for generated energy according to the fuel, in AR$/MWh, are as follows:

Fuel	Until Jan-21	As from Feb-21
Natural gas	240	310
FO or GO	420	542
Biofuels in general	600	774
Biofuels for ICE ≤ 42 MW	720	774
Mineral coal	720	929

The price for operated energy was set at AR$84/MWh until January 2021 and AR$108/MWh as from February 2021, irrespective of the fuel type.

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Finally, the additional remuneration applies to the average capacity actually delivered in the first and second 25 HMRT (hours of maximum thermal demand) of each month. It was set at AR$37,500/MW-HMRT until January 2021 and AR$48,375/MW-HMRT as from February 2021, applying the following factors according to the period:

Period	First 25 HMRT hours	Second 25 HMRT hours
Summer (Dec-Feb) and Winter (Jun-Aug)	1.2	0.6
Others (Mar-May & Sep-Nov)	0.2	-

Hydro power generators

The remuneration comprises a fixed remuneration for the monthly available power capacity, a variable remuneration for the generated energy and the operated energy, and an additional monthly remuneration for the average operated capacity available during each month’s HMRT. In addition, a 1.05 factor was set over the power capacity to compensate for programmed maintenance’s impacts, and a 1.20 factor for units maintaining control structures on river courses and not having an associated power plant.

The following chart shows power capacity prices in AR$/MW-month:

Scale	Until Jan-21	As from Feb-21
Large HI > 300 MW	99,000	127,710
Medium HI > 120 MW & ≤ 300 MW	132,000	170,280
Small HI > 50 MW & ≤ 120 MW	181,500	234,135
Renewable HI ≤ 50 MW	297,000	383,130
Large pumped HI > 300 MW	99,000	127,710
Medium pumped HI > 120 MW & ≤ 300 MW	132,000	170,280

The price for generated energy was set at AR$210/MWh until January 2021 and AR$271/MWh as from February 2021, and the price for operated energy at AR$84/MWh until January 2021 and AR$108/MWh as from February 2021. The remuneration for operated energy is according to the grid’s optimal dispatch. The provision does not indicate, as it does for thermal generators, which would be the consequence otherwise.

The additional remuneration for the average operated energy available in each month’s HMRT, in AR$/MW-HMRT, are as follows:

Scale	Until Jan-21	As from Feb-21
Large HI > 300 MW	27,500	35,475
Medium HI > 120 MW & ≤ 300 MW	32,500	41,925
Small HI > 50 MW & ≤ 120 MW	32,500	41,925
Renewable HI ≤ 50 MW	35,000	45,150
Large pumped HI > 300 MW	27,500	35,475
Medium pumped HI > 120 MW & ≤ 300 MW	32,500	41,925

Moreover, the following factors apply to the additional remuneration, according to the period:

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Period	First 25 HMRT hours	Second 25 HMRT hours
Summer (Dec-Feb) and Winter (Jun-Aug)	1.2	0.6
Others (Mar-May & Sep-Nov)	0.2	-

Additionally, in the case of pumped hydroelectric units, both the generated energy and that consumed for pumping are considered. Besides, if it works as a synchronous condenser, AR$60/MVAr were recognized until January 2021 and AR$77/MVAr as from February 2021, for the megavolt-amperes (MVAr) exchanged with the grid when required, in addition to the prices for operated energy.

Classification of Pampa’s legacy energy units

Power plant	Generating unit	Technology	Size	Capacity
CPB	BBLATV29	ST	Large	>100 MW
	BBLATV30	ST	Large	>100 MW
CTG	GUEMTV11	ST	Small	≤100 MW
	GUEMTV12	ST	Small	≤100 MW
	GUEMTV13	ST	Large	>100 MW
CTGEBA	GEBATG01	CC	Large	>150MW
	GEBATG02	CC	Large	>150MW
	GEBATV01	CC	Large	>150MW
CTLL	LDLACC01[1]	CC	Large	> 150 MW
	LDLACC02[1]	CC	Large	> 150 MW
	LDLACC03[1]	CC	Large	> 150 MW
	LDLATG04[2]	GT	Large	>50 MW
	LDLMDI01[3]	ICE	Small	≤42 MW
CTP	PIQIDI01[4]	ICE	Small	≤42 MW
HIDISA	ADTOHI	HI	Medium	> 120 ≤ 300 MW
	LREYHB	Pumped HI	Medium	> 120 ≤ 300 MW
	ETIGHI	Renewable HI	-	≤ 50 MW
HINISA	NIH1HI	HI	Small	> 50 ≤ 120 MW
	NIH2HI	HI	Small	> 50 ≤ 120 MW
	NIH3HI5	HI	Small	> 50 ≤ 120 MW
HPPL	PPLEHI	HI	Medium	> 120 ≤ 300 MW

Note: 1 As from November 1, 2021. Instead of CC01-03, they were previously TG01-03, classified as GT technology, large size and installed capacity > 50 MW. 2 Only the unit’s 26 MW apply. 3 Commissioned on August 3, 2021. 4 As from July 15, 2021. 5 A 1.20 coefficient applies to the remuneration.

In the case of CTG’s GUEMTG01, EcoEnergía and CTGEBA’s GEBATG03 units, both energy and available power capacity delivered to the spot market and not committed under Energía Plus and SEE Res. No. 287/17 PPA, will be remunerated as legacy energy, being the cost of fuel provided by CAMMESA out of the transaction.

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Other considerations

A single remuneration of AR$1,680/MWh until January 2021 and AR$2,167/MWh as from February 2021 was established for energy generated from an unconventional source. This is reduced by 50% for energy generated before commissioning.

As regards the repayment of the loans for the execution of overhauls, the application of all receivables accrued in favor of generators is established, as well as a discount scheme in the generator’s revenues for the unit’s actual availability, equivalent to the maximum between AR$60/MWh and AR$42,000/MW-month until January 2021, and between AR$77/MWh and AR$54,180/MW-month as from February 2021. It is worth highlighting that all overhauls financing owed by Pampa were settled under the Agreement for the Regularization and Settlement of Receivables with the WEM, executed with CAMMESA in August 2019.

Transitory additional remuneration

SE Res. No. 1037/21 of November 2, 2021, created an exports account in the WEM’s stabilization fund to accumulate net income from CAMMESA’s electricity exports, effective as from the economic transactions of September 2021, to finance energy infrastructure works.

Moreover, an additional and transitory recognition was established for legacy power plants (except for binational hydros), remunerated between September 2021 and February 2022. This recognition was instrumented through Note NO-2021-108163338-APN-SE#ME. CAMMESA should pay 100% of the power capacity remuneration, plus an additional amount equivalent to AR$1,000/MWh for the energy exported by CAMMESA, to be distributed among applicable generators proportionally, based on their monthly generation.

Non-spot remuneration for conventional energy

Energía Plus

In September 2006, the SE approved Res. No. 1281/06, implementing Energía Plus scheme to encourage the development of new power generation supply. Power generators, co-generators and self-generators, which as of the date of this Res. are neither WEM agents nor have facilities or interconnection with the WEM, may sell to GU300 the energy used over the Base Demand (the electrical consumption for the year 2005) at a price negotiated between the parties. These power plants should procure fuel and transportation. In the case of new GU300 entering the grid, their Base Demand is zero.

Agents not meeting their Energía Plus demand should purchase that power at the operated marginal cost in the spot market. Moreover, SE Note No. 567/07, as amended, provided that GU300 not purchasing their Surplus Demand within the MAT should pay the Surplus Demand Incremental Average Charge (Cargo Medio Incremental de la Demanda Excedente, CMIEE). The difference between the actual cost and the CMIEE would be monthly accumulated in an individual account for each GU300 within CAMMESA’s scope. From June 2018, through SE Note No. 28663845/18, the CMIEE became the greater of AR$1,200/MWh or the temporary dispatch surcharge. Additionally, it was provided that, until further instruction, movements in each GU300’s individual account would temporarily not be recorded.

Energía Plus PPA prices are US$-link. In certain PPA, prices are adjusted by CAMMESA’s price variation. Moreover, in 2021 the energy demand recovered to pre-pandemic volumes.

Under this regulation, CTG, EcoEnergía and CTGEBA provide the Energía Plus service to different WEM customers, with a 283 MW total gross capacity.

Finally, with the implementation of Plan Gas.Ar, as from January 2021 generators under Energía Plus have the option to assign the operation of gas supply and transportation to CAMMESA, and a centralized dispatch order was established, taking into consideration the fuel designated for the generation. Pampa adhered to this scheme.

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SE Res. No. 220/07

To encourage new investments and increase the generation supply, the SE passed Res. No. 220/07, which empowers CAMMESA to enter into ‘WEM Supply Commitment Agreements’ with WEM generating agents for the energy produced with new generation equipment. These are long-term PPA denominated in US$, and the price payable by CAMMESA should compensate the investment made by the plant at a rate of return accepted by the SE.

Under this regulation, in 2021 the 10-year term PPA matured at CTP (30 MW) and CTLL’s ST01 (180 MW), remunerated as legacy energy as from July 15 and November 1, 2021, respectively. Therefore, by the end of 2021, CTEB (567 MW since April 2012) and part of CTLL’s GT04 (79 MW since July 2016) continue under this scheme.

It is worth mentioning that the 10-year term of CTEB’s PPA (567 MW) will expire in April 2022. Moreover, CTEB has an ongoing expansion project to add 280 MW under this scheme, which commissioning is estimated for the third quarter of 2022.

SEE Res. No. 21/16

As a result of the state of emergency in the national electricity sector declared under PEN Executive Order No. 134/15, on March 22, 2016, the SEE issued Res. No. 21/16, launching a call for tenders for new thermal power generation capacity with the commitment to making it available in the WEM by 2016/2017 summer, 2017 winter and 2017/2018 summer periods. Successful tenderers entered into a PPA for a fixed price (US$/MW-month) and a variable price excluding fuels (US$/MWh) with CAMMESA, which acted as counterparty on behalf of distributors and WEM’s GU.

Under this regulation there are: CTLL’s GT05 (105 MW) and CTPP (100 MW since August 2017) and CTIW (100 MW since December 2017).

SEE Res. No. 287/17

On May 10, 2017, the SEE issued Res. No. 287/17 launching a call for tenders for projects of co-generation and the closing to CC over existing equipment. Projects should have low specific consumption (lower than 1,680 kCal/kWh with natural gas and 1,820 kCal/kWh with alternative liquid fuels). Besides, the new capacity should not increase electricity transmission needs beyond the existing capacity; otherwise, the tenderer would bear the cost of necessary expansions.

Awarded projects are remunerated under a 15-year PPA for an available power capacity price plus the non-fuel CVP for the delivered energy and the fuel cost (if tendered), minus the penalties and fuel surpluses. Power capacity surpluses are remunerated as legacy energy.

Under this regulation, CTGEBA has had a gross 400 MW capacity since July 2020. Commercial operations at open cycle (201 MW) started in June 2019 with the incorporation of GT02, remunerated as legacy energy until July 2, 2020, when the cycle was closed with the installation of ST02 (199 MW), meeting the originally committed term despite the impacts of COVID-19.

Finally, as previously indicated, with the implementation of Plan Gas.Ar, as from January 2021, generators under SEE Res. No. 287/17 have the option to assign the operation of gas supply and transportation to CAMMESA, and a centralized dispatch order was established, taking into consideration the fuel designated for generation. Pampa adhered to this scheme.

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Non-spot remuneration for renewable energy

In October 2015, Law No. 27,191 (regulated by DNU No. 531/16) was passed, which amends Law No. 26,190 promoting renewable energy sources. Among other measures, it provided that by December 31, 2025, 20% of Argentina’s total demand for energy should be covered with renewable energy sources[6]. To meet such objective, WEM’s GU and CAMMESA should cover 8% of their demand with such sources by December 31, 2017, the percentage rising every two years until meeting this objective. The agreements entered with GU and GUDI may not have an average price exceeding US$113/MWh.

Additionally, said law stipulates several incentives, including tax benefits (advance VAT return, accelerated depreciation on the income tax return, import duty exemptions, etc.) and the creation of the Fund for the Development of Renewable Energy (Fondo para el Desarrollo de Energía Renovables, FODER). This fund is destined, among other objectives, to grant loans, capital contributions, etc. to finance these projects.

RenovAr

In 2016, RenovAr Program’s rounds 1 and 1.5 were launched under MEyM Res. No. 71/16 and 252/16, respectively. In round 1, 29 projects were awarded for a total of 1,142 MW (97% of which were wind and solar energy projects). In round 1.5, 30 projects were awarded for 1,281.5 MW (100% wind and solar energy projects). In 2017, round 2 was launched under MEyM Res. No. 275/17, with the award of 88 projects for a total of 2,043 MW (89% wind and solar energy projects). Finally, in 2018 round 3 (MiniRen) was launched for smaller-scale renewable projects (up to 10 MW), and projects for 246 MW were awarded.

Under this regulation PEMC (100 MW) was commissioned in June 2018 (RenovAr round 1).

It is worth highlighting that, for RenovAr projects, GHG reductions resulting from power capacity installed nationwide —including any other project to meet the WEM’s renewable goal set by Law No. 27,191— should be considered as the Federal Government’s contribution to the United Nations Framework Convention on Climate Change and the Paris Agreement.

In January 2022, due to significant delays in the commissioning of certain RenovAr projects and to recover the transmission capacity for the admission of new projects, the SE set, upon the compliance of certain conditions, the following options: (i) terminating the PPA with the payment of US$17,500/MW (wind or solar projects) or US$12,500/MW (others) for the contracted power capacity; (ii) extending the term for commissioning, reducing the PPA’s term and price; or (iii) commissioning the project for a lower capacity.

MAT ER

MEyM Res. No. 281/17 issued in August 2017 regulated the MAT ER regime, which sets the conditions for WEM GU and GUDI to meet their demand obligation from renewable sources through the individual purchase within the MAT ER or self-generation from renewable sources. Moreover, it regulates the conditions applicable to generation projects. Specifically, it created the RENPER, where such projects should be registered.

MAT ER projects should not be committed under other remuneration mechanisms (e.g., the RenovAr Program). Surplus power generation over commitments with MAT ER is remunerated for up to 10% of the power generation at the minimum price for the applicable technology under the RenovAr Program. The balance will be sold in the spot market.

Furthermore, MAT ER agreements should be administered and managed following the WEM Procedures. The contractual terms —life, allocation priorities, prices and others, except for the maximum price set forth by Law No. 27,191— may be freely agreed upon between the parties. However, the committed volumes should be limited by the renewable energy produced by the generator or supplied by other generators or suppliers with MAT ER agreements in place.

6 As from December 2016, CH with a power capacity lower than 50 MW are classified as renewable sources of energy.

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Under this regulation, PEPE II and III (53.2 MW each) were commissioned in May 2019. The generated energy is sold under PPA in US$ with private parties; therefore, when expressed in AR$, they are exposed to exchange rate variations. The average term is approximately five years. Moreover, PEPE III has an ongoing expansion project to add, in stages, a total of 81 MW under this scheme, which commissioning is estimated for the second quarter of 2023.

In terms of volume, the drop in energy demand by GU as a result of COVID-19 and the macroeconomic context has not significantly affected the MAT ER segment, as these contracts were mainly destined to meet the base demand. In this sense, on top of our own generation from PEPE II and III, since 2019 the Company has sold renewable energy generated by third parties —for an average volume of 3 MW in 2021— contributing to the MAT ER segment’s margin.

Other MAT ER considerations

On June 16, 2021, SE Res. No. 551/21, among other measures, replaced the dispatch priority maintenance guarantee with quarterly payments of US$500/MW as a dispatch priority reserve until commissioning. There is a maximum term of 24 months since the priority assignment, extendable for: (i) 180 days, continuing with quarterly payments for works with a minimum 60% progress, otherwise, making monthly US$500/MW payments; and (ii) 360 additional days, making monthly US$1,500/MW payments.

On the other hand, SER Provision No. 1/18 had regulated, among other issues, the dispatch priority allocation and the tie-breaking mechanism in case of insufficient transmission or transformation capacity. To this effect, the following order of criteria was considered: commissioning date, capacity factor, fiscal benefits and drawing by lot. On January 21, 2022, under SE Res. No. 14/22, the dispatch priority is set to be granted to the tenderer offering the best payment, in a sealed bid, to reserve the dispatch priority (applying an increase factor on those set by SE Res. No. 551/21).

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5.2       Transmission[7]

Evolution of the high-voltage transmission system

The following chart shows the evolution of the transformation capacity’s cumulative growth and the number of km of high-voltage transmission lines, compared to peak demand’s cumulative percentage growth since 1992.

Evolution of the transmission system

Cumulative growth (in %)

Source: Transener and CAMMESA.

As illustrated in the graphic above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Federal Transmission Plan. Implementing this Federal Plan has provided the SADI with more stability and better conditions to meet the rising demand.

Transener’s tariff situation

Background: RTI

ENRE Res. No. 66/17 and No. 73/17 of February 2017, as amended, established the 2017/2021 five-year period’s tariffs. Moreover, the ENRE set the remuneration update mechanism, the service quality system and applicable penalties, the reward system, and the investment plan to be executed by both companies over this period. In October 2017, the ENRE issued Res. No. 516/17 and No. 517/17, partially upholding the Motions for Reconsideration filed by Transener and Transba. It also established, retroactively as of February 2017, an AR$8,629 million and AR$3,575 million recognized capital base and AR$3,534 million and AR$1,604 million annual regulated income for Transener and Transba, respectively.

The semiannual update mechanism stipulated in the RTI sought to keep real-term values for remunerations collectible by Transener and Transba over the whole RTI’s five-year period. The adjustment formula considered the variations during such semester in the IPIM, ‘Manufactured Products’ item, the CPI, and the Salary Index published by the INDEC, weighted based on the cost structure and average investments for the RTI’s 2017-2021 period. This update mechanism contemplated a trigger clause that weighted the IPIM and the CPI semiannual variations published by the INDEC, ascertained at a deviation equal to or higher than 5%.

7 For further information, see sections 7.4 and 8.4 of this Annual Report.

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The last semiannual update took place in September 2019, adjusting Transener and Transba’s remunerations by 18.83% and 18.81%, respectively, for the December 1, 2018 – June 1, 2019 period, retroactively to August 1, 2019 (ENRE Res. No. 269/19 and 267/19).

However, the Solidarity Law and its supplementary provisions, which entered into force on December 23, 2019, provided that electricity transmission tariffs under federal jurisdiction would remain unchanged for up to 450 days or until new transitionary tariff schemes are in effect. It also empowered the PEN to begin an extraordinary review of the current RTI. Moreover, on December 17, 2020, DNU No. 1020/20 was published, launching the RTI renegotiation for a term not to exceed two years from its publication.

Current situation: transitionary tariff regime

The public hearing to consider Transener and Transba’s transitionary tariff regime took place on March 29, 2021. All documentation required by the ENRE was submitted. Upon ENRE’s request, the 2021/2022 economic and financial projection was updated in August 2021 and January 2022. However, no instructions on the transitionary tariff update were received from the ENRE.

Finally, on February 25, 2022, ENRE Res. No. 68/22 and 69/22 were issued, granting a transitionary tariff adjustment of 25% and 23% for Transener and Transba, respectively, retroactively to February 1, 2022. Given the differences between the tariff proposals of said companies and the final tariff schemes, Transener and Transba filed a request to review the proceeding and a preliminary challenge. They will also appeal to both resolutions.

It is worth mentioning that the tariff schemes of Transener and Transba had been unchanged since August 2019. Moreover, in their respective public hearings held in 2022, they informed that their transportation costs represented about 2% of the final bill (comprised of the raw materials, transmission, distribution, and tax).

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6.       The Argentine oil and gas market

6.1       Hydrocarbon exploration and exploitation[8]

The Argentine energy matrix

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2020, as there is no available information for the year 2021:

2020 Argentine energy matrix

100% = 70.6 million TOE

Note: It excludes other primary sources for 5.5%. Source: SE.

Natural gas

In 2021, total gross natural gas production amounted to 124 million m3 per day, slightly higher than the volumes produced in 2020. This variation is mainly due to the beginning of Plan Gas.Ar in the Neuquina Basin (+4 million m3/day), partially offset by the decline in the Austral, Golfo San Jorge and Noroeste Basins (-3 million m3 per day). It is worth highlighting that in December 2021, production reached 129 million m3/day, 13% higher than in the same month in 2020.

Although total demand recorded a 2% year-on-year increase due to the post-lockdown gradual recovery, domestic gas production could not meet the demand, a deficit evidenced since 2003. Therefore, the Federal Government resorted to natural gas imports and the use of alternative fuels. In 2021, Bolivia’s supply averaged 13 million m3 per day (-14% vs. 2020) and seaborne LNG at the ports of Escobar and Bahía Blanca[9] recorded 10 million m3 per day (+94% vs. 2020). Moreover, in 2021, there were marginal regasified LNG imports from Chile, purely for logistic reasons (the last time was in 2018). On the other side, natural gas and LNG exports decreased by 34% compared to 2020, to a total of 2 million m3 per day, representing 2% of the total domestic production in 2021.

Based on the last annual information published by the SE, as of December 31, 2020, the country’s total natural gas reserves and resources amounted to 1,102,535 million m3, of which 36% were proven reserves. Moreover, 61% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have experienced a slight 3% decrease, especially for resources, which decreased by 13%, totaling 360,068 million m3.

8 For further information, see sections 7.2 and 8.2 of this Annual Report.

9 In 2021, the regasification ship, which had left in late 2018, returned to Bahía Blanca.

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Evolution of natural gas production, and reserves and resources*

In billion m3, 2006-2021

Note: *There is no available information on reserves and resources for the year 2021. Production is gross. Source: SE.

Oil

In 2021, total oil production amounted to 82 thousand m3 per day, 7% higher than the volumes produced in 2020 (76 thousand m3 per day), mainly due to the post-lockdown recovery. It is worth highlighting that in December 2021, production reached 87 thousand m3/day (+14% vs. 2020).

Based on the last annual information published by the SE, like 2020, during 2021 no oil import was recorded. Besides, due to the recovery in domestic demand, in 2021 oil exports decreased to 9 thousand m3 per day, 24% lower than in 2020. This volume represented 12% of the total domestic production in 2021.

As of December 31, 2020, the country’s oil reserves and resources totaled 832,186 thousand m3, of which 46% were proven reserves. Moreover, 40% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources remained similar. Moreover, resources totaled 155,374 thousand m3, 5% lower than December 31, 2019.

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Evolution of oil production, and reserves and resources*

In million m3, 2006-2021

Note: * There is no available information on reserves and resources for the year 2021. Source: SE.

Argentina’s Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007, amending Hydrocarbons Law No. 17,319, which considered new drilling techniques in the industry and mainly introduced changes to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, the incorporation of concepts for on and off-shore unconventional exploration and exploitation, and a promotion regime according to Executive Order No. 929/13, among others. The main changes introduced by Law No. 27,007 are detailed below:

Unconventional hydrocarbons exploitation

The Law conferred legal status to the concept of ‘Hydrocarbon Unconventional Exploitation Concession’ created by Executive Order No. 929/13. The term hydrocarbon unconventional exploitation is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of exploration permits and/or exploitation concessions will be entitled to request a hydrocarbon unconventional exploitation concession to the enforcement authority under the following terms:

•	The exploitation concessionaire may request, within its block, the subdivision of the existing block into new hydrocarbon unconventional exploitation blocks and the granting of a hydrocarbon unconventional exploitation concession. Such request will be based on developing a pilot plan aiming at the commercial exploitation of the discovered reservoir according to acceptable technical and economic criteria.
•	Holders of a hydrocarbon unconventional exploitation concession also being holders of a preexisting and adjacent exploitation concession may request both blocks’ unification as a single hydrocarbon unconventional exploitation concession, provided they duly demonstrate the geological continuity of these blocks. Such request should be based on the development of a pilot plan.
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Terms for exploitation concessions and permits

The terms for the exploration permits will be established in each tender issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional):

i.	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from fourteen to eleven years;
ii.	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years, that is, up to a maximum of 13 years; and
iii.	On and off-shore exploration: the basic term is divided into two periods of three years each, plus an optional extension of one year each.

Upon expiring the first period of the basic term, the exploration permit holder will decide whether to continue exploring the block or transfer it back in whole to the Government. The whole originally granted block may be kept provided the obligations arising from the permit have been appropriately met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole block unless it exercises its right to extend the period (then, the reversion will be limited to 50% of the remaining block).

Exploitation concessions will be granted for the following terms, which will be computed as from the granting resolution’s date:

i.	Conventional exploitation concession: 25 years;
ii.	Unconventional exploitation concession: 35 years; and
iii.	On and off-shore exploitation concession: 30 years.

Moreover, the holder of an exploitation concession may, with a minimum one-year notice before the concession’s expiration, request indefinite extensions for a 10-year term each, provided it has adequately met its obligations as exploitation concessionaire, hydrocarbons are produced in said block and files an investment plan consistent with the concession’s development.

Awarding of blocks

Law No. 27,007 proposes drafting a standard bid form that the SE and the provincial authorities will jointly make and adjust to all tenders. Also, said law introduces a specific criterion for awarding permits and concessions by incorporating the specific parameter of ‘greater investment or exploration activity’ as tie-breaker, at the PEN or the Provincial Executive Branch’s duly supported discretion, as applicable.

Levy and royalties

The amended Argentine Hydrocarbons Law set the values for the exploration and exploitation levy established by Executive Order No. 1,454/07; such values may, in turn, be generally updated by the PEN. The current values for each levy and royalty are detailed below.

Levy

Law No. 27,007 set the levy values per km2 or fraction to be paid annually and in advance by the permit holder. The exploitation permit will amount to AR$4,500. In contrast, for the exploration permit, the following values will apply: AR$250 in the first period and AR$1,000 in the second period of the basic term; and AR$17,500 during the first year of the extension, with a 25% annual cumulative increase.

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The amount payable for the basic term’s second period and the extension period may be readjusted by offsetting it with exploration investments until reaching 10% of the levy per km2 applicable for the period.

On September 26, 2019, the Province of Neuquén published new levy values per km2 or fraction effective for the said province as from 2020. The exploitation levy was set at AR$22,410, and the exploration levy, at AR$1,245 for the first period, AR$4,980 for the second period, AR$7,470 for the third period, and AR$87,150 for the extension period (Executive Order No. 2032/19).

As from 2021, PEN Executive Order No. 771/20 set a maximum levy in AR$ equivalent to a certain volume of oil at the average domestic market price[10], at the BNA’s FX rate effective the last business day before payment. This scheme is applicable nationwide (including the Province of Neuquén, which adhered to it through Provincial Executive Order No. 1656/20). The exploitation concession amounts to 8.28 barrels. The exploration permit applies 0.46 barrels in the basic term’s first period and 1.84 barrels in the second period, and 32.22 barrels during the extension period.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from hydrocarbons production. The percentage the exploitation concessionaire should pay monthly to the grantor as royalty remains at 12% of the proceeds derived from liquid hydrocarbons production extracted at the wellhead. Natural gas production will bear a like percentage of the value of extracted and used volumes and will be payable monthly. In the case of extension, up to 3% additional royalties’ payment is applicable upon the first extension but limited to an 18% rate.

For the conduction of hydrocarbon conventional exploitation complementary activities, from the granted concession’s expiration and within the hydrocarbon’s unconventional exploitation concession, the enforcement authority may fix additional royalties of up to 3% above the current royalties, up to a maximum of 18%, as applicable.

The PEN or the Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce by up to 25% the applicable royalties to the hydrocarbons production during the term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a period of 36 months as from Law No. 27,007’s effective date.

Extension bond

For exploitation concession extensions, Law No. 27,007 empowers the enforcement authority to establish the payment of an extension bond, capped by the amount resulting from multiplying the remaining proven reserves at the expiration of the concession by 2% of the average basin price applicable to the specific hydrocarbon during a term of 2 years before the granting of the extension.

Exploitation bond

The enforcement authority may establish the payment of an exploitation bond, capped by the amount resulting from multiplying the remaining proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons for the two years before the granting of the unconventional hydrocarbon exploitation concession.

10 Corresponding to the first semester of the year prior to settlement.

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Transportation concessions

Transportation concessions (so far granted for 35 years) are now awarded for the same term as the originating exploitation concession, with the possibility of receiving subsequent extensions up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term. In contrast, an unconventional exploitation concession will have a basic 35-year term, each plus any granted extension term. After these terms expire, the facilities will be transferred back to the Federal or Provincial Government, as applicable, by operation of law and without charges or encumbrances.

Uniform legislation

Law No. 27,007 provides for two types of non-binding commitments between the Federal Government and the provinces regarding tax and environmental issues:

i.	Environmental Legislation: it provides that the Federal Government and the provinces seek to establish uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation, and/or transportation to further develop the activity while adequately protecting the environment.
ii.	Tax System: it provides that the Federal Government and the provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence to the following guidelines:
−	The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;
−	The freezing of the current stamp tax rate and the commitment not to charge with it any financial contracts executed to structure investment projects, guarantee and/or warrant investments; and
−	The provinces and their municipalities commit not to impose new taxes —or increase the existing ones— on permit and concession holders. Exceptions are service compensation rates, improvement contributions, and general tax increases.

Conventional and unconventional hydrocarbon investment promotion regime

On July 11, 2013, the PEN issued Executive Order No. 929/13, which created the Investment promotion regime for the exploitation of hydrocarbons —both conventional and unconventional— to encourage investments and the concept of unconventional exploitation concession.

Law No. 27,007 extended the benefits of the Promotion Regime to hydrocarbon projects involving a minimum US$250 million direct investment denominated in foreign currency, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first three years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum of US$1,000 million amount during a term of 5 years.

Holders of exploration permits and/or hydrocarbon exploitation concessions, and/or third parties associated and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy, as from the third year of execution, the right to freely sell abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and off-shore projects, respectively, with a 0% export duty, if applicable. Moreover, they will have free availability of 100% of the foreign currency derived from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum of US$250 million entry of foreign currency into the Argentine financial market.

In periods where national hydrocarbon production is insufficient to meet domestic supply needs under Section 6 of the Argentine Hydrocarbons Law, subjects covered by the Promotion Regime will have, as from the third year following the execution of their respective investment projects, the right to obtain a price not lower than the reference export price (without computing the incidence of any applicable withholdings) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

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Under these investment projects, Law No. 27,007 provides for two contributions payable to producing provinces where the investment project is developed: (i) 2.5% of the investment amount paid by the project holder, destined for corporate social responsibility projects; and (ii) an amount determined by the Hydrocarbon Investments Committee paid by the Federal Government, based on the size and scope of the investment project, destined for infrastructure projects.

Unconventional hydrocarbons exploitation concession (CENCH) in the Province of Neuquén

Given the special features of unconventional reservoir due to its low permeability and the productivity reached over the last few years, the Ministry of Energy and Natural Resources of the Province of Neuquén set certain parameters for granting CENCH in this province, instrumented through Res. No. 53/20 (July 2020) and No. 142/21 (November 2021), later ratified by Provincial Executive Order No. 2183/21 (December 2021).

Companies may request a CENCH based on a development project comprised of a Pilot Plan for up to five years to demonstrate its technical and economic feasibility, in which Res. No. 53/20 incorporated additional parameters to the national regulation regarding operation, actual productivity assessments, costs and investment.

Once the CENCH request is filed, if it includes a surface larger than the pilot area, the payment of a block extension bond is incorporated. Its value will be associated with the resources expected to be recovered in the extended block, considering the basin’s average price over the last two years.

Finally, while the CENCH is in effect, holders should submit on an annual basis continuous development plans and investment commitments to be executed on the concession period, considering that commitments for the following year will be deemed firm.

Regulations specifically applicable to the gas market

Plan Gas.Ar

On November 16, 2020, Plan Gas.Ar was created to promote the production of Argentine natural gas and manage the impact of gas cost on the Priority Demand’s tariff. The term for onshore production is four years, with an additional four years for offshore production, computable as from January 2021 (DNU No. 892/20). Beneficiaries of Unconventional Plan Gas opting to participate in this program should previously file their waiver.

Methodology and conditions

The SE instrumented a call for tenders between producers, as sellers, and CAMMESA, gas distributors and IEASA, as purchasers, for a total base volume of 70 million m3/day, extendable for the winter period (May – September), with a 100% daily DoP and a 75% monthly ToP condition for CAMMESA and quarterly for gas distributors and IEASA. The DoP constitutes 70% of the awardees’ production commitment.

The maximum base price was set at US$3.7/MBTU for the Neuquina Basin. Moreover, the awarded price is adjusted by a 0.82 factor for the non-winter period, 1.25 for the winter period, and 1.30 for the additional volume during winter. The purchasers, CAMMESA and IEASA, will pay the price awarded in the tender. In contrast, gas distributors will pay the price set in the tariff scheme in force, and the Federal Government will offset the difference with the awarded price. Moreover, the Federal Government created a system to guarantee the compensation payment, not affecting other mechanisms, based on tax credit certificates.

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Tender rounds

On December 15 and 29, 2020, the SE awarded 67.4 million m3/day of natural gas (55% destined for power plants) at an average annual base price of US$3.5/MBTU, and an additional volume during winter period of 3.6 million m3/day at US$4.7/MBTU. Pampa was awarded a base volume of 4.9 million m3/day at US$3.6/MBTU and an additional 1.0 million m3/day during winter period at US$4.7/MBTU.

Moreover, on February 22 and October 19, 2021, the SE called for a second and a third round of Plan Gas.Ar, respectively (Res. No. 129/21 and 984/21, as amended).

In the second round, with an increasing daily DoP and a 75% quarterly ToP, volumes were awarded for the 2021 – 2024 winter period (May – September) for a total average volume of 3.3 million m3/day at US$4.7/MBTU, with deliveries as from June 2021 (SE Res. No. 169/21). Pampa participated in this round and was awarded for an average volume of 0.8 million m3/day at US$4.7/MBTU.

In the third round, volumes were awarded for the May 2022 – December 2024 period for a total of 3 million m3/day at US$3.43/MBTU under a GSA with the same conditions as the first round (SE Res. No. 1091/21). The 100% of the volume was from the Neuquina Basin, without awardees from the rest of the basins. Pampa participated and was awarded 2 million m3/day at US$3.347/MBTU.

Natural gas for the residential segment

Priority Demand and CEE

In June 2016, criteria were established to guarantee Priority Demand’s supply through the CEE in case of operational emergencies that may affect its regular operation (MEyM Res. No. 89/16, as amended). In June 2017, the procedure for the administration of dispatch in the CEE was approved (ENARGAS Res. No. 4502/17). If the CEE does not reach an agreement, ENARGAS defines the required supply considering each producer’s available quantities, deducting the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

Natural gas price within the PIST

As from 2021, gas volumes for the priority demand are contracted under Plan Gas.Ar. Gas distributors must pay the price stated in the tariff scheme in force, and the difference with the Plan Gas.Ar awarded price is compensated by the Federal Government. In case of IEASA, it must pay 100% of the Plan Gas.Ar awarded price. Moreover, public hearings to discuss the share of gas price at the PIST that the Federal Government is in charge under Plan Gas.Ar took place on February 18, 2021 and January 31, 2022.

Natural gas for power generation

As from December 30, 2019, the fuel supply for power plants was again centralized in CAMMESA (except for generators with PPA under Energía Plus and SEE Res. No. 287/17). Since then, CAMMESA launched successive calls for tenders to cover its monthly consumption. Moreover, since 2021, most gas supplies to CAMMESA have been under Plan Gas.Ar, for the volumes committed for this 4-year program. Generators covered by Energía Plus and SEE Res. No. 287/17 PPA have the option to assign the natural gas operation and transportation to CAMMESA. Pampa adhered to this scheme.

It is worth mentioning that since 2021, new reference prices at the PIST have been set for the production out of Plan Gas.Ar (SE Res. No. 354/20) at US$2.3/MBTU in the off-peak period (October – April) and US$3.5/MBTU in the winter period (May – September) for the Neuquina Basin.

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Therefore, in addition to Plan Gas.Ar, CAMMESA continued calling for monthly tenders during 2021, considering the maximum prices stated above, being interruptible for Plan Gas.Ar awardees and with 30% DoP for the rest. However, as from September 2021, these calls were declared void.

Moreover, as from mid-July 2021, CAMMESA launched, on average, fortnightly calls for Plan Gas.Ar awardees that can offer surplus volumes on an interruptible basis, being the maximum price equivalent to the awarded price in the first round. During 2021, an average volume of 25.2 million m3/day was awarded at US$3.4/MBTU[11] (US$4.4/MBTU until September and US$2.9/MBTU onwards). After the closing of 2021, an average volume of 22.1 million m3/day was awarded at US$2.9/MBTU[12].

Natural gas export

Until the end of April 2021, the procedure for the authorization of natural gas exports set by SGE Res. No. 417/19 was in effect, being the security of local supply a condition in all cases. It is worth mentioning that the exported volume did not qualify for calculating the incentive for domestic production increase encouragement programs.

In November 2020, Pampa was granted permits to export gas on an interruptible basis to different customers in Chile, maturing between April 2021 and January 2022.

On April 27, 2021, the new procedure to authorize natural gas exports was implemented (SE Res. No. 360/21). New permissions contemplate exports on a firm and preferential basis for Plan Gas.Ar awardees, and set minimum sales price equivalent to the off-peak price awarded in round 1. The Company, as an awardee under Plan Gas.Ar, could make firm exports during the off-peak period, extendable to the winter period if there is an oversupply at a specific basin and with the prior approval of the applicable authority.

In May and December 2021, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively. Moreover, between September and December 2021, new interruptible permits to Chile, Brazil and Uruguay were added, maturing between November 2022 and December 2024.

It is worth mentioning that a natural gas export duty has been in effect since May 2020. PEN Executive Order No. 488/20 of May 19, 2020, set an export duty exemption as long as the Brent international price is equal to or below US$45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. During 2021, this rate remained at 8%, except for January (3.1%) and February (5.7%).

Natural gas for CNG

Plan Gas.Ar program, created under DNU No. 892/20, does not guarantee the provision of natural gas for CNG since it abrogated MEyM Res. No. 80/17. However, during the 2021 winter period, the SE instructed IEASA to supply, through gas distributors, CNG stations that could not manage to execute an agreement with a producer/trader (Note NO-2021-37656867-APN-SE#MEC). CNG is currently traded privately, without price regulation.

11 It comprises the July 24, 2021 – January 2, 2022 period.

12 It comprises the January 3 – February 27, 2022 period.

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Regulations specifically applicable to the crude oil market

Crude oil commercialization in the domestic market

As of this date, there is no reference price for the sale of crude oil in the domestic market. However, local refining companies are validating prices below the export parity.

Crude oil export

Like natural gas exports, there has been a crude oil export duty in effect since May 2020. PEN Executive Order No. 488/20 of May 19, 2020, set an export duty exemption as long as the Brent international price is equal to or below US$45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. During 2021, this rate remained at 8%, except for January (3.1%) and February (5.7%).

6.2       Midstream[13]

Regulations specifically applicable to gas main pipeline transportation

Background: RTI

On March 30, 2017, a transitionary tariff scheme was approved, with a 214.2% and 37% increase in the natural gas transportation utility service and the CAU, respectively, applicable in three stages: April and December 2017, and April 2018, recognizing a compensation for the programmed increase deferral (ENARGAS Res. No. 4362/17). The RTI contemplated a semi-annual non-automatic tariff adjustment mechanism subject to the IPIM published by the INDEC.

Moreover, the RTI considered the income needed to execute a Five-Year Investments Plan between April 2017 and March 2022, of AR$6,787 million expressed as of December 2016 values, in order to operate and maintain the main gas pipelines under TGS’s concession and guarantee the safety and continuity of the gas transportation utility service to meet the higher demand expected from the development of reserves.

The last semi-annual update was in April 2019, adjusting TGS’s remuneration by 26.0%, calculated based on the IPIM semi-annual variation for the August 2018 – February 2019 period (ENARGAS Res. No. 192/19).

The semi-annual update that should have been applied as from October 1, 2019, was deferred by several regulations. The Solidarity Law and its supplementary provisions, which entered into force on December 23, 2019, provided that gas transportation tariffs under federal jurisdiction would remain unchanged for up to 450 days or until new transitionary tariff schemes are in effect. It also empowered the PEN to begin an extraordinary review of the RTI in force. Moreover, on December 17, 2020, DNU No. 1020/20 was published, beginning the RTI renegotiation for a term not to exceed two years from its publication.

Current situation: transitionary tariff system

The public hearing to consider TGS’s transitionary tariff regime took place on March 16, 2021. However, no agreement was reached in the Transitionary Tariff Regime’s Renegotiation. Therefore, on June 2, 2021, it was resolved that tariff schemes effective in April 2019 would remain unchanged (PEN Executive Order No. 353/21, ME & ENARGAS Joint Res. No. 1/21 and ENARGAS Res. No. 149/21).

13 For further information, see sections 7.4 and 8.4 of this Annual Report.

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Given the circumstances, TGS filed a motion for reconsideration, subsidiarily filing a hierarchical appeal against these provisions, under Section 84 and 89 of the National Law of Administrative Proceedings (Ley Nacional de Procedimientos Administrativos, LNPA) in the respective administrative jurisdictions. This motion requested the upholding of the filed appeals, the nullity of the challenged Joint Res. and the creation of a new Transitionary Tariff Regime in line with TGS’s tariff claim.

Moreover, PEN Executive Order No. 91/22 and ENARGAS Res. No. 60/22 of February 2022 granted the 60% transitionary tariff adjustment to TGS, effective as from March 1, 2022. Among other conditions, this granting did not establish a mandatory investment plan and it has forbidden to: (i) distribute dividends; and (ii) prepay financial and commercial debt with shareholders, acquire other companies, or grant loans.

Pursuant to the 2022 Transitionary Agreement, TGS has committed not to initiate any new claims, motions, actions, lawsuits or appeals; and/or to suspend, remain or extend the suspension of any claims and remedies filed in any way associated with the current Renegotiation of Comprehensive Tariff Review, Law No. 27,541, PEN Executive Order No. 278/20 and DNU No. 1020/20.

It is worth mentioning that TGS’s tariff schemes had been unchanged since April 2019. Moreover, in its public hearing held in 2022, it informed that its transportation cost represented about 13% of a residential user’s final bill (comprised of the raw materials, transportation, distribution and tax).

Transport.Ar program

Through Res. No. 67/22 of February 7, 2022, the SE created the Transport.Ar National Production program, declaring the construction of Presidente Néstor Kirchner main gas pipeline, and its supplementary works, of public interest as a strategic project.

Moreover, through PEN Executive Order No. 76/22 of February 11, 2022, a 35-year concession for this gas pipeline was granted to IEASA, and the FONDESGAS (Fondo de Desarrollo Gasífero Argentino) trust was created, being IEASA the trustor and beneficiary, and BICE the trustee.

This pipeline will connect the town of Tratayén, Province of Neuquén, to the town of Salliqueló, Province of Buenos Aires (Phase I), and Salliqueló to the City of San Jerónimo, Province of Santa Fe (Phase II). IEASA will lead the works, which could be performed on its own account or through third parties, giving the priority to YPF. If a call for tenders is launched, TGS will evaluate the suitability of taking part in its operation and maintenance.

Regulations specifically applicable to the LPG business

Household Gas Bottles’ Program and Propane for Grids Agreement

Currently, the Household Gas Bottles’ Program supplying LPG for gas bottles at subsidized prices (PEN Executive Order No. 470/15, as amended) and the Propane for Grids Agreement are in force.

The Household Gas Bottles’ Program provides a defined LPG quota to fractionation companies at a maximum reference price to guarantee supply to low-income residential users. The maximum reference price for butane and propane producers under this program was AR$10,885.0/ton until April 5, 2021 (SE Res. No. 30/20) and AR$12,626.6/ton as from April 6, 2021 (SE Res. No. 249/21). Moreover, on August 25, 2021, SE Res. No. 809/21, as amended, provided (among other measures) transitory economic assistance recognizing 20% of the billing for the August 2021 – March 2022 period of LPG sales under the Household Gas Bottles’ Program. Given the circumstances, participation in these programs forces TGS and Refinor to produce and sell LPG at prices ostensibly lower than market prices, which entails adopting the necessary mechanisms to minimize its negative impact.

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Regarding the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids (‘Propane for Grids Agreement’), on August 10, 2021, TGS executed the 18th extension to this agreement, effective until December 31, 2021. The agreement effective until December 31, 2022 was executed on February 17, 2022. This agreement stipulated the payment of a compensation to participants, payable by the Federal Government, calculated as the difference between the sales price under such agreement and the export parity published on a monthly basis by the SE, although with significant delays in collection terms.

Export duty

Like hydrocarbon exports, there has been a propane, butane and LPG export duty in effect since May 2020. PEN Executive Order No. 488/20 of May 19, 2020, set an export duty exemption as long as the Brent international price is equal to or below US$45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. During 2021, this rate remained at 8%, except for January (3.1%) and February (5.7%).

Regulations specifically applicable to crude oil transportation

In June 2016, OldelVal requested to the MEyM the performance of the RTI, as tariffs were insufficient to develop a maintenance and investment plan that may guarantee the integrity, efficiency and reliability of the facilities and transportation service. Consequently, on March 10, 2017, a new US$-denominated tariff scheme was published, providing for an average 34% increase, effective as from March 2017 (MEyM Res. No. 49/17).

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7.       Relevant events

7.1	Power generation[14]

PEPE III expansion

In the fourth quarter of 2021, Pampa announced PEPE III’s expansion project, which will increase the existing gross capacity from 53.2 MW to 134.2 MW, with an estimated investment of US$128 million[15]. Its output will be sold in the MAT ER through a US$-denominated PPA with private parties, and it is estimated to be commissioned in stages, fully commissioning in the second quarter of 2023.

PEPE III is located in Coronel Rosales, 45 km from the City of Bahía Blanca, Province of Buenos Aires. Currently, it comprises 14 Vestas wind turbines and during 2021 its load factor reached 58%, highlighting the outstanding wind quality in the area. The expansion project consists of the assembly and installation of 18 wind turbines of the same brand.

As of today, Pampa owns three wind farms: PEMC (100 MW) and PEPE II and PEPE III (53.2 MW each). Once works are completed, our wind farms will contribute to the national grid a total of 287.4 MW of renewable energy to the national grid.

This expansion, in addition to the closing to CC at CTEB and the investments committed under Plan Gas.Ar, are part of the Company’s strategy to focus its investments on the development of our core businesses: power generation and natural gas production.

Approval and issuance of IREC certificates

In August 2021, Pampa registered PEPE II and III wind farms under the International Renewable Energy Certificates (IREC) standard, issued by the International REC Standard Foundation, and became the first Argentine power generator to certify wind energy. The IREC are internationally recognized certificates that companies employ to meet carbon emission mitigation targets and support renewable energy development. Pampa could issue about 500,000 certificates per year, representing approximately 10% of the total certificates issued in the country[16].

Updates to the remuneration scheme for legacy energy

SE Res. No. 31/20, which modified certain aspects of the remuneration scheme set by SRRYME Res. No. 1/19, was in effect until January 2021. The entire remuneration scheme was converted from US$ to AR$ at the FX of AR$60/US$, and an update factor was established as from the second month of its application, with a formula consisting of 60% CPI and 40% IPIM. Besides, power capacity payments were modified and an additional remuneration was added in the HMRT of the month. However, the update factor was not implemented.

Moreover, through SE Res. No. 440/21 issued on May 21, 2021, the spot remuneration scheme established by SE Res. No. 31/20 was increased by an average of 29%, retroactive to February 2021. Furthermore, said resolution rendered ineffective the update factor.

14 For further information, see sections 5.1 and 8.1 of this Annual Report.

15 In January 2022, Pampa issued the first Green Bond for its financing. For further information, see section 7.6 of this Annual Report.

16 For further information, follow this link.

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Transitory pricing adjustment for legacy energy

To guarantee the supply of CAMMESA’s electricity exports and procure power plants’ availability and maintenance, SE Res. No. 1037/21 of November 2, 2021, established an additional and transitory recognition to legacy power plants (except for binational hydros), to be remunerated between September 2021 and February 2022.

This increase was instrumented by the SE to CAMMESA under Note NO-2021-108163338-APN-SE#ME. CAMMESA must assume that applicable thermal power plants have a 70% load factor, thus should receive 100% of the power capacity remuneration. Moreover, every month the energy exported by CAMMESA is valued at AR$1,000/MWh, and said amount will be paid as an additional to applicable generators, prorated by the monthly generation.

Maturity of CTP and CTLL’s steam turbine PPA

After fulfilling the 10-year PPA under SE Res. No. 220/07, CTP (30 MW) and CTLL’s CC steam turbine (180 MW) started to bill under spot energy scheme (SE Res. No. 440/21) as from July 15 and November 1, 2021, 12 am, respectively.

Commissioning of MAN engines at CTLL

As of August 3, 2021, at midnight, CAMMESA granted the commissioning of CTLL’s LDLMDI01 unit for a capacity of 15 MW. The unit consists of two gas-fired MAN engines, priced under spot energy through SE Res. No. 440/21.

Technical problem at CTGEBA

On May 31, 2021, a technical problem occurred at GEBATG03 gas turbine, part of CTGEBA’s new combined cycle. Consequently, the CC’s generation capacity was reduced by approximately 50%. Jointly with the turbine manufacturer, Siemens, Pampa performed the necessary works to dismantle and repair the failure, which was successfully finished in July 2021.

Moreover, the Company is making all filings required before the insurance companies to collect the damages compensations resulting from the failure and minimize economic losses related to the breach of availability commitments.

Assignment of fuel supply agreements for thermal power plants

Within the framework of the Plan Gas.Ar, SE Res. No. 354/20 defined the priority usage of natural gas firm volumes from different sources (gas from Bolivia, contracts with Plan Gas.Ar producers, etc.) to be acquired by CAMMESA as from 2021. It set a unified dispatch scheme by CAMMESA and a dispatch priority order based on the assigned natural gas.

Generators under Energía Plus and PPA with CAMMESA under SEE Res. No. 287/17 have the option to adhere to the unified dispatch, being CAMMESA their natural gas supplier to cover their obligations. To such effect, they should maintain the necessary natural gas transportation capacity and dismiss their right to file claims due to SE Res. No. 354/20. Pampa executed contracts with CAMMESA whereby it adhered to said unified dispatch and assigned the operation of the executed contracts of gas and firm transportation.

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Other regulatory news in the renewable market

As from June 2021, different regulatory measures were adopted for the admission of new MAT ER projects through a more efficient procedure.

At MAT ER, on June 16, 2021, among other measures, the dispatch priority maintenance guarantee was replaced by quarterly payments of US$500/MW as a dispatch priority reserve until commissioning (SE Res. No. 551/21). There is a maximum term of 24 months as from the priority assignment, extendable for: (i) 180 days, continuing with quarterly payments for works with a minimum 60% progress, otherwise, making monthly US$500/MW payments; and (ii) 360 additional days, making monthly US$1,500/MW payments.

Moreover, regarding the tie-breaking mechanism to assign the dispatch priority at MAT ER, on January 21, 2022, SE Res. No. 14/22 established that said dispatch priority would be granted to the tenderer offering, in a sealed bid, the best payment to reserve the dispatch priority (applying an increase factor on those set by SE Res. No. 551/21).

In RenovAr, due to significant delays in the commissioning of certain projects, and to recover the transmission capacity for the admission of new projects, in January 2022 the SE, upon the fulfillment of certain conditions, set the following options: (i) terminating the PPA with the payment of US$17,500/MW (wind or solar projects) or US$12,500/MW (rest) for the contracted power capacity; (ii) extending the term for commissioning, reducing the PPA’s term and price; or (iii) commissioning the project for a lower capacity.

7.2	Oil and gas[17]

Plan Gas.Ar: additional rounds

On December 15 and 29, 2020, the SE awarded 67.4 million m3/day of natural gas (55% destined for power plants) at an average annual base price of US$3.5/MBTU, and an additional volume during the winter period of 3.6 million m3/day at US$4.7/MBTU. Pampa was awarded a base volume of 4.9 million m3/day at US$3.6 per million BTU and an additional 1.0 million m3/day volume during the winter period at US$4.7 per million BTU.

In the second round (SE Res. No. 129/21 of February 22, 2021), a total average volume of 3.3 million m3/day at US$4.7/MBTU was awarded for the winter period (May – September) 2021 – 2024, with deliveries as from June 2021. Pampa participated in this round and was awarded 0.8 million m3/day on average at US$4.7/MBTU.

Moreover, in the third round (SE Res. No. 984/21 of October 19, 2021), a total of 3 million m3/day was awarded at US$3.43/MBTU for the May 2022 – December 2024 period under a GSA with the same conditions as the first round awarded in December 2020. Pampa participated and was awarded 2 million m3/day at US$3.347/MBTU.

It should be noted that in April 2021, traffic obstructions in the Province of Neuquén had a slight impact on 2021 winter production commitments. Consequently, Pampa, with other affected producers, sent the respective force majeure notifications before the SE, CAMMESA and gas distributors with gas supply agreements executed under Plan Gas.Ar. On August 11, 2021, the SE notified the Company of the upholding of the force majeure ground.

17 For further information, see sections 6.1 and 8.2 of this Annual Report.

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All-time-high record gas production at El Mangrullo

On December 9, 2021, we reached a record production of 6.7 million m3/day at this block, representing a 48% year-on-year increase and more than three times the 2016 average annual production.

El Mangrullo block is the fourth largest gas producer in the Neuquina Basin, with almost 200 km2 area and access to tight (Mulichinco and Agrio) and shale (Vaca Muerta) formations. Pampa operates and holds 100% working interest of the exploration and exploitation concession until 2053.

Natural gas for power generation

Since 2021, most gas supplies to CAMMESA have been made under Plan Gas.Ar, for the volumes committed to this 4-year program. Generators covered by Energía Plus and SEE Res. No. 287/17 PPA have the option to assign natural gas operation and transportation to CAMMESA. Pampa adhered to this scheme.

It is worth mentioning that since 2021, new reference prices at the PIST have been set for the production out of Plan Gas.Ar (SE Res. No. 354/20), being US$2.3/MBTU in the off-peak period (October – April) and US$3.5/MBTU in the winter period (May – September) for the Neuquina Basin.

Therefore, supplementary to Plan Gas.Ar, in 2021 CAMMESA continued calling for monthly tenders, considering the maximum prices stated above, on an interruptible basis for Plan Gas.Ar awardees and with a 30% DoP clause for the rest. However, since September 2021, these calls were declared void.

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Moreover, since mid-July 2021, CAMMESA has launched, on average, fortnightly calls for Plan Gas.Ar awardees that can offer surplus volumes on an interruptible basis, with a maximum price equivalent to that awarded in the first round. In 2021, an average of 25.2 million m3/day were awarded at US$3.4/MBTU[18] (US$4.4/MBTU until September and US$2.9/MBTU onwards). After the closing of 2021, an average of 22.1 million m3/day was awarded at US$2.9/MBTU[19].

Natural gas for gas distribution companies and CNG

Since 2021, Pampa has been awarded under Plan Gas.Ar, agreeing to supply fixed amounts to gas distributors and IEASA for a 4-year term. Gas distributors should pay the price from tariff scheme in force, and the balance to reach the awarded price is compensated by the Federal Government. IEASA pays 100% of the price awarded under Plan Gas.Ar.

Regarding CNG, Plan Gas.Ar does not guarantee its provision since it abrogated MEyM Res. No. 80/17. However, during the 2021 winter period, the SE instructed IEASA to supply, through gas distributors, CNG stations that could not manage to execute an agreement with a producer/trader (Note NO-2021-37656867-APN-SE#MEC). CNG is currently traded privately, without price regulation.

Gas export

On April 27, 2021, the new procedure to authorize natural gas exports was implemented (SE Res. No. 360/21). New permissions contemplate exports on a firm and preferential basis for Plan Gas.Ar awardees, and set minimum sales price equivalent to the off-peak price awarded in round 1. It is worth mentioning that natural gas is subject to an export duty rate that, by the end of February, amounts to 8%.

In May and December 2021, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively.

On the other hand, during off-peak season, Pampa exports on a spot basis. In November 2020, Pampa was granted permits to export gas to Chile on an interruptible basis, maturing between April 2021 and January 2022. Moreover, between September and December 2021, new interruptible permits to Chile, Brazil and Uruguay were added, maturing between November 2022 and December 2024.

7.3       Sale of controlling stake in Edenor

On June 30, 2021, the total Class A shares, representing 51% of the capital stock and votes of Edenor held by Pampa were transferred to Empresa de Energía del Cono Sur S.A., closing the sale transaction and marking Edenor’s change of control. Pampa announced this sale on December 28, 2020, approved by the Company’s Shareholders’ Meeting held on February 17, 2021, and the ENRE on June 24, 2021, through Res. No. 207/21. By the end of February 2022, Pampa’s indirect ownership of Edenor amounts to 4.2% of its issued capital stock.

Moreover, over the agreed purchase price, only the third and final payment milestone of US$40 million is left to be collected, to be financed over a year from the closing date at an annual fixed interest rate of 10% payable quarterly, except in cases of offsetting or prepayment in advance, according to the sale and purchase agreement.

18 It comprises the July 24, 2021 – January 2, 2022 period.

19 It comprises the January 3 – February 27, 2022 period.

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The sale of our stake in Edenor reaffirms our efforts to focus on the expansion of efficient power generation and the development of natural gas reserves, fundamental pillars to achieve sustainable energy in the country.

7.4       Other businesses[20]

Transener and TGS’s tariff situation

The Solidarity Law empowered the PEN to intervene administratively the ENRE and the ENARGAS (implemented through PEN Executive Orders No. 277/20, 278/20 and 963/20, as amended), effective until December 31, 2022.

On December 17, 2020, PEN Executive Order No. 1020/20 was published and set the beginning of the RTI renegotiation for a term that may not exceed two years from its publication date. Therefore, it halted all agreements under the RTI in force, with the scopes to be determined in each case by the ENRE and the ENARGAS. The renegotiation process would be completed with the execution of the RTI Final Memorandum of Understanding.

The public hearings to consider the transitionary tariff regime for TGS, and Transener and Transba took place on March 16 and 29, 2021, respectively. Despite presenting timely and adequately all the documentation required by the ENRE, no instructions on Transener and Transba’s transitionary tariff update were received from the ENRE. In the case of TGS, as no agreement was reached, on June 2, 2021, it was established that tariff schemes effective as of April 2019 would remain unchanged (PEN Executive Order No. 353/21, ME & ENARGAS Joint Res. No. 1/21 and ENARGAS Res. No. 149/21). TGS filed a motion for reconsideration and requested the nullity of these provisions.

Moreover, on February 25, 2022, ENRE Res. No. 68/22 and 69/22 were issued, granting a transitionary tariff adjustment of 25% and 23% to Transener and Transba, respectively, retroactively to February 1, 2022. Given the differences between the tariff proposals of said companies and the final tariff schemes, Transener and Transba filed a request to review the proceeding and a preliminary challenge. They will also appeal to both resolutions.

On the other hand, through PEN Executive Order No. 91/22 and ENARGAS Res. No. 60/22 of February 2022, the 60% transitionary tariff adjustment was granted to TGS, effective as from March 1, 2022. Among other conditions, the granting of said adjustment did not establish a mandatory investment plan and it has forbidden to: (i) distribute dividends; and (ii) prepay financial and commercial debt with shareholders, acquire other companies, or grant loans.

Pursuant to the 2022 Transitionary Agreement, TGS has committed not to initiate any new claims, motions, actions, lawsuits or appeals; and/or to suspend, remain or extend the suspension of any claims and remedies filed in any way associated with the current Renegotiation of Comprehensive Tariff Review, Law No. 27,541, PEN Executive Order No. 278/20 and DNU No. 1020/20.

It is worth mentioning that the tariff schemes of Transener and Transba, and TGS had been unchanged since August and April 2019, respectively. Moreover, in their respective public hearings held in 2022, they informed that their transportation costs represented around 2% and 13% of the residential user’s final bill (comprised of the raw materials, transportation, distribution and tax).

20 For further information, see sections 5.2, 6.2 and 8.4 of this Annual Report.

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TGS: Vaca Muerta midstream service expansion

Driven by the growth in gas production linked to Plan Gas.Ar, TGS completed the Tratayén plant’s expansion works in September 2021, increasing the conditioning capacity from 5.4 to 7.8 million m3/day, with an approximate investment of US$16 million.

Moreover, in the last quarter of 2021, two projects were approved, consisting of the installation of: (i) two gas conditioning modular plants, with a capacity of 3.5 million m3/day each, and a gasoline stabilizer tower; and (ii) a conditioning plant with a capacity of 6.6 million m3/day. The estimated investment will amount to US$22 million and US$82 million, commissioning in 2022 and mid-2023, respectively.

TGS: Transport.Ar program

The SE Res. No. 67/22 of February 7, 2022, created the Transport.Ar National Production program to execute gas transportation works allowing, among others: (i) natural gas self-supply; (ii) development of unconventional reserves in the Neuquina Basin on a large scale; (iii) replacement of imports of gas, LNG and liquid fuel (FO or GO); and (iv) increase in natural gas exports, primarily to neighboring countries.

Moreover, it declared the construction of Presidente Néstor Kirchner main gas pipeline, and its supplementary works, of public interest as a strategic project, after witnessing a substantial increase in the production of gas due to Plan Gas.Ar, especially in the Neuquina Basin, in addition to the saturation of the existing gas pipelines connecting the Neuquina Basin to the large consumption areas, as well as the lower availability of gas in the Noroeste Basin and from Bolivia.

Through PEN Executive Order No. 76/22 of February 11, 2022, a 35-year concession for this gas pipeline was granted to IEASA and the FONDESGAS (Fondo de Desarrollo Gasífero Argentino) trust was created, being IEASA the trustor and beneficiary, and BICE the trustee. It was established that IEASA may build, maintain, operate and provide midstream services on its own account or through third parties, and execute agreements with producers/carriers for the construction or expansion of this pipeline. The agreed tariffs will not be covered by the ENARGAS and will be freely negotiated between the parties, granting YPF S.A. the priority.

This pipeline will connect the town of Tratayén, Province of Neuquén, to the town of Salliqueló, Province of Buenos Aires (Phase I), and Salliqueló to the City of San Jerónimo, Province of Santa Fe (Phase II). Since IEASA may perform the works on its own account or through third parties, if a call for tenders is launched, TGS will evaluate the suitability of taking part in its operation and maintenance.

Transener: penalty for the total power outage in June 2019

On May 14, 2021, following the concession’s service quality and penalties regime, the ENRE fined Transener AR$31.5 million for the outages during the month of June 2019 (ENRE Res. No. 121 and 124/21), of which AR$5.5 million is directly linked to the event that took place on June 16, 2019. Therefore, the last figure does not differ significantly from the provision amount.

Besides, on May 14, 2021, through AAYANR Res. No. 3/21, the ENRE filed new charges against Transener for said event, based on an alleged breach of the purpose of promoting the operation, reliability, equality, free access, non-discrimination and generalized use of the electricity transmission and distribution services and facilities (Section 2, Subsection c, Law No. 24,065). On June 4, 2021, Transener filed the corresponding deposition and has received no updates in this respect as of the issuance of this Annual Report.

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7.5       Buyback of own financial securities

In order to reduce the difference between Pampa Group’s fair valuation based on its assets’ value and the quoted price from stock exchanges, by efficiently applying Pampa Group’s liquidity seeking to strengthen its value in the market[21], in 2021 Pampa Group continued repurchasing own shares and bonds.

Directors, statutory auditors and senior managers may not sell shares held or directly or indirectly managed by them while the buyback programs are in effect.

Pampa Energía

After terminating the eighth program on March 3, 2021, during 2021 Pampa’s Board of Directors approved three Share Buyback Programs under the following terms and conditions:

	VIII repurchase program	IX repurchase program	X repurchase program	XI repurchase program
Maximum amount to buyback	US$30 million	US$30 million	US$30 million	US$30 million
Maximum price	AR$85.20/share or US$15/ADR	AR$92.16/share or US$16/ADR	AR$110/share or US$15.5/ADR	AR$167/share or US$19/ADR
Period in force	120 days as from November 3, 2020	120 days as from March 4, 2021	120 days as from July 8, 2021	120 days as from December 3, 2021
Status	Terminated	Terminated	Terminated	In process

In 2021, the Company indirectly acquired 2.7 million ADR at an average price of US$13.9/ADR. After the closing of the fiscal year, as of February 2022, the Company indirectly acquired 0.1 million ADR at an average price of US$18.4/ADR.

On the other hand, Pampa’s Shareholders’ Meetings held on April 29 and September 30, 2021, approved the capital stock reductions through the cancellation of 56.6 million and 12.5 million shares (or 2.3 million and 0.5 million ADR), respectively, held in treasury by Pampa and its subsidiaries.

Between June and October 2021, the following cancellations became effective: 151.6 million, 140.8 million and 56.6 million shares, previously approved by Shareholders’ Meetings held on April 7, 2020, December 10, 2020, and April 29, 2021, respectively. On March 3, 2022, the cancellation of 12.5 million shares, previously approved by the Shareholders’ Meeting held on September 30, 2021, became effective.

By the end of February 2022, Pampa’s outstanding capital stock amounted to 1,383.6 million shares (equivalent to 55.3 million ADR).

Regarding debt securities, Pampa performed its last CB’s buyback transaction in 2020. By the end of February 2022, outstanding 2023, 2027 and 2029 CB amounted to US$389.6 million, US$636.0 million and US$292.5 million, respectively.

TGS

After completing the seventh program on March 22, 2021, TGS has no share buyback program in place.

21 And/or to the granting of shares to the Beneficiaries under the Stock Compensation Plan approved on February 8, 2017 and ratified by the Shareholders’ Meeting held on April 7, 2017, in the case of Pampa.

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VII repurchase program
Maximum amount to buyback	AR$3,000 million
Maximum price	AR$250/share or US$8.5/ADR
Period in force	210 days as from August 25, 2020
Status	Terminated

TGS’s last share buyback transaction took place in 2020. By the end of February 2022, TGS’s outstanding capital stock amounted to 752.8 million shares (equivalent to 150.6 million ADR).

As regards debt securities, during 2021 TGS repurchased own 2025 CB for US$4.8 million FV. By the end of February 2022, outstanding 2025 CB amounted to US$477.6 million.

On the other hand, during 2021 Pampa, directly and indirectly, acquired 1.9 million ADR and 0.1 million shares of TGS at an average cost of US$4.9/ADR and AR$160.0/share, respectively. After the closing of the fiscal year, Pampa indirectly acquired 0.1 million ADR of TGS at an average cost of US$4.3/ADR. By the end of February 2022, the Company’s direct and indirect stake in TGS’s issued capital stock amounts to 29.3%.

Transener

In 2021 Transba, Transener’s subsidiary, repurchased US$5.5 million FV of Transener’s 2021 CB. Moreover, in July 2021, Transener canceled US$12.5 million FV of its 2021 CB previously acquired by Transba, Transener’s subsidiary, and in August 2021 it paid at maturity all its Series 2 CB for US$86.0 million FV.

7.6       Debt transactions

As of December 31, 2021, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,439 million (-US$175 million vs. closing of 2020). In terms of net debt, the reduction amounts to US$282 million, reaching US$866 million. The average interest rate for US$-bearing indebtedness was 7.8%, currency in which 99% of the gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate was 33%. Pampa’s consolidated financial debt averaged approximately 4.4 years. The following chart shows the Restricted Group’s principal maturity profile, net of repurchases, in million US$ by the end of fiscal year 2021:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor.

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Throughout 2021, the Company continued reducing its short-term debt, paying at maturity financing mainly denominated in AR$ and its Series VI CB (AR$6,355 million FV). Moreover, short-term bank loans were executed in AR$. As of December 31, 2021, the Restricted Group’s short-term principal maturities amounted to US$19 million, 40% AR$-denominated. After the closing of fiscal year 2021, Pampa issued the first Green Bond[22] (AR$3,107 million FV) and paid at maturity the AR$-denominated debt.

On the other hand, due to the expiration of the debt program by the end of 2021, Pampa’s Shareholders’ Meeting held on September 30, 2021 approved the creation of a new global program for up to US$2 billion of simple CB non-convertible into shares and/or convertible into shares.

Regarding our affiliates, in 2021: (i) Greenwind paid US$7 million of the credit facility executed with IDB Invest; (ii) Transener executed a 3-year AR$-denominated borrowing and paid at maturity AR$ loans and the total of its Series 2 CB (US$86 million FV); and (iii) CTBSA paid at maturity US$96 million of the syndicated loan and extended the VRD payment schedule (US$94 million), which were finally prepaid in December, and issued the following CB:

CTBSA’s CB	Denomination	FV in millions	Coupon	Period
Series I	US$-link	43	4%	24 months
Series II	UVA	65	4%	36 months
Series IV	US$-link	96	0%	36 months

Note: Series I and IV were issued on two dates: June 4 and August 18. Series IV was issued on November 26.

After the closing of fiscal year 2021, Transener paid at maturity AR$-denominated borrowings and CTBSA paid US$6 million of the syndicated loan.

By the end of February 2022, outstanding 2023, 2027 and 2029 CB amounted to US$389.6 million, US$636.0 million and US$292.5 million, respectively[23].

Finally, as of this Annual Report’s issuance, the Company and its subsidiaries comply with the covenants established in their debt agreements.

Issuance of Pampa’s first Green Bond[24]

In order to finance PEPE III’s expansion, on January 18, 2022, Pampa issued the first Green Bond (Series VIII CB) for a AR$3,107 million FV, at a variable interest rate of Badlar plus 2%, maturing in July 2023 with American amortization system, after receiving offers of purchase for more than AR$9,646 million, more than three times the issued nominal value.

This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy matrix. The issuance was distinguished by Fix Ratings, an affiliate of Fitch Ratings, with a Green Bond (BV1) rating, one of the best possible ratings, as it is in line with ICMA’s four core components of the Green Bond Principles (GBP). Moreover, the bond will join ByMA’s SGS Bonds Panel (Social, Green and Sustainable Bonds), which promotes the conditions for the Capital Markets of Argentina to become more sustainable.

22 For further information, see section 7.6: ‘Issuance of Pampa’s first Green Bond’ of this Annual Report.

23 For further information, see section 7.5 of this Annual Report.

24 For further information, see section 7.1 of this Annual Report.

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Credit rating

In March 2021, S&P modified Transener’s global rating from ‘CCC+’ to ‘CCC-’ and the local rating from ‘raBB’ to ‘raCCC’ due to the access restrictions to the MULC and the regulatory uncertainty.

Between June and July 2021, FitchRatings upgraded Pampa’s global rating from ‘CCC’ to ‘B-’ and the local ratings from ‘AA-’ to ‘AA’ for the long-term horizon, supported by the Company’s resiliency despite the challenging macroeconomic and regulatory environment, in addition to the reduced regulatory risk resulting from the sale of the controlling stake in Edenor. Moreover, as from June 2021, it has started to assign Transener an ‘A+’ local rating for the long-term horizon.

As a result of full payment of Transener’s CB, in August 2021, S&P upgraded Transener’s global rating from ‘CCC-’ to ‘CCC+’ and rendered ineffective the local rating. Later, Transener decided to discontinue S&P’s ratings. Moreover, in September 2021, S&P upgraded Pampa’s stand-alone global rating from ‘CCC+’ to ‘B-’, above the sovereign ceiling due to its adequate liquidity and comfortable debt profile.

Note: 1 Stand-alone rating. 2 Local rating issued by FIX SCR.

7.7       Other relevant events

Board of Directors and Executive Committee[25]

On April 29, 2021, Pampa’s Shareholders’ Meeting approved the renewal of the terms of office of Marcelo Mindlin, Damián Mindlin and Carolina Sigwald as non-independent directors, and Brian Henderson, Gerardo Paz and Mauricio Penta as non-independent alternate directors. Moreover, the Board’s meeting renewed Marcelo Mindlin’s appointment as Chairman on the same date. Additionally, on May 31, 2021, Silvana Wasersztrom, independent alternate director at Pampa, replaced Miguel Bein, independent director, until his term of office expires.

On the other hand, Pampa’s Shareholders’ Meeting held on September 30, 2021, approved the appointment of Maximiliano Sebastián Ramirez, an alternate independent director, in replacement of Haroldo Adrián Montagu (resignation accepted on May 11, 2021), and María Agustina Montes, alternate non-independent director, replacing Victoria Hitce (resignation accepted on August 10, 2021), until completing their respective terms.

Finally, on November 10, 2021, the Board accepted the resignation of Gabriel Cohen, CFO, presented in October 2021, and appointed Nicolás Mindlin for his replacement. It is worth highlighting that Gabriel Cohen will continue as a regular member of our Board.

25 For further information, see section 2.1 of this Annual Report.

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2020 Sustainability Report

In mid-October 2021, our fourth 2020 Sustainability Report was released. For the first time, the main ESG indicators were reviewed by an external auditor, we incorporated SASB indicators for the power generation and E&P, and we carried out a survey to all Pampa’s stakeholders about the materiality content of our Report.

2020 stood out for the substantial improvements in the environmental efficiency indicators in our core businesses, power generation and E&P, such as water usage, energy consumption and carbon footprint intensities. Moreover, we detailed our response to COVID-19 in the community and our personnel, recording a significant increase of 23% in US$ in our social investment, which amounted to US$3 million during the fiscal year.

Moreover, Pampa remains as a benchmark in sustainability matters as a member of ByMA’s Sustainability Index, Bloomberg’s Gender-Equality Index, and BYMA’s Corporate Governance Plus Panel. Pampa completed the S&P, Ecodavis and CDP questionnaires, becoming a signatory of this platform on environmental topics.

Income tax and dividends rate

Under the Solidarity Law, in fiscal years 2020 and 2021, the scheduled income tax rate decrease is suspended, thus remaining at 30%, and the increase in the tax on dividends rate is postponed, staying at 7%. Besides, a new mechanism for charging the tax inflation adjustment was established for the next two fiscal years as from 2019.

However, Law No. 27,630, regulated on June 16, 2021, established the following staggering income tax scheme, effective for fiscal years beginning as from January 1, 2021:

Accumulated taxable net income	Income tax
AR$0 million - AR$5 million	25%
< AR$5 million - AR$50 million	AR$1.25 million + 30% over AR$5 million surplus
< AR$50 million	AR$14.75 million + 35% over AR$50 million surplus

The accumulated net income amount will be adjusted yearly, from January 1, 2022, considering the CPI annual variation published by the INDEC.

In addition, Law No. 27,430 provides that dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 are subject to a 13% withholding tax. However, after the amendments introduced by Laws No. 27,541 and 27,630, the tax rate remained at 7% as from December 31, 2019, without changes for future fiscal years.

Stock compensation plan for key staff

In 2021, 451,525 shares were granted to employees benefited by the Company’s stock compensation plan for key staff. The Company’s Board approved said program on February 10, 2017. The Company currently holds 3.9 million treasury common shares allocated to fund this plan.

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8.       Description of our assets

Pampa is the leading independent and energy integrated company in Argentina, participating in the electricity and gas value chains:

Note: As of December 31, 2021. Segments correspond to business classifications in the FS. Greenwind, CTEB, Oldelval, Transener, TGS, and Refinor are affiliates, which under IFRS are not consolidated in the FS. 1 It includes 280 MW at CTEB and 81 MW at PEPE III. 2 It includes PEMC. 3 2021 average production of blocks in Argentina.

We are the largest independent power generation operator in the country, with an installed capacity of 4,970 MW, representing 12% of Argentina’s installed capacity. By adding the next 361 MW expansions, our total installed capacity would amount to 5,331 MW.

Our oil and gas segment comprises both operated and non-operated blocks at Pampa Energía’s stake. In 2021, the total average production in Argentina amounted to 51.8 kboe/day, 91% corresponding to gas, being the sixth largest gas producer in Argentina.

In petrochemicals, Pampa owns two high-complexity plants, leading the production of styrene, SBR, and polystyrene, with a domestic market share ranging between 91% and 99%.

Finally, our holding and others segment mainly comprises our 29.2% interest in TGS, the country’s largest gas transportation company, owning 9,231 km of gas pipelines and an NGL plant, General Cerri, with a production capacity of 1 million ton/year. Moreover, Transener, in which we have a 26.3% indirect interest, operates and maintains 86% of the Argentine high voltage transmission grid, covering 21.4 thousand km of lines. Besides, we have a 28.5% direct interest in Refinor, a refinery with an installed capacity of 25.8 kb of oil per day and 92 GS in the country’s northwest.

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Corporate structure as of December 31, 2021

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust. [2] In process of merger. [3] Pampa Energía Bolivia holds 0.0055% of Pampa Comercializadora. [4] PHA is the sole beneficiary of the CIESA Trust. [5] Pampa Comercializadora and Generación Argentina hold each 0.00003% of Pampa Energía Bolivia. [6] Mixed companies.

PAMPA ENERGÍA
50%
Greenwind
52.04%
Hidroeléctrica Los Nihuiles
61%
Hidroeléctrica Diamante
100%
C.T. Piedra Buena[2]
100%
Generación Argentina
100%
Pampa Inversiones
0.01%
99.99%
Pampa Cogeneración[2]
50%
C.T. Barragán
99.99%
Pampa Comercializadora[3]
0.1%
Edenor
4.14%
50%
CITELEC
52.65%
Transener
100%
TRANSBA
70%
Enecor
2.1%
Oleoductos del Valle
100%
PHA[2,4]
10%
40%
CIESA
0.21%
51%
2.68%
TGS
0.79%
28.5%
Refinor
1.4%
0.05%
Termoeléctrica José de San Martín[1]
2.8%
0.8%
1.6%
0.1%
Termoeléctrica Manuel Belgrano[1]
0.9%
3.1%
0.02%
99.98%
Telcosur
51%
49%
Transporte y Servicios de Gas en UY
49%
Gas Link
100%
CTG Energía
80%
15%
5%
TGSLatam
100%
Pampa Energía Bolivia[5]
100%
Energía e Inversiones
36%
Petrowayú[6]
22%
Petroritupano[6]
20%
Petrolera Mata
40%
Inversora Mata
10.8%
29.2%
Petrokariña[6]
100%
Corod Producción
20%
29%
Coroil
20%
Petrolera Coroil
10.8%
Petroven-Bras[6]
29.2%
93.44%
6.56%
Ecuador TLC
99%
1%
Energía Oper. ENOPSA
100%
Pampa Ecuador
14.15%
15.91%
Oleoducto de Crudos Pesados LTD
100%
Oleoducto de Crudos Pesados
100%
PE Energía Ecuador LTD
100%
PE Energía Ecuador Suc.
100%
Petrolera San Carlos
65%
Cía. Anónima Mixta San Carlos

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8.1       Power generation[26]

The following tables summarize the 15 power generation assets operated by Pampa:

Note: All figures are rounded, so the total may not equal the sum of the figures. Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioning of ST02 as of July 2, 2020.

26 For further information, see sections 5.1 and 7.1 of this Annual Report.

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The following chart shows Pampa’s market share in the power generation segment:

2021 net power generation

100% = 141,793 GWh

Note: Hydroelectric power generation includes pumping.

Source: CAMMESA.

Hydroelectric generation

Located on the Atuel river, in the Province of Mendoza, HINISA has a 30-year concession for the generation, sale, and marketing of electricity from the Los Nihuiles hydroelectric system since June 1994. HINISA has an installed capacity of 265 MW, representing 0.6% of Argentina’s capacity, and consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. Los Nihuiles System extends for approximately 40 km with a height between 754 m and 1,251 m above sea level. From 1990 to 2021, its annual average generation was 797 GWh, with a record high of 1,250 GWh in 2006 and a record low of 467 GWh in 2021. Pampa has a 52% direct stake in HINISA’s capital stock.

Also, in the Province of Mendoza but on the Diamante river, HIDISA holds a 30-year concession, effective since October 1994, for generating, selling, and marketing electricity from the Diamante hydroelectric system. With 388 MW, representing 0.9% of Argentina’s installed capacity, it consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for approximately 55 km with a height between 873 m and 1,338 m above sea level. From 1990 to 2021, its annual average generation was 538 GWh, with a generation record high of 943 GWh in 2006 and a record low of 322 GWh in 2014. Pampa holds a 61% direct stake in HIDISA’s capital stock.

The HPPL plant started operating in the year 1999 under a 30-year concession. Located on the Limay River in the Province of Neuquén, HPPL has an installed capacity of 285 MW distributed in 3 Kaplan-type turbines, representing 0.7% of Argentina’s generation capacity. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 m, a total height of 54 m at the deepest point of the foundation, and a crest of 480.2 m above sea level. From 2000 to 2021, HPPL’s historical average annual generation was 932 GWh, with a generation record high of 1,430 GWh in 2006 and a record low of 494 GWh in 2016. HPPL’s concession is 100% owned by Pampa.

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Wind power generation

PEMC is located on provincial route No. 51, 18 km from the City of Bahía Blanca, Province of Buenos Aires. The wind farm comprises 29 V-126 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height, with an approximate 48% load factor of P50. It has an installed capacity of 100 MW, representing 0.2% of Argentina’s installed capacity. It was commissioned for service in June 2018 and sells its energy to CAMMESA under the RenovAr program. Since 2019, its historical average annual generation has been 386 GWh. Even though Pampa is the operator, the Company has a 50% direct interest in the capital stock of Greenwind, a company whose only asset is PEMC.

PEPE II is located next to PEMC. It comprises 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and an approximate 120-meter hub height, with an approximate 56% load factor of P50. It has an installed capacity of 53 MW, representing 0.1% of Argentina’s installed capacity. It was commissioned in May 2019, selling its energy in the MAT ER. From 2020, its historical average annual generation was 211 GWh.

Finally, PEPE II’s twin wind farm, PEPE III, is located in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. It was also commissioned in May 2019, with an approximate 63% load factor of P50, and it sells its energy in the MAT ER. Currently, a 81 MW expansion project is underway, which commissioning is estimated for the second quarter of 2023[27]. From 2020, its average annual generation was 249 GWh. Both PEPE II and PEPE III are assets fully owned by Pampa, and since August 2021, they may issue IREC certificates.

Thermal generation

CTG is in northwestern Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant, with the addition in September 2008 of a GE gas-fired turbo generator unit of 100 MW, totaling 361 MW, which accounts for 0.8% of Argentina’s installed capacity. From 1993 to 2021, its average annual generation was 1,657 GWh, with a generation record high of 1,903 GWh in 1996 and a record low of 368 GWh in 2020.

Also, in the north of the Province of Salta, CTP is located in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín. Its construction started in early 2008 and finished in 2010; it has 30 MW consisting of ten GE Jenbacher JGS 620 gas-fired engines, equivalent to 0.1% of Argentina’s installed capacity. From 2011 to 2021, its average annual generation was 109 GWh, with a record high of 156 GWh registered in 2017 and a record low of 53 GWh registered in 2021.

In the south of the Province of Neuquén, CTLL is located at Loma de la Lata, in the proximity of one of the largest gas fields in Latin America, which holds the same name. The plant was built in 1994. It consists of three GT with an installed capacity of 375 MW, a 180 MW Siemens ST installed in 2011 for its closing to CC —which capacity was increased in January 2018—, a 105 MW GE aero-derivative GT installed in May 2016, and the incorporation of a 105 MW GE GT in August 2017 and 15 MW from MAN gas engines in August 2021. Therefore, CTLL’s total capacity is 780 MW, representing 1.8% of Argentina’s installed capacity. From 1997 to 2021, the average annual generation was 2,197 GWh, with a record high of 5,096 GWh in 2019 and a record low of 272 GWh in 2002.

Pampa operates six CT in the Province of Buenos Aires. Three of them are placed in the vicinity of the City of Bahía Blanca: CPB, in the port of Ingeniero White, consists of 2 ST with a 310 MW capacity each, totaling 620 MW, equivalent to 1.4% of Argentina’s power capacity. The boilers can be fed with FO or gas, being the last one supplied through a proprietary 22 km gas pipeline operated and maintained by CPB and connecting with TGS’s main gas pipeline system. Furthermore, CPB has two 60,000 m3 tanks for FO storage. From 1997 to 2021, its average annual generation was 1,920 GWh, with a generation record high of 3,434 GWh in 2011 and a record low of 189 GWh in 2002.

27 For further information, see section 7.1 of this Annual Report.

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Located in a lot adjacent to CPB, CTIW consists of 6 dual-fuel (natural gas or FO) Wärtsilä engines, with 100 MW installed power capacity, representing 0.2% of Argentine installed capacity. The engines are highly efficient, with a 46% performance rate. The plant is interconnected to the 132 kV grid through a Transba substation. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas through CPB’s internal facilities. CTIW was commissioned on December 22, 2017, and since 2018 its average annual generation has amounted to 279 GWh.

Moreover, EcoEnergía, located on the outskirts of the City of Bahía Blanca, is a co-generation power plant located inside TGS’s General Cerri Complex. Commissioned in 2011, it consists of a 14 MW ST and sells electricity in the Energía Plus market. From 2012 to 2021, EcoEnergía’s historical average annual generation amounted to 92 GWh, with a generation record high of 108 GWh in 2018 and a record low of 72 GWh in 2020.

Other two CT in the Province of Buenos Aires are located in Greater Buenos Aires: CTGEBA, in the district of Marcos Paz, has a strategic location since it is just one km from the Ezeiza transforming station, a WEM reference node for the supply of electricity to the country’s highest demand area. CTGEBA began operating in 1999 and has two CC, one with 684 MW, consisting of two 223 MW GT each, and a 239 MW ST, repowered in October 2020. The second CC consists of a GT with a 182 MW power capacity, known as Genelba Plus, installed in 2009 and repowered in June 2019, another GT of 188 MW installed in 2019, and the 199 MW ST commissioned on July 2, 2020, completing the expansion project started in 2017. CTGEBA is one of the largest CT in the country, with a total installed capacity of 1,253 MW, representing 2.9% of Argentina’s installed capacity. From 2000 to 2021, its historical average annual generation was 5,080 GWh, with a generation record high of 8,594 GWh in 2021 and a record low of 3,438 GWh in 2001.

Furthermore, CTPP is in Northern Greater Buenos Aires, in the Pilar Industrial Complex, district of Pilar. The plant consists of 6 Wärtsilä engines with an approximate 43% efficiency. It has a total 100 MW capacity and may indistinctly consume FO stored in own tanks or natural gas supplied through a dedicated gas pipeline connected with TGN’s main gas pipeline. The energy is evacuated through a 132 kV line connected to the Pilar substation owned by Edenor. Its historical average annual generation since 2018 has been 213 GWh.

Finally, CTEB is the sixth CT in the Province of Buenos Aires, located in Ensenada city, Greater La Plata. It is currently composed of two Siemens GT commissioned in 2012 for 567 MW, representing 1.3% of Argentina’s installed capacity. This CT may consume natural gas or GO and has two storage tanks with a combined capacity of 45,000 m3. Moreover, the closing to CC is expected with the commissioning of a 280 MW Siemens ST. From 2013 to 2021, CTEB’s historical average annual generation amounted to 1,287 GWh, with a generation record high of 2,093 GWh in 2016 and a record low of 255 GWh in 2020. Pampa operates CTEB until July 2023, alternating its operation with YPF S.A. for 4-year terms, and has a 50% equity stake in CTBSA, a company whose only asset is CTEB.

Current expansions

Project	MW	Marketing	Currency	Awarded price			Investment in US$ million[1]	Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh
Thermal
CTLL	15	SE Res. No. 440/21	AR$	208,980-551,475[2]	418	939	22	Aug-03-2021
CTEB[3]	280	10-year PPA	US$	23,962	10.5	43	213	CC: Q3 2022 (est.)
Renewable
PEPE III	81	MAT ER	US$	na	na	58[4]	128	Q2 2023 (est.)

Note: 1 Estimated amounts without VAT. 2 It considers the range of load factor coefficient and the HMRT additional remuneration. 3 Pampa holds a 50% interest. 4 Estimated average.

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8.2       Oil and gas[28]

Pampa is one of the leading hydrocarbon E&P companies in Argentina, with a presence in the country’s major oil basins, from which it obtains natural gas and oil. In 2021, investments in this segment amounted to US$212 million, more than five times the investments made in 2020, due to commitments under Plan Gas.Ar since 2021, in addition to pandemic impact and the industry context during 2020.

The following table summarizes E&P’s main technical indicators:

	2020	2021
Technical information
Number of productive wells in Argentina	858	884
Average gas production in Argentina (thousand m3/day)	6,902	8,004
Average oil production in Argentina (thousand bbl/day)	4.4	4.7
Average total production in Argentina (thousand bbl/day)	45.1	51.8

The following table summarizes Pampa’s blocks:

Note: Production at our ownership. 1 Province of Río Negro. 2 Province of Neuquén. 3 It does not include the Vaca Muerta formation. 4 Over nine wells. 5 Over 13 wells. 6 It includes San Antonio Sur, expiring in 2023, and Aguaragüe, expiring in 2027. 7 Under extension process. 8 Under transfer process to GyP (exploration permit holder).

28 For further information, see sections 6.1 and 7.2 of this Annual Report.

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Production

Our E&P segment’s production in Argentina reached an average of 51.8 kboe per day in 2021, 91% corresponding to gas and 9% to oil. Its monthly evolution is detailed below:

E&P segment’s production

In kboe/day

Source: Pampa.

Driven by Plan Gas.Ar and after a 2020 affected by the pandemic and the sector’s context, in 2021, 64 wells were drilled (27 gas and 37 oil), and 66 wells were completed (32 gas and 34 oil).

Gas production at our ownership was 16% higher than in 2020 (nationwide net production level was +3%), reaching 8.0 million m3/day, mainly driven by Plan Gas.Ar. Pampa was one of the few producers that participated in all three rounds. This influenced Pampa’s most competitive blocks: El Mangrullo, Río Neuquén and Sierra Chata (+1.4 million m3/day year-on-year variation), which represent 91% of our total gas production.

In particular, El Mangrullo achieved a 23% year-on-year growth based on an aggressive drilling campaign and an increased evacuation capacity. This block represents 69% of total production and, in 2021, reached a production level of 5.5 million m3/day, with a record high of 6.7 million m3/day on December 9, 2021.

As previously stated, Pampa participated and was awarded in all Plan Gas.Ar’s rounds. Each round’s conditions for Pampa are detailed below:

	Volume in million m3/day	Plan Gas.Ar price in US$/MBTU	Period
1st round – base	4.90[1]	3.60[2]	2021 – 2024
1st round – winter	1.00	4.68	May – September (2021 – 2024)
2nd round – winter	0.70; 0.90; 1.0; 1.0 0.86	4.68	Jun; Jul; Aug; Sep (2021) May – September (2022 – 2024)
3rd round	2.00	3.347[2]	May 2022 – December 2024

Notes: 1 The total commitment as from May 2021 is 7 million m3/day. Out of this, 4.9 are billed under Plan Gas.Ar and the balance at industrial and CNG segments’ prices. 2 With an adjustment factor of 1.25 for the May – September period (winter) and 0.82 for the rest.

It should be noted that in April 2021, traffic obstructions in the Province of Neuquén had a slight impact on 2021 winter production commitments. Consequently, Pampa, with other affected producers, sent the respective force majeure notifications before the SE, CAMMESA and gas distributors with gas supply agreements executed under Plan Gas.Ar. On August 11, 2021, the SE notified the Company of the upholding of the force majeure ground.

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Oil production at our ownership reached 4.7 kbbl/day, 6% higher than in 2020, mainly due to the post-pandemic recovery of demand and prices, especially at the following blocks: Gobernador Ayala, El Tordillo and Río Neuquén (+0.4 kbbl/day).

Moreover, in 2021 Pampa managed to keep its role as a crude oil exporter, representing 26% of production, compared to 33% and 4% in 2020 and 2019, respectively. In 2021, 6 crude oil shipments were exported (Medanito and Escalante oil), totaling more than 400 million oil barrels, mainly destined to United States and Chile. It is worth highlighting that 50% of the 2021 Medanito crude oil production was exported.

Gas export authorization

In May and December 2021, Pampa obtained permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3 per day and 1.22 million m3 per day for the October 2021 – April 2022 and January – April 2022 periods, respectively. Moreover, Pampa holds permits to export gas to Chile, Brazil and Uruguay on an interruptible basis.

Exploration activities

Pampa considers that exploration is the main vehicle for reserves replacement. During 2021, exploration activities were resumed after being postponed in 2020 due to the lack of predictability in gas prices.

In July 2021, the shale gas well targeting the Vaca Muerta formation at Sierra Chata block was completed. It is worth highlighting that this well, located in the block’s southeastern area, had a record high productivity of 780 thousand m3/day, one of the most productive wells, considering Vaca Muerta’s nationwide development. These promising results open the doors to Vaca Muerta’s future exploration and development at Sierra Chata, our largest area.

Moreover, in 2021 three exploratory wells were drilled: a gas well at Río Neuquén and two oil wells (Río Atuel and Gobernador Ayala). They are expected to be completed in 2022.

Additionally, the extension of exploration permits at Parva Negra Este and Río Atuel blocks, as well as the final relinquishment of Enarsa 1 and 3 blocks are underway.

Reserves

Pampa estimates its reserves at least once a year. Proven reserves are estimated by the Company’s geologists and reservoir engineers. Reserve engineering is a subjective process consisting of estimating underground accumulations of hydrocarbons that cannot be precisely measured; this process depends on the available information’s quality, engineering, geological interpretation and judgment. Accordingly, reserves estimate and future production profiles are often different from ultimately hydrocarbon recovered quantities. The validity of estimates largely depends on the underlying assumptions. Such reserves estimates were prepared according to the Modernization of Oil and Gas Reporting Presentation rules issued by the SEC.

Gaffney Cline & Associates, international technical consultants, carried out an independent assessment of our reserves, auditing 96% of Pampa’s estimated proven reserves (P1), and concluded that oil and natural gas reserve volumes subject to their independent technical assessment are reasonable.

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On December 31, 2021, Pampa’s proven P1 reserves amounted to 157 million boe, 11% higher than volumes recorded as of December 31, 2020. Considering production levels and the 2021 incorporations, the reserve-replacement ratio was 1.8, and the average life obtained was approximately 8.4 years. Moreover, out of P1 reserves, as of the closing of the fiscal year 2021, 92% were for natural gas and 8% for oil. It is worth noting that 9% of P1 reserves correspond to shale, mainly in El Mangrullo and Sierra Chata (vs. 7% in 2020).

Estimated reserves in Argentina are shown before the deduction of royalty payments since they have characteristics similar to taxes on production and, therefore, are treated as operating costs. The composition and evolution of Pampa’s proven reserves as of December 31, 2021, both developed and undeveloped, is detailed below:

Pampa’s total proven reserves As of December 31, 2021 100% = 157 million boe	Evolution of Pampa’s certified proven reserves In million boe

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Hydrocarbon transportation[29]

OldelVal

As of December 31, 2021, Pampa holds a 2.1% direct interest in OldelVal. OldelVal operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, evacuating the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and supplying the Plaza Huincul and Luján de Cuyo distilleries located in the pipeline’s area of influence.

In 2021, oil transportation from Allen to Puerto Rosales reached 32,047 m3/day on average, and transportation to the refineries located in the provinces of Neuquén and Mendoza totaled an average of 1,865 m3/day and 619 m3/day, respectively. The total transported volume was 34,532 m3/day, equivalent to 79.3 million bbl in 2021, representing a 19.5% increase compared to 2020.

It is worth mentioning that the Allen – Puerto Rosales main pipeline’s transportation capacity by the end of 2021 was 28,800 m3 per day without polymer, and 36,000 m3 per day with polymer.

On the other hand, a hydrocarbon spill occurred in the Medanito area, Province of Río Negro, on December 10, 2021, and was contained on the same day. There were no injuries and no nearby watercourses were affected. Moreover, all works necessary for oil recovery have been performed, and soil and vegetation cleanup are about to be completed. The total amount of the incident is estimated at US$6 million and OldelVal is making the necessary filings before the insurance companies.

It is worth highlighting that in 2021 OldelVal has managed to maintain the transportation service, ensuring operational continuity and a reliable pumping system.

8.3       Petrochemicals

The petrochemicals segment takes part in Pampa’s vertical integration with gas operations. The Company’s goal is to maintain its position in the styrene market by capitalizing on current conditions and maximizing the use of its petrochemical raw materials. Our assets’ production covers a wide range of products, such as octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polystyrene for the domestic and foreign markets.

The petrochemicals market where Pampa competes is influenced by global supply and demand, which substantially impacts our results. Pampa is the only producer of monomer styrene, polystyrene, and elastomers in Argentina and the only integrated producer of goods ranging from oil and natural gas to plastics. As part of its efforts to integrate operations, it uses an important volume of its benzene production to obtain styrene and, in turn, a substantial volume of styrene to manufacture polystyrene and SBR.

The petrochemicals division consists of the Puerto General San Martín (PGSM) integrated petrochemical complex in the Province of Santa Fe. This complex has an annual production capacity of 50 kton of gases (LPG, which is used as raw material and propellant), 155 kton of aromatics, 290 kton of gasoline and refined products, 160 kton of styrene, 55 kton of SBR, 180 kton of ethylbenzene and 31 kton of ethylene. This segment also includes a polystyrene plant in Zárate, Province of Buenos Aires, with a production capacity of 65 kton. As of December 31, 2021, Pampa’s estimated share in the Argentine styrene, polystyrene, and rubber markets amounted to 99%, 96%, and 91%, respectively.

It is worth highlighting that exports in this segment are subject to an export duty which, under PEN Executive Order No. 1060/20, is 4.5% as from 2021 for most of its products (styrene, polystyrene, SBR and toluene), whereas others such as naphthas, aromatics and solvents’ export duties established by PEN Executive Order No. 488/20 remain in effect (8% throughout 2021 except for January, 3.1%, and February, 5.7%).

29 For further information, see section 6.2 of this Annual Report.

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The following table shows the petrochemicals division’s main indicators for fiscal years ended December 31, 2020 and 2021:

	2020	2021
Technical information
Revenues (in kton):
Styrene (incl. propylene and ethylene)	47	57
SBR	37	49
Polystyrene	47	58
Others	205	254
Sales destination*
Argentina	66%	63%
Abroad	34%	37%

Note: *Percentage calculated from sales in the FS.

Styrene’s division

In 2021, the monomer styrene sales volume totaled 49 kton, 26% higher than in 2020, with a 27% increase in domestic sales and a 17% increase in exports, destined for the expanded polystyrene, emulsions, and polyester resin markets. Propylene sales volumes reached 8 kton, 6% lower than in 2020, mainly due to maximized ethylene production. The polystyrene sales volume was 58 kton, experiencing a 23% increase compared to 2020, with a 10% increase in domestic sales and an 89% increase in exports, mainly to Chile and Uruguay. Moreover, in 2021 Pampa sold 49 kton of SBR, a figure 32% higher than in 2020, with a 53% increase in domestic sales and a 25% increase in exports to Brazil.

Gasoline reforming division

Sales of the Reforming division increased by 24% compared to 2020. In 2021, octane bases and gasoline sales totaled 197 kton, a volume 41% higher than in 2020, with a 52% increase in domestic sales, associated with the fuel consumption recovery, against the year 2020 affected by the lockdown. Hexane, paraffin solvents and aromatics sales volumes totaled 45 kton in 2021, representing a 14% decrease compared to 2020, associated with the higher formulation of octane bases. In 2021, propellant sales totaled 10 kton, experiencing an 18% increase compared to 2020, associated with the higher processing of raw gasoline.

8.4       Other businesses

Transener[30]

Transener is the leading company in the utility service of high voltage electric energy transmission in Argentina. It holds a concession over 14,648 km of transmission lines and 58 transforming stations, directly operating 86% of the country’s high-voltage lines. In turn, its subsidiary Transba holds a concession over 6,766 km of transmission lines and 108 transforming stations, which make up the Main Distribution Transmission System of the Province of Buenos Aires. The following table summarizes Transener’s most relevant technical and financial indicators:

30 For further information, see sections 5.2 and 7.4 of this Annual Report.

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	2020	2021
Technical information
Transener transmission lines (Km)	14,488	14,648
Transba transmission lines (Km)	6,604	6,766

Financial information, in million AR$*
Revenues	24,587	17,334
Fiscal year’s results, attributable to company’s shareholders	6,284	(1,308)
Assets	68,801	56,239
Liabilities	27,557	16,389
Shareholders’ equity	41,244	39,850

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2021.

Operation and maintenance

The extra high voltage power transmission grid, operated and maintained by Transener, is subject to significant load conditions year after year. The 26,320 MW record-breaking power capacity demand (February 8, 2018) was surpassed in 2021, recording 27,088 MW on December 29, 2021. Moreover, a new record-breaking demand for power capacity of 28,231 MW was registered on January 14, 2022, 4% higher than the maximum peak recorded in 2021.

Despite the great number of power grid requests in 2021, service quality has been wholly acceptable for the values required from a company like Transener, ending the year with a rate of 0.32 failures per each 100 km-line, consistent with international parameters accepted for companies that operate and maintain extra high voltage transmission systems. Moreover, in March and April 2021, an all-time record low of 0.19 failures per each 100 km-line was recorded. The following chart shows the evolution of the failure rate for the service provided:

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Failure rate

(Rate per each 100 km of lines)

Source: Transener.

Investments

In 2021, Transener invested AR$3,014 million in nominal currency and AR$3,568 million in constant currency. The following chart illustrates the annual distribution:

Transener’s annual investments

In million AR$, 1999 - 2021

Note: Figures in nominal terms. Source: Transener.

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Business development

Engineering services –works

Regarding power grid expansion works, Transener has focused its activity on those where it has competitive advantages, prioritizing the works to be executed on the 500 kV and 132 kV systems.

During 2021, the company continued supporting renewable energy generation works related to supplementary services to implement power generation and demand monitoring systems (Automatic Export Demand and Generation Disconnection systems) and transforming stations’ testing and commissioning. Transener’s expertise has been a key factor for customers to entrust it with the execution of critical works. Among the most important projects, we can mention the 132-kV expansion works for power input from wind farms, such as replacing 132kV busbars in the Miramar transforming station.

As these works were performed, the company also continued supplying power equipment to remote sites from the collector wire system for communication systems related to third-party fiber optic leases.

Power transmission-related services

The operation, maintenance, and other services, such as specific testing hired by private customers owning transmission facilities for private and public use (independent transporters and international transporters), have been provided since the creation of Transener.

The works performed by Transener include the replacement of bushings, the performance of oil analyses, diagnostic trials, fiber optic repairs, FO connections in repeater junction boxes, the cleaning of isolators, measurements of electric and magnetic fields, automation implementation and maintenance of lines and equipment in transforming stations, among others.

All service agreements maintained actual values for Transener’s remuneration. Since their commencement, most contracts have been uninterruptedly renewed, confirming its service quality and customer satisfaction levels.

Communications

In 2021, Transener continued providing infrastructure services to several communication companies, including the assignment of dark fiber optics over its system (IV Line) and the rental of space in microwave stations and their antenna-supporting structures. The growing demand from communication companies has allowed for a significant increase in revenue in terms of volume and better prices. Moreover, Transener continued providing support services for WEM agents’ operational communications and data transmission.

TGS[31]

TGS is the most important gas transportation company in the country, and it operates the largest pipeline system in Latin America. It is also a leading company in the production and commercialization of NGL for domestic and export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur. As of December 31, 2021, Pampa holds a 29.2% interest in TGS. The following table summarizes TGS’s main technical and financial indicators:

31 For further information, see sections 6.2 and 7.4 of this Annual Report.

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	2020	2021
Technical information
Gas transportation
Average firm capacity contracted (in million m3 per day)	82.5	82.6
Average delivery (in million m3 per day)	64.2	68.3
Production and commercialization of liquids
Total liquids production (in kton)	1,167.6	1,120.1
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in kton)	54.0	54.0
Financial information, in million AR$*
Revenues	84,333	88,976
Fiscal year’s results, attributable to company’s shareholders	4,960	20,931
Assets	194,102	208,180
Liabilities	94,441	87,587
Shareholders’ equity	99,661	120,593

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2021.

Description of business segments

Regulated segment: gas transportation

Revenues from this segment result mainly from firm natural gas transportation agreements, whereby the gas pipeline capacity is reserved and paid for regardless of its actual use. Besides, TGS provides an interruptible service, where natural gas transportation is subject to the gas pipeline’s available capacity. Moreover, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the Federal Government and held under trusts created for such effects. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU established by ENARGAS, which remained unchanged from its creation in 2005 until its first update in May 2015.

In constant terms, as of December 31, 2021, annual revenues from this business segment amounted to AR$24,503 million in 2021, representing 27% of TGS’s total revenues and evidencing a 31% decrease compared to 2020. The decline is mainly due to the semiannual update deferral, which should have been applied since April 2019, vs. inflationary evolution.

It is worth recalling that in 2021 transportation contracts on a firm basis represented 81% of revenues from sales in this segment, without changes compared to 2020. Besides, as of December 31, 2021, the total capacity hired on a firm basis amounted to 82.6 million m3/day with a weighted average life of 11 years. In 2021, natural gas daily average injection into the system operated by TGS amounted to 69.5 million m3/day, a volume slightly higher than in 2020 due to Plan Gas.Ar’s impact, especially on account of the higher injection at the Neuquina Basin (+9% vs. 2020), offset by the decrease in the Austral Basin (-7% vs. 2020). In this scenario, TGS’s gas pipeline system was reasonably responsive to meet demand needs.

In the commercial area, in 2021 TGS launched an open call for tenders to renew firm transportation agreements expiring in 2022 and 2023, renewing agreements for 5.04 million m3/day for an average term of 20 years. Routes for the Neuquina Basin were renewed for 35 years and for the Austral Basin for 12 years, consolidating TGS’s business sustainability, also ensuring contractual continuity for routes in the Austral Basin considering the injection reduction risk.

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Non-regulated segment: production and commercialization of natural gas liquids

Unlike the gas transportation business, the production and commercialization of liquids are not regulated by ENARGAS. In 2021, this segment’s revenues accounted for 63% of TGS’s total revenues, amounting to AR$55,731 million, 34% higher in real terms than in 2020. The increase is mainly explained by the rise in international reference prices, the impact of the revenue restatement (adjusted by inflation as of the closing of 2021, higher than the AR$ devaluation) over US$-denominated sales, and to a lesser extent, the higher demand for propane in the domestic market. These effects were partially offset by lower exported volumes. Moreover, lower ethane volumes will be offset by the annual ToP review clause.

Liquids production and commercialization activities are conducted at the Cerri Complex, located close to the City of Bahía Blanca, supplied by all TGS’s main gas pipelines. Ethane, propane, butane, and natural gasoline are recovered at this complex. TGS sells liquids to both domestic and foreign markets. In the domestic market, propane and butane are sold to reseller companies. In the foreign market, these products and natural gasoline are sold at international reference prices. Moreover, ethane is sold to Polisur at a price agreed between the parties.

Sales of liquids by destination market In kton, 2017-2021
Source: TGS.

In 2021, total sales volumes reached 1,119,419 ton, a figure 2% lower than in 2020, 31% of which were destined for exports. Out of the total sales destined for the domestic market, 73% were made at US$-denominated prices or with a US$-based adjustment clause.

Regarding foreign market, average sales prices for natural gasoline, butane, and propane recorded 85%, 89% and 104% increases in 2021, respectively, due to substantial increases in international reference prices, which had been affected by the pandemic in 2020.

It should be noted that PEN Executive Order No. 488/20 set an export duty on liquids, among other products, of 8% in 2021, except for January (3.1%) and February (5.7%). On the other hand, besides seaborne exports, TGS makes inland exports to neighboring countries. Although their volumes are lower than those conducted by sea, they allow TGS to capitalize on a higher operating margin. In 2021 and 2020, propane and butane overseas delivery were made in the spot market, seizing opportunities related to different market niches, enabling a considerable increase in fixed rewards. Natural gasoline was sold both through term contracts and spot transactions.

Regarding the domestic market, TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement in 2021. Prices are regulated by a set of Res., provisions and agreements. The participation in these programs forces TGS to sell at prices ostensibly lower than market prices. Moreover, participation in this program requires the Federal Government to reimburse TGS an economic compensation denominated in AR$, which is currently collected with delays. Outside these programs, TGS sold 196,990 ton of propane and 17,072 ton of butane, mainly to the reseller market and, to a lower extent, to the industrial, propellant, and automotive market.

Moreover, in 2021 TGS continued selling ethane under the long-term agreement executed with Polisur in September 2018. This agreement has commercial guidelines which had been stipulated in 2020, with improvements in the ToP clause (to be met annually), guaranteeing TGS a gradual increase in sales volumes over the first five years of the contract. In fiscal year 2021, there was a mild decrease in the volume of ethane sold to Polisur, reaching 353,078 ton, slightly lower than the 360,870 ton sold in 2020, due to the customer’s inability to take a higher volume.

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NGL foreign market sales Per product, in kton, 2017-2021	NGL domestic market sales Per product, in kton, 2017-2021

Source: TGS.

Furthermore, in 2021 TGS continued effectively rendering logistic services at the Puerto Galván facilities, selling LPG by inland transport, dispatching approximately 17,348 trucks (410,029 ton) of its products, vs. 16,543 trucks (379,635 ton) recorded in fiscal year 2020.

Additionally, in May 2021, an LPG dispatch service contract was executed with Compañía Mega S.A. for loading tankers in case they cannot use their own dock, effective until December 2023.

Regarding US$-denominated prices for natural gas acquired as PTR (plant thermal reduction) for processing at the Cerri Complex, a 41% increase was recorded compared to 2020 due to Plan Gas.Ar’s impact. However, Plan Gas.Ar allowed for reversing the drop in natural gas production over the last few years, also supporting the liquids business.

Non-regulated segment: other services

ENARGAS does not regulate the other services segment. TGS provides midstream services, mainly treatment, impurity separation and gas compression. These services may also include gas extraction and transportation in fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services to produce electricity. This segment also includes revenues from telecommunication services provided through its subsidiary Telcosur.

This segment represented 10% of TGS’s total 2021 revenues, experiencing a 21% increase in real terms vs. 2020. This increase was mainly due to higher natural gas transportation and conditioning services at Vaca Muerta and the impact of revenue restatement (adjusted by inflation as of the closing of 2021, higher than AR$ devaluation) over US$-denominated sales, partially offset by lower telecommunication services, as well as operation and maintenance services.

The gathering gas pipeline in the Vaca Muerta formation has a 147-km length, with a 60 million m3 per day transportation capacity and a plant in Tratayén with an initial conditioning capacity of 5 million m3 per day. Moreover, to face the increase in flows, the 2.4 million m3/day capacity expansion on this plant was completed in 2021, and two projects were approved, comprised of the installation of: (i) two gas conditioning modular plants with a capacity of 3.5 million m3/day each, and a gasoline stabilizer tower; and (ii) a conditioning plant with a capacity of 6.6 million m3/day. The estimated investment will amount to US$22 million and US$82 million, commissioning in 2022 and mid-2023, respectively.

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Finally, regarding the telecommunication service, in 2021 Telcosur, a company controlled by TGS, executed new agreements to increase the sales capacity. Additionally, it extended the optic fiber’s capacity in Vaca Muerta.

Refinor

Pampa has a 28.5% interest in Refinor, a company that owns the only refinery in the north of Argentina, located at Campo Durán, Province of Salta. The topping unit’s nominal processing capacity is 25.8 kbbl per day, whereas the two turbo-expander plants’ nominal processing capacity reaches 20.3 million m3 of gas per day. It should be noted that only one of them is currently in service, with a daily capacity of 11 million m3, due to the low gas availability at the Noroeste Basin, added to the lower quality of gas from Bolivia. Besides, Refinor holds the concession of a 1,108 km multiproduct pipeline extending from RCD (Salta) to Montecristo (Córdoba). After executing an agreement with YPF S.A. in 2020, the polyduct started to operate from Montecristo to Refinor’s fuel plant, located at Banda del Río Salí, Tucumán, in 2021.

RCD receives crude and condensed oil from the Noroeste Basin in Argentina and natural gas from the Noroeste Basin in Argentina and Bolivia. These operations are conducted through two oil pipelines and three gas pipelines. In 2021, the average daily processing of crude oil amounted to 4,000 bbl. In turn, gas processing reached a daily average of 2.9 million m3.

In 2012, Refinor executed an agreement with ENARSA to supply compression services for the gas that the latter imports from Bolivia. This agreement was amended to increase the compression capacity (up to a volume of 26 million m3/day) and term, effective until April 2019. The agreement was renewed in 2019 and 2021, effective until April 2023, with a compression capacity of 21 million m3 of gas per day.

By the end of 2021, Refinor had a commercial network of 92 GS in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco. The network offers a high-performance fuel line: Premium Max (97 octanes), Super Max (95 octanes), Eco Diesel Max and Eco Diesel Premium Max.

In 2021, gasoline, GO, raw gasoline and other liquid fuel sales amounted to 442 dam3, representing a 22% year-on-year increase. LPG sales amounted to approximately 47 kton in 2021, similar to 2020.

Enecor

Pampa holds a 70% interest in Enecor, an independent power transmission company under a 95-year concession due to expire in 2088. Enecor subcontracts Transener, which operates and maintains 21 km of 132 kV double-triad lines from the Paso de la Patria transforming station in the Province of Corrientes.

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9.       Human resources

At Pampa, we work every day with professionalism and passion for maintaining labor relationships based on respect for people, rules of law and a positive work environment. Guided by our values, we strive for excellence and continuous improvement to meet the market demands and continue growing.

In 2021, the Human Resources Department’s strategy was geared at practices ensuring operational continuity, clear and permanent communication, knowledge management and the well-being of all our teammates. Our planning was focused on three main axes: digital transformation, employee experience and development. We also continued adapting our training programs to virtual formats, allowing our employees to continue their training.

9.1       Recruitment and selection

To cover vacant positions in our assets and corporate areas, we recruit dynamic profiles representing our teamwork culture, the search for excellence, and system-thinking.

We completed the third edition of the Young Talent program, incorporating 11 young high-potential professionals in the power generation, E&P and petrochemicals businesses. Besides, we continued Talent in Motion, a program that makes internal vacancies visible and transparent to all our teammates.

9.2       Internships

In 2021, we consolidated our internship program, which allows university students to apply the knowledge acquired in their professional studies in an organization. The program includes a tutor, an onboarding schedule and a plan to accompany them as they get adapted to Pampa’s culture. As part of the program’s evolution, we created exchange, training and onboarding spaces for the interns. This year, we incorporated interns in the following sectors: Accounting, Finance, Human Resources, Investor Relations, E&P, Power Generation, among others.

9.3       Planning of human resources

Our human capital management processes, policies, and practices are geared at developing talent and organizational skills, strengthening our leadership, and promoting a high-performing culture to attain business goals.

In 2021, we created Pampa Attitude, a model that defines the most valuable competencies for Pampa. This model consists of five attitudes for all teammates and one additional attitude for leaders: We Generate Positive Energy, We Go Forward, We Create Value, We Seek to Outperform, We Construct Collaboratively, and We Inspire and Develop.

9.4       Compensation and benefits

Our policy on compensation is based on ensuring external competitiveness and maintaining in-house equality, working with market surveys to adjust both our compensation and benefits packages, and our wage structure for employees not subject to collective bargaining. Moreover, labor negotiations were held with different unions representing employees under the different applicable frameworks.

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As regards benefits, in 2021 we developed SUMA Bienestar, a comprehensive program that communicates benefits and shares well-being talks and contents for all our teammates. The program concentrates on four Well-Being axes: physical and emotional, labor, personal life and financial wellness. Throughout the year, we offered talks with medical specialists on nutrition, cardiovascular care and stress, as well as financial counselors through a bank fair. Moreover, we developed a health microsite with detailed information on medical coverages.

9.5       Relations with unions

At Pampa, we keep an effective relationship with unions in each of our businesses. Based on mutual respect, constructive dialog and transparent negotiations, we consolidate long-lasting relationship seeking common interests in a context characterized by constant social and economic changes.

With a pandemic background, we managed to work in coordination with different unions, prioritizing the health and safety of individuals, communities and our assets, understanding the essential role of our operations.

In 2021 we conducted labor and conventional negotiations with the different unions. We also continued participating actively in business chambers associated with our activities, joining national and regional negotiation committees. Conventional negotiation processes undertaken by our subsidiaries have been permanently monitored.

9.6       Management of personnel

Under the technological tools’ implementation project, new functionalities were incorporated in the digital payslip application. Moreover, at Pampa Building, we launched the first stage of the project to implement digital files for future incorporations and the microfilming of employee files.

In addition, to enhance agility and flexibility in the area’s processes, we completed the payroll unification process at the Zárate plant and the entry and exit process automation at CTGEBA. Under this premise, we timely and adequately completed the Company’s payroll ledger implementation with the AFIP.

9.7       Training and development

To accompany our employees’ development, in 2021 we invested in training, mainly in technical formation, business, skills and leadership areas. Due to the context, traditional programs were adapted to the virtual format, including:

•	Training Programs for Work Teams: virtual workshops and supplementary material on emotional intelligence, adaptation to change and digital transformation. In 2021, we added learning capsules on relevant topics, such as conversations workshop, Data Storytelling and Learning Ability;
•	Leadership Development Programs: we developed four digital transformation programs for directors, managers and heads, combining management and technical contents. We added five learning capsules on emotions management, high-impact presentations, diversity and complex conversations. We also organized a conference cycle with special guests who provided support for leaders during the pandemic context;
•	We accompanied the academic training of 15 teammates in Master’s Degree and Specialization Programs, organized technical training courses in all the businesses and corporate areas, and continued offering English language training, accompanying almost 100 teammates;
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•	We incorporated e-learning courses and a 360° virtual tour of CTGEBA and El Mangrullo in the Getting to Know our Businesses program, which offers a comprehensive view of all the Company operations, spaces for conversation with sector leaders and a customized business simulator; and
•	At Pampa, we encourage internal development: in 2021, we had 137 internal staff movements, including promotions, lateral transfers and changes of area, among others.

9.8       Internal communications, working environment and culture

Pampa’s culture is based on an integrated, professional and agile model that articulates diversity and integrates our values, practices and objectives. In 2021, we reinforced proximity with Company members through communication, well-being and recognition. The main initiatives conducted were the following:

•	We implemented Wellness, a free and confidential assistance service for teammates and their families, providing psychological, legal, financial, accounting, nutritional, maternity and breast-feeding counseling;
~~•~~	We launched Plurales, a program seeking to promote diversity and inclusion in our work teams through communication campaigns, open talks and training workshops with specialists;
~~•~~	We implemented the Pulse Survey to know how our teammates are undergoing the pandemic and how they value our initiatives, and we continued working on action plans resulting from the Work Environment survey conducted in 2020;
~~•~~	We continued with A Round of Applause, a program recognizing individuals who make up our Company daily representing Pampa’s values. More than 310 teammates have been recognized under this program since its creation;
~~•~~	We performed the 3rd edition of Pampa Inspires, an event where, in response to an open call, 11 teammates shared their stories of transformation, resilience and self-improvement through inspiring talks;
•	We organized a new edition of Family Day at Pampa, an annual event where more than 300 employees and their families participated from their homes in a meeting with activities and shows for all ages; and
•	Breakfast with the CEO, a meeting of employees from different areas and seniority levels with Gustavo Mariani to talk about Pampa’s news and main challenges.
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10.       Community and Pampa Energía Foundation

Pampa’s programs and social investment actions are part of a strategic model for establishing relationships with our stakeholders led jointly with the Pampa Foundation. With a solid commitment to society, we develop programs oriented towards improving individuals’ quality of life and strengthening the institutions in the communities where we operate, thus promoting inclusion.

To support the development of the community and set clear, measurable, and assessable goals and intervention modalities, we have framed our social investment strategy on three axes:

•	Education: a key element for individuals’ growth and autonomy, and a necessary condition to access professional and work training;
•	Employment: a driver for the effective development of individuals in the short term and communities in the medium and long term; and
•	Social inclusion: a trend consisting of bringing opportunities and resources so that individuals may actively participate in their communities’ social, environmental, cultural, and economic activities.

We are committed to managing our business’ economic, social, and environmental impacts through our social investment and our employees’ voluntary support. We intend to contribute to the SDG, especially: SDG 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). We rely on the background and importance of the efforts by social organizations and public bodies. Therefore, we have partnered with them to develop social investment initiatives. SDG 17 (partnerships for the goals) crosscuts all our initiatives, using our complete knowledge towards an equitable and committed society.

In 2021, our Accompaniment in Educational Paths Program was recognized among more than 50 companies in the ACDE Enrique Shaw Award XIII, and by the CEADS under the Connecting Companies with the SDG program, thanks to four submitted initiatives contributing to the SDG 4 and 7. Moreover, we were selected to participate in the international event Future Conversations: SDG-COVID to submit the Sustainable Energy for the Community program’s contribution to SDG 7.

10.1       Education and labor placement training

We believe that education is the key to development and social and labor market inclusion, strengthening knowledge to expand horizons. Therefore, we seek to provide equal opportunities to children and young people in vulnerable situations.

Accompaniment in educational paths

At Pampa, we seek to support the completion of technical secondary education studies and the entry into university and college of teenagers living in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe. Young people participating in the program receive monthly financial assistance, personalized support, training and educational trips. Our scholarship grantees can get acquainted with formal work environments and perform activities to envision concrete employment possibilities in the future.

In 2021, we accompanied 1,574 students: 1,170 were in the last three years of technical secondary education and 404 were university and college students. As of December, 404 high-school and 35 university students from courses associated with our businesses, mainly engineering, graduated from the program.

Moreover, we developed more than 30 supplementary activities with the participation of 677 students. Aiming to learn how they were going through the pandemic and devise options to improve our accompaniment, we organized 13 meetings with the Foundation’s director and 102 grantees. We continued developing Building Tomorrow, a cycle of 17 workshops with 274 attendees. Besides, we made virtual visits to the Holocaust Museum, with the participation of 20 students to learn the history of the Shoa, its consequences and the importance of memory and empathy to combat hate speeches. Furthermore, we participated in the Live Sustainability virtual exhibition, offering two Energy Guardians workshops for 281 students from 4th to 7th grades of 10 primary schools.

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At Pampa, we believe that the students’ educational paths should also be thought about with their environment in mind. In 2021, we provided tools to 415 teachers and school authorities, who implemented their learnings with more than 10,000 students. We performed ten editions of Energy Researchers, an initiative seeking to develop the scientific spirit at the kindergarten and primary school levels, with the participation of 292 teachers from 238 schools. Additionally, we offered workshops about distance learning to 37 teachers from PGSM via Google Classroom.

Regarding school authorities’ accompaniment, we continued strengthening Pampa Foundation’s Schools Network: 27 technical schools participated and 86 educators completed the training. We offered six workshops for teachers and 80 hours of synchronous and asynchronous training for school authorities, whom made 17 institutional improvement diagnoses for their schools.

As part of our commitment to improving educational institutions, we contributed to schools, universities and training centers of the communities where we operate. In 2021, we invested AR$6.9 million. Contributions included donations for the safe return to in-person classes in the COVID-19 context and energy efficiency kits for six schools in Neuquén and Buenos Aires.

Labor placement training

At Pampa, we conducted professionalizing practices, first job workshops and training spaces for secondary, college and university students. Their goal is to consolidate, integrate and increase knowledge and capabilities, matching the students’ professional profile, thus promoting their employability. In 2021, we organized different experiences for 1,193 young students.

We continued fostering professionalizing practices in the last years of technical schools. The number of students increased by 81%, thanks to internal practices and partnerships with other entities. The program was held virtually for 263 students over 11 weeks, completing 15,281 theoretical and practical training hours, thanks to the aid of 137 internal and external volunteers. We also made alliances with Fundación Siemens, 500RPM and Planta Piloto de Ingeniería Química to offer professionalizing practices to an additional 154 high school students. At the university and college level, we facilitated 200-hour supervised professional practices for five scholarship grantees from universities in Salta and Buenos Aires, with the accompaniment of six volunteers.

For the second year, we have celebrated the Youth Project, a call for innovation and triple impact projects for university and college students and graduates. We organized four 2.5-hour training seminars on topics such as economic planning, innovation and emotional intelligence, with 409 participants. We received 48 projects: three of them were selected to receive seed capital and counseling for their development in 2022.

Finally, in Neuquén and Buenos Aires, seven Pampa professionals offered professional and labor placement workshops for 130 university and 37 high school students. Besides, as every year, together with the AcercaRSE group, we organized the Technician Day’s Annual Meeting on first employment and entrepreneurship for 200 students from Zárate, Campana and other neighboring towns.

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10.2       Local assessment and development of community impact projects

Strategic alliances for community development

We understand that Pampa’s relationship with its stakeholders is cross-cutting throughout the business. In 2021, we implemented nine action plans with groups prioritized by the Production and Engineering Department, achieving a 91% goal fulfillment. We also organized six workshops with more than 60 leaders and heads in different areas to update the matrix and stakeholder mapping. We have accompanied 15 institutions throughout the country for the sustainable development at social responsibility boards and workgroups, besides providing funding. In 2021, the following were the most relevant:

Sustainable energy

As an energy company, we develop social projects facilitating access to it from renewable sources and energy efficiency improvement.

In the Province of Salta, since 2017 we have been working with Fundación Solar Inti in the Self-Construction of Eco-Stoves to develop autonomy and entrepreneurship among women from the guaraní indigenous community in Piriquenda. In 2021, we equipped ten soup kitchens with efficient stoves jointly with the Industrial Union of Salta, reducing fuel consumption by 90% and improving comfort.

As regards solar energy, we continued with the project to install solar water heaters in Derqui (Pilar, Buenos Aires), where neighbors do not have access to gas. In 2020 and 2021, we accompanied 40 families and provided training to maximize the equipment’s performance and maintenance. As a result, 40% savings in kWh household consumption were recorded.

Moreover, we developed levels 1 and 2 of the Energy Efficiency program for 102 students and 18 teachers from seven technical schools in Buenos Aires and Neuquén, promoting the commitment to environmental care and carbon footprint reduction. Under this program, 29 efficiency kits were delivered and 83 trees were planted, achieving a 44.17 TCO2e emissions reduction.

At CTGEBA, together with students from local technical schools, we developed a social and educational project to manufacture and install a low-power 350 W Piggott wind turbine. The system will supply 500 kWh/year to the plant’s cafeteria. We also performed maintenance works on two other units installed in Coronel Rosales’ rural schools together with 29 students and teachers.

Skills training and support to productive undertakings

We continued fostering productive activities and creating employment through courses on job skills for profiles associated with our business or demanded in the community, and supporting productive undertakings generating social and/or environmental benefits.

In Buenos Aires, we accompanied the Good Job program, which seeks to improve the employability conditions of young people aged 18-35 with no formal occupation. The program had 541 enrollees in the six job skills courses, reaching 300 training hours. 117 enrollees graduated (51% of the original enrollees), 19% of whom were women.

In Neuquén, together with the municipalities of Cutral Co and Plaza Huincul, we offered five job skills courses totaling 318 training hours each, allowing 86 people to be certified in their skills. In Salta, in partnership with the Ministry of Education and the Municipality of General Güemes, we offered a 120-hour drywall construction assistant course for 20 people.

Searching for virtual alternatives, we launched Programming Inclusion in partnership with the Formar Foundation and Digital House. This is a training course on full stack web programming, a skill highly demanded in the labor market. This proposal, a 7-month 2-hour/day synchronous training, was aimed at 50 unemployed young people around the country. The course will finish in March 2022.

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Moreover, we granted scholarships to three Baccigalupo Foundation’s students so that they may graduate as sports assistants, accompanying labor placement for people with disabilities. Since 2016, we have granted scholarships to 24 students. In this sense, we continued providing supplies to the ‘Accervil’ Protected Workshop, where 40 workers with motor disabilities manufacture different products.

Finally, in 2021 we moved forward with the Responsible Inclusive Purchases program, which was included in the Company’s procurement procedure. We trained 65 people and promoted the formation of a high-impact purchase ambassador team to expand its scope, incorporating 20 new productive units in our social catalog. We also organized five in-person and virtual fairs in Neuquén and Buenos Aires, calling 36 social entrepreneurs to offer their products.

Enhancement of local organizations

We assist in improving organizations’ institutional management by making contributions and supporting the projects they develop.

Following different community meetings held jointly with the Saberes Foundation under the Health Promoters program, we seek to empower leaders so that they may play a key role in detecting critical health issues in their spaces. A training cycle on acute malnutrition community management was offered to 46 health workers of the Dr. Luis Adolfo Güemes Hospital in Aguaray. Besides, we offered five food and nutrition workshops to 30 female leaders of the Piquirenda community. We also worked so that they may gradually acquire the tools necessary to become community leaders.

Moreover, in 2021 we contributed more than AR$8.5 million to social and community organizations, health and COVID-19-healthcare bodies, and active forces in the towns where we operate.

10.3       Pampa’s volunteering program

At Pampa, we are convinced that our employees are our main asset and that we are responsible for creating shared value in and with the communities where we operate our assets. We currently have ten active Volunteering Committees, with 145 people in total. Committee members in each asset meet periodically to define activities, action plans and coordination with local strategic partners. In 2021, we fostered 27 actions with 1,813 volunteers, dedicating more than 5,900 hours to humanitarian activities.

Professional volunteering

We encourage employees’ involvement and participation in activities that may put their specific skills and expertise into action to support causes, projects and organizations in need through counseling, technical talks and technical-professional knowledge.

Seeking to contribute to students’ training at all educational levels by getting them to know our productive processes, facilities and working methodology, we continued with our Open Doors program. We performed five 360° virtual visits to El Mangrullo field and CTGEBA, guided by volunteers for 290 people from more than 47 universities and secondary schools. At proper times, we resumed CTEB’s on-site tours for 30 visitors from the UTN La Plata and teachers of Technical School No. 1 in Ensenada.

For the third consecutive year, we have organized the Pescar Educational Center at the Pampa Building jointly with the Pescar Foundation. The Center provided training to 19 students from Ensenada, Pilar, Zárate, Campana and the City of Buenos Aires for more than four months to encourage their social and labor inclusion. The training was oriented to information technology, and IT volunteers offered 15 virtual and in-person workshops.

Moreover, in association with Fundación Espartanos, we developed two training courses, virtually and in person, on social and labor insertion and skills to 20 participants of the San Martín penitentiary. Besides, three CTGEBA volunteers with electricity expertise assisted in repairing lights at La Colorada, a school with 120 students.

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Annual campaigns

In 2021, more than 70 people participated in the informative talk, and 67 were actual donors in the Blood Donation Drive conducted in the City of Buenos Aires, Bahía Blanca and Neuquén, in partnership with local organizations encouraging voluntary blood donation.

In March, we organized A Sound Beginning, collecting school supplies in perfect condition and toys for more than 600 children and young students. In the winter, we conducted again Together Against Cold Weather in Salta, Buenos Aires, Santa Fe and Neuquén, delivering collected donations to eight organizations supporting vulnerable neighbors.

In August, we celebrated Children’s Month together with Artecura. More than 130 volunteers participated in the talks, painted and hung pictures donated to eight hospitals, healthcare institutions and soup kitchens in Mendoza, Salta, Buenos Aires and Santa Fe. We also organized food and toy drives in Neuquén, Ensenada and Bahía Blanca.

Like every December, Pampa’s assets joined the Solidarity Christmas Eve campaign. During 17 days, 280 people put their hearts into preparing bags with food and gifts for more than 5,000 people.

Sessions and projects with a social and community impact

At San Rafael, we continued with the project led by HINISA and HIDISA’s volunteers through donations of paint, welding and electricity materials, as well as doors and windows, jointly with the Youth’s Association Fighting Childhood Cancer (Asociación de Jóvenes por la Lucha contra el Cáncer Infantil). La Casita de Malen’s ground floor could be completed thanks to the 31 participations in 2021 and a total investment of AR$1.02 million since 2020. This is a primary healthcare center for 29 kids under oncological treatment and their families.

In the community of Piquirenda, three volunteers participated in surveying the interests of 21 young people aged 18-26 to get to know their concerns, studies and jobs to devise projects meeting their specific needs.

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11.       Information technology

Focusing on the hybrid work modality implemented since the lockdown and searching for more agility and flexibility to enhance our teammates’ experience, some floors at the Pampa Building were refurbished. Improvements included enhanced fixed and wireless network connectivity, flexible desk spaces and modern meeting areas. Besides, 600 teammates received new cell phones, and the telephone switchboard was integrated with Teams in all assets, getting rid of landline phones. Besides, in line with the reduction of technological obsolescence, firewalls were updated in our assets, minimizing information security risks.

In the E&P business, we continued with the plan launched in 2020 for wells’ information digitalization on a data storage platform, optimizing decision-making and consolidating data flows. Moreover, to preserve the business’ assets security, digital cameras were installed to monitor our assets, and an office and warehouse access control system was installed at El Mangrullo block. Besides, under Plan Gas.Ar, necessary adjustments were made to the commercial system according to the SE requirements.

In the power generation business, after working for over a year, we completed the implementation of Osisoft’s PI software, which provides real-time information on the power plants’ operating indicators, optimizing monitoring and speeding up the business digital transformation. In line with this innovation, an application was implemented to record and follow up on associated notes between governmental bodies and power plants to ensure they are timely and properly answered.

In corporate areas, together with the processes area, initiatives were implemented to enable more agile working and minimize office paper use. Besides, the administration area was assisted during the implementation of a set of accounting enhancements, and the policies application was updated in the insurance area. Moreover, in collaboration with the finance and commercial areas, a portal was implemented to improve communication with the Company’s customers. In the human resources area, a new knowledge management platform was incorporated, and process digitalization improvements continued. Additionally, the QHSE integrated system was expanded, implementing findings, hazardous waste and water resources modules, as well as incorporating automatic file generation that facilitates information for third parties. In the procurement area, the procurement and supplier platform’s functionality was expanded, and supplier advance payment functionality was incorporated. In the Puerto General San Martin (PGSM) petrochemical plant, a new truck scale operation application was developed.

Regarding information security, and considering the global increase in cybersecurity crimes, awareness-raising efforts were intensified, continuing with our teammates’ training and the execution of an industrial cybersecurity plan maximizing security at the Company’s critical assets. Moreover, a cybersecurity platform was implemented, focusing on early incident detection and fraud prevention, and the corporate antivirus scope was extended to employees’ mobile device.

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12.       Quality, health, safety and environment

At Pampa, we are committed to developing our businesses with the highest quality, safety, environmental and labor health standards, favoring personal welfare, environmental care and energy efficiency. We want to meet current needs without compromising future generations, pursuing sustainable development.

In 2021 we evolved our 2017 QHSE Policy towards a new Integrated Management Policy, reinforcing the commitments to the health, well-being and safety of individuals, the environment and our stakeholders. Its scope incorporates the efficient use of energy and natural resources, the reliability and integrity of our facilities and operations, as well as our assets’ management optimization. The new policy reaffirms that integrated management is an essential part of our operations, and it includes ten management principles that constitute a simple and agile guide that facilitates and promotes its implementation.

In 2021, although the pandemic and the required special practices and protocols continued, Pampa moved forward with management programs in all its operations, training the staff under integrated management and strengthening Pampa’s culture in QHSE aspects.

12.1       Management quality

We further our management quality using ISO standards and the Argentine National Quality Prize model as references, seeking continuous improvement. The primary Management Quality methodologies applied are RMM (operational Risk Management Matrix), the QHSE performance cycle, the administration of certified management systems and daily management quality.

The RMM seeks to reduce the risks inherent in our operations. In 2021, 60% of the improvement plans defined in assessments conducted in 2020 were implemented to address the major identified risks.

We evaluate QHSE performance in all our assets based on target setting and the systematic monitoring of QHSE’s dashboard of indicators, developed on the QlikView platform, allowing us to make real-time decisions and know their evolution. We continued improving the dashboard by incorporating an RMM plans progress indicator and new views to monitor the COVID-19 situation. In 2021, we maintained the zero major environmental anomalies goal and met most strategic goals set for the year, even stricter than in 2020.

In 2021 we completed the maintenance and recertification program under ISO standards, showing effectiveness in goal fulfillment and commitment to our stakeholders. We maintained the following certifications: ISO 9001 (Quality Management), 14001 (Environmental Management) and 50001 (Energy Management), and completed the migration from OHSAS 18001 to ISO 45001 (Occupational Health and Safety). Furthermore, all our power plants were certified under ISO 55001 (Asset Management). This innovative milestone, the most relevant in the region regarding this standard, seeks to optimize asset management, reaching a balance among performance, risks and costs.

Besides, some applications developed on the SharePoint platform were enhanced, seeking more agility and a better user experience. In addition, the TERV application was consolidated, which allows for managing legal compliance with QHSE in all our operations.

Finally, since 2013 outstanding improvement practices at Pampa have been selected to participate in the annual national meeting of the Argentine Society for Continuous Improvement (Sociedad Argentina Pro-Mejoramiento Continuo) to share our experiences and knowledge. In the 26th 2021 annual meeting, with 21,000 visitors from 10 countries, we submitted the work: ‘Pampa’s preventive COVID-19 rapid testing’, a successful experience implemented to manage the pandemic crisis properly.

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12.2       COVID-19 pandemic

As regards the COVID-19 pandemic, in 2021 we not only met the originally set goals but also promoted new challenges and objectives to drive the Company towards higher quality, reliability and sustainability standards. The focus was placed on a sustainable change of habits for our teammates, looking after their and their families’ health and well-being, and allowing us to maintain and ensure uninterrupted operational continuity.

In 2021, we updated COVID-19 protocols in line with regulations, stressing the following initiatives:

•	We continued with hygiene measures: symptoms self-monitoring, disinfection with UV radiation or quaternary ammonium, alcohol gel dispensers, adaptation of cafeterias and ventilation systems, social distancing at work positions, among others;
•	We have moved forward with a hybrid working scheme alternating between bubbles and remote work for positions allowing so;
•	Focusing on prevention and forward-looking management for operational continuity, as of the closing of 2021, more than 30,000 rapid tests were administered for the early detection of asymptomatic cases;
•	COVID-19 protocols were audited in each of the assets;
•	COVID-19 immunization was promoted: training and onboarding were facilitated through our Occupational Health professionals in all our assets. Open talks were given by our team of specialists in infectious diseases, and immunization activities were performed through mobile units together with official entities at CTEB’s expansion works;
•	In-person and virtual interventions were developed on risk factors such as obesity, diabetes, high blood pressure and smoking. Talks were organized with professionals in the fields of addictions, smoking cessation, depression and stress management, and the Wellness legal and psychological support service continued; and
•	The health team was reinforced in all our assets through the incorporation of ten licensed nutritionists.

It is worth highlighting that none of our activities was affected by in-company outbreaks. We have performed preventive maintenance works in our plants, making progress with the expansions in the power generation business and reinforcing our commitment to Plan Gas.Ar in the E&P segment.

12.3       Health and safety

In 2021, we continued developing initiatives to improve safety management and performance in each asset. Specific training was developed based on an accident rate critical analysis to prevent upper and lower extremity accidents. Moreover, the Risk Management standard was subject to a comprehensive review based on the ISO 31000 standard.

Regarding industrial hygiene, we continued working on the improvement of chemical, physical and ergonomic risk maps. In 2021, maps were reviewed and submitted for periodic health checkups, which in 2020 had been postponed by the enforcement authority due to the pandemic. Moreover, we continued with the Carcinogenic Substances and Compounds Surveillance System established by the Superintendence of Labor Risks.

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12.4       Environment

Pampa’s operations are conducted within a context of sustainable development. The Company is committed to protecting the environment and endeavors to rationalize natural resources in its projects by applying proper and economically viable technologies.

In 2021, we continued implementing and spreading the Environmental Principles, which facilitate compliance with our Integrated Management Policy. The Principles are aligned with SDG 4, 6, 7, 8, 9, 12, 13 and 17, and we contribute to the 2030 Global Agenda goals through specific actions. Specifically, in line with the country’s energy requirement, we seek to reduce air emissions and foster the responsible consumption of energy in our activities. Moreover, as in 2020, we joined CEADS-EY Argentina’s Connecting Companies with the SDG program, in order to diffuse good practices, showing Pampa’s commitment to sustainable development.

12.5       Response to emergency

At Pampa, we act to prevent undesirable events and we are prepared to provide a prompt and effective response to emergencies. We continued making periodic emergency response simulations, promoting established practices and specific improvements incorporated into the integrated management system.

In 2021, we conducted training in line with the Emergency Response Plans, with more than 500 training hours to develop skills and competencies, besides coordinating the necessary activities if an undesired event occurs. We have also made progress on assessing and updating critical emergency scenarios for all businesses.

Moreover, we continued assessing the condition of fire detection and suppression systems, evaluating and ensuring their proper working condition and response capacity. Through theoretical and practical training, we implemented an emergency response methodology called Incidents Command System, performing the first field simulations mobilizing resources with the participation of active forces at CTGEBA and HPPL. Finally, relationship-building and training activities were performed with firefighters, the Gendarmerie, Civil Defense and other organizations in the communities where we operate.

12.6       Labor health

In 2021, at Pampa we continued developing health promotion programs, focusing on prevention and generating healthy work environments, contributing to SDG 3.

Together with the Human Resources team, we implemented SUMA Bienestar, a program centered on the teammates’ personal life and physical, emotional, labor and financial wellness. In this context, actions were developed to generate healthy habits and behaviors through the Health Promotion and Protection Program. These actions were developed based on a health diagnosis using annual medical checkups for all employees. Occupational and epidemiological risks are contemplated, enabling the design of a specific health program according to the surveyed risk groups.

Additionally, at Pampa we continue offering Cardiopulmonary Resuscitation (CPR) and First Aid training courses, a physical activity plan and flu and tetanus vaccination campaigns. In 2021, we continued developing the Cardiac Protection program according to international standards, and we were recertified before Experta ART as a ‘Cardiac Protected Company’ until 2023.

Pampa is a blood-donation-friendly company. Therefore, in 2021 it continued promoting voluntary blood drives for the staff in its facilities.

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13.       The fiscal year’s results

Pampa, the leading independent and energy integrated company in Argentina, focuses its business on the country’s electricity and gas value chains.

Through its activities, subsidiaries and stakes in joint businesses and associates, and based on the business nature, customer portfolio and risks involved, we have identified the following business segments:

•	Power generation, mainly consisting of the Company’s direct and indirect interests in CTBSA, HINISA, HIDISA, Greenwind, TMB, TJSM and its power generation activities through the power plants CTG, CPB, CTP, CTLL, CTGEBA, CTPP, CTIW, EcoEnergía, the wind farms PEPE II and III, and the HPPL dam;
•	Oil and gas, mainly consisting of the Company’s interests in oil and gas blocks, as well as interests in PACOSA and OldelVal;
•	Petrochemicals, comprising styrene and the catalytic reformer unit’s own operations developed in plants in Argentina; and
•	Holding and others, mainly consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and gas transportation in the south of the country, respectively, as well as the Company’s interest in OCP, Refinor and Enecor.

It should be pointed out that the analysis of results for the fiscal years 2021 and 2020 has been made for continuing operations[32].

32 For further information, see section 7.3 of this Annual Report.

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13.1       Consolidated income statement by segment in the fiscal year 2021 (US$ million)

Consolidated profit and loss information	Generation	Electricity distribution	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2021)
Revenue	656	-	340	490	22	-	1,508
Intersegment sales	-	-	113	-	-	(113)	-
Cost of sales	(355)	-	(289)	(424)	-	113	(955)

Gross profit	301	-	164	66	22	-	553

Selling expenses	(2)	-	(18)	(13)	-	-	(33)
Administrative expenses	(31)	-	(46)	(4)	(18)	-	(99)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	42	-	58	1	4	-	105
Other operating expenses	(5)	-	(28)	(3)	(22)	-	(58)
Impairment of intangible assets	(2)	-	-	(2)	-	-	(4)
Impairment of financial assets	-	-	-	-	(2)	-	(2)
Results for participation in joint businesses and associates	47	-	-	-	70	-	117
Operating income	350	-	130	45	54	-	579

Financial income	4	-	3	-	4	(1)	10
Financial expenses	(46)	-	(103)	(3)	(34)	1	(185)
Other financial results	(14)	-	(16)	(2)	18	-	(14)
Financial results, net	(56)	-	(116)	(5)	(12)	-	(189)

Profit before income tax	294	-	14	40	42	-	390

Income tax	(75)	-	8	(12)	2	-	(77)

Profit (loss) of the year for continuing operations	219	-	22	28	44	-	313

Loss of the year from discontinued operations	-	(75)	-	-	-	-	(75)

Proft (loss) of the year	219	(75)	22	28	44	-	238

Attributable to:
Owners of the Company	218	(39)	22	28	44	-	273
Non-controlling interests	1	(36)	-	-	-	-	(35)

Consolidated statement of financial position	Generation	Electricity distribution	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2021)
Assets	1,670	-	1,157	176	1,067	(209)	3,861
Liabilities	525	-	1,324	166	264	(209)	2,070

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13.2       Consolidated income statement by segment in the fiscal year 2020 (US$ million)

Consolidated profit and loss information	Generation	Electricity distribution	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2020)
Revenue	559	-	227	267	20	-	1,073
Intersegment sales	-	-	67	-	-	(67)	-
Cost of sales	(254)	-	(243)	(233)	-	67	(663)

Gross profit	305	-	51	34	20	-	410

Selling expenses	(2)	-	(15)	(9)	-	-	(26)
Administrative expenses	(30)	-	(42)	(3)	(18)	-	(93)
Exploration expenses	-	-	-	-	-	-	-
Other operating income	35	-	9	-	7	-	51
Other operating expenses	(6)	-	(17)	(6)	(7)	-	(36)
Impairment of PPE, intangible assets and inventories	(128)	-	-	(11)	-	-	(139)
Impairment of financial assets	-	-	(13)	1	3	-	(9)
Results for participation in joint businesses and associates	67	-	-	-	18	-	85

Operating income	241	-	(27)	6	23	-	243

Financial income	3	-	7	-	1	(2)	9
Financial expenses	(73)	-	(100)	(3)	(3)	2	(177)
Other financial results	1	-	44	5	34	-	84
Financial results, net	(69)	-	(49)	2	32	-	(84)

Profit before income tax	172	-	(76)	8	55	-	159

Income tax	(33)	-	23	(2)	(23)	-	(35)

Profit (loss) of the year for continuing operations	139	-	(53)	6	32	-	124

Loss of the year from discontinued operations	-	(592)	-	-	-	-	(592)

Proft (loss) of the year	139	(592)	(53)	6	32	-	(468)

Attributable to:
Owners of the Company	147	(499)	(53)	6	32	-	(367)
Non-controlling interests	(8)	(93)	-	-	-	-	(101)

Consolidated statement of financial position	Generation	Electricity distribution	Oil and gas	Petro- chemicals	Holding and others	Eliminations	Consolidated
(as of December 31, 2020)
Assets	1,595	1,356	1,085	107	832	(85)	4,890
Liabilities	707	1,021	1,174	126	178	(85)	3,121

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13.3	Income statement analysis for the fiscal year ended December 31, 2021, compared to the fiscal year ended December 31, 2020

Consolidated net sales revenues of US$1,508 million for the fiscal year ended December 31, 2021, 41% higher than US$1,073 million for the fiscal year 2020. The following increases were recorded: 84% (US$223 million) in petrochemicals, 54% (US$159 million) in oil and gas, 17% (US$97 million) in power generation, and 10% (US$2 million) in holding and others, partially offset by higher intersegment eliminations for US$46 million.

Consolidated cost of sales of US$955 million for the fiscal year ended December 31, 2021, a 44% increase compared to US$663 million for the fiscal year 2020. The following increases were recorded: 82% (US$191 million) in petrochemicals, 40% (US$101 million) in power generation, and 19% (US$46 million) in oil and gas, without variations in our holding and others segment, partially offset by higher intersegment eliminations (US$46 million).

Consolidated gross income of US$553 million for the fiscal year ended December 31, 2021, a 35% increase compared to US$410 million recorded in the fiscal year 2020. Increases were recorded in the following segments: oil and gas (US$113 million), petrochemicals (US$32 million), and holding and others (US$2 million), without variations in intersegment eliminations, partially offset by a US$4 million decrease in power generation.

Consolidated operating profit of US$579 million for the fiscal year ended December 31, 2021, against US$243 million in the fiscal year 2020. The following increases were recorded: US$157 million in oil and gas, US$109 million in power generation, US$39 million in petrochemicals, and US$31 million in holding and others, without variations in intersegment eliminations.

Net financial results represented a loss of US$189 million for the fiscal year ended December 31, 2021, an increase compared to a US$84 million loss for the fiscal year 2020, mainly due to higher net losses of US$67 million in oil and gas, US$44 million in holding and others, and US$7 million in petrochemicals, without variations in intersegment eliminations, partially offset by higher net profits for US$13 million in power generation.

Consolidated profit of US$238 million for the fiscal year ended December 31, 2021, of which US$273 million[33] are attributable to the owners of the Company, compared to a consolidated loss of US$367 million[34] attributable to the owners of the Company for the fiscal year 2020, explained by lower losses in discontinued operations (US$460 million), and higher profits in power generation (US$71 million), oil and gas (US$75 million), petrochemicals (US$22 million), and holding and others (US$12 million).

33 It includes losses reported for discontinued operations (US$39 million).

34 It includes losses reported for discontinued operations (US$499 million).

Pampa Energía ● 2021 Annual Report ●94

Power generation segment

Power generation segment, consolidated Figures in US$ million	Fiscal year
	2021	2020	∆%
Sales revenue	656	559	+17%
Cost of sales	(355)	(254)	+40%

Gross profit	301	305	-1%

Selling expenses	(2)	(2)	-
Administrative expenses	(31)	(30)	+3%
Other operating income	42	35	+20%
Other operating expenses	(5)	(6)	-17%
Impairment of PPE and intangible assets	(2)	(128)	-98%
Results for participation in joint businesses	47	67	-30%

Operating income	350	241	+45%

Finance income	4	3	+33%
Finance costs	(46)	(73)	-37%
Other financial results	(14)	1	NA
Financial results, net	(56)	(69)	-19%

Profit (loss) before tax	294	172	+71%

Income tax	(75)	(33)	+127%

Net income (loss) for the period	219	139	+58%
Attributable to owners of the Company	218	147	+48%
Attributable to non-controlling interests	1	(8)	NA

Sales from the power generation segment increased by 17%, to US$656 million, in the fiscal year ended December 31, 2021, compared to US$559 million for the fiscal year ended December 31, 2020. This variation is mainly explained by the commissioning of CTGEBA’s second CC as from July 2020, remunerated under PPA (SEE Res. No. 287/17 and Energía Plus), and the recovery in the Energía Plus volume demanded. Consequently, revenues from the recognition of own fuel in the variable production cost increased by US$51 million, added to the higher cost of gas under Plan Gas.Ar. These effects were partially offset by the maturity of PPA at CTLL’s ST and CTP in October and mid-July 2021, respectively.

Power generation during the fiscal year ended December 31, 2021 experienced a 6% increase (963 GWh) against the fiscal year ended December 31, 2020, due to higher dispatch at the thermal units, mainly explained by CTGEBA’s new CC. These effects were partially offset by lower water input at the hydroelectric plants and, to a lower extent, lower wind resources. The following table shows net generation and the volume of electricity sold by power generation plants:

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	For the fiscal year ended December 31,
	2021		2020
In GWh	Net generation	Total sales	Net generation	Total sales
Hydroelectric
HINISA	467	467	481	482
HIDISA	325	325	323	323
HPPL	550	550	742	737
Wind
PEMC[1]	367	367	409	409
PEPE II	215	247	207	207
PEPE III	256	256	243	246
Thermal
CTLL	4,682	4,692	4,406	4,399
CTG	392	624	368	418
CTP	53	53	55	55
CPB	312	313	576	575
CTPP	299	299	193	193
CTIW	301	300	229	229
CTGEBA	8,594	9,266	7,912	7,946
EcoEnergía	75	153	72	89
CTEB[1]	546	546	255	255
Total	17,433	18,458	16,470	16,563

Note: 1 Operated by Pampa (50% of equity stake).

Cost of sales increased by 40% to US$355 million in the fiscal year ended December 31, 2021, compared to US$254 million for the fiscal year ended December 31, 2020, mainly due to higher gas purchases, a higher volume of energy purchases to cover Energía Plus contracts, and higher expenses for seasonal maintenance works and repairs on account of forced outages, partially offset by lower depreciation from impairments recorded in the fiscal year 2020.

Gross income from the power generation segment did not experience significant variations, recording a profit of US$301 million for the fiscal year ended December 31, 2021, compared to a US$305 million profit for the fiscal year ended December 31, 2020.

Moreover, in the fiscal year ended December 31, 2021, the gross margin on sales decreased to 46%, compared to 55% recorded in the fiscal year ended December 31, 2020.

Power generation selling expenses had no variations, amounting to US$2 million in both fiscal years.

Administrative expenses from the power generation segment did not have any significant variations, totaling US$31 million in the fiscal year ended December 31, 2021, against US$30 million for the fiscal year ended December 31, 2020.

Other net operating income and expenses from the power generation segment increased by 28%, to a US$37 million profits for the fiscal year ended December 31, 2021, compared to a US$29 million profit for the fiscal year ended December 31, 2020. This variation is mainly explained by the provision recovery recorded in the second quarter of 2021 for PEPE IV’s guarantee, partially offset by the compensation received as a result of the technical problems at PEPE II and III wind farms in the third quarter of 2020.

The power generation segment results for participation in joint businesses recorded a US$47 million profit for the fiscal year ended December 31, 2021, a 30% decrease compared to US$67 million in the fiscal year ended December 31, 2020. This variation is mainly due to lower profits from CTBSA’s stake in the fiscal year ended December 31, 2021.

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As of December 31, 2021, the impairment of property, plant and equipment, and intangible assets recorded a US$2 million loss, compared to a US$128 million loss in the fiscal year ended December 31, 2020. As of December 31, 2020, the recoverability assessment, ascertained through the value in the usage of CTG and CPB thermal power plants, and HPPL and HINISA hydroelectric plants, with revenues fully generated in the spot market, and CTLL and CTP thermal power plants, with revenues mostly generated in the spot market as from the maturity of the PPA in 2021, resulted in recognition of impairment losses.

Power generation operating income increased by US$109 million (45%), posting a US$350 million profit for the fiscal year ended December 31, 2021, compared to a US$241 million profit for the fiscal year ended December 31, 2020. This variation is mainly attributable to: (i) a higher loss from the impairment of property, plant and equipment, and intangible assets in the fiscal year 2020; (ii) higher revenues from the commissioning of CTGEBA’s second CC as from July 2020; and (iii) higher income from the provisions recovery. These effects were partially offset by: (i) lower income due to the PPA maturity at CTLL’s ST and CTP; (ii) lower income from legacy energy due to the impact of inflation on costs and of devaluation on regulated prices; (iii) higher expenses for seasonal maintenance works and repairs on account of forced outages; and (iv) a lower result from the participation in joint businesses.

The operating margin on sales for the fiscal year ended December 31, 2021 increased to 53%, compared to 43% in the fiscal year ended December 31, 2020.

Power generation net financial results represented a US$56 million loss for the fiscal year ended December 31, 2021, against a US$69 million loss for the fiscal year ended December 31, 2020, mainly due to lower losses from financial debt interests as a result of loan cancellations, offset by a lower interest capitalization for property, plant and equipment (US$32 million). This loss was partially offset by a US$16 million profit on the repurchase of financial debt in 2020 and lower profits from the holding of financial instruments (US$3 million).

The power generation segment recorded an income tax charge of US$75 million for the fiscal year ended December 31, 2021, against a US$33 million charge for the fiscal year ended December 31, 2020, mainly as a result of the increase in earnings before taxes and the rise in the applicable rate.

Our power generation activities recorded a net profit of US$219 million for the fiscal year ended December 31, 2021, of which US$218 million are attributable to the owners of the Company, against US$139 million profits for the fiscal year ended December 31, 2020, of which US$147 million were attributable to the owners of the Company.

Electricity distribution segment

The results for this segment have been classified as discontinued operations due to our divestment of Edenor[35].

The electricity distribution segment recorded a loss from discontinued operations for US$75 million in the fiscal year ended December 31, 2021, of which US$39 million loss is attributable to the owners of the Company, compared to a US$592 million loss recorded in the fiscal year ended December 31, 2020, of which a US$499 million loss corresponds to the owners of the Company.

35 For further information, see section 7.3 of this Annual Report.

Pampa Energía ● 2021 Annual Report ●97

Oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Fiscal year
	2021	2020	∆%
Sales revenue	453	294	+54%
Cost of sales	(289)	(243)	+19%

Gross profit	164	51	+222%

Selling expenses	(18)	(15)	+20%
Administrative expenses	(46)	(42)	+10%
Other operating income	58	9	NA
Other operating expenses	(28)	(17)	+65%
Impairment of financial assets	-	(13)	-100%

Operating income (loss)	130	(27)	NA

Finance income	3	7	-57%
Finance costs	(103)	(100)	+3%
Other financial results	(16)	44	NA
Financial results, net	(116)	(49)	+137%

Profit (loss) before tax	14	(76)	NA

Income tax	8	23	-65%

Net income (loss) for the period	22	(53)	NA
Attributable to owners of the Company	22	(53)	NA
Attributable to non-controlling interests	-	-	NA

Sales from the oil and gas segment reached US$453 million for the fiscal year ended December 31, 2021, which represented a 54% increase compared to US$294 million in the fiscal year ended December 31, 2020. This variation is mainly explained by the increase in gas and oil prices and, to a lower extent, by the increase in gas volume sold.

The average sales price for gas, including the effect of subsidies, was US$3.6/MBTU for the fiscal year ended December 31, 2021, 61% higher than US$2,2/MBTU recorded in the fiscal year ended December 31, 2020, mainly explained by the effect of Plan Gas.Ar effective as from January 1, 2021, and better industrial channel and export prices. The average sales price for oil was US$58.8/bbl for the fiscal year ended December 31, 2021, 51% higher than the fiscal year ended December 31, 2020, mainly explained by the increase in international reference prices, mitigated by local prices associated with the export parity. The following table shows the production and sold volume of the oil and gas segment:

	For the fiscal year ended December 31,
	2021	2020
Production
Oil (k bbl/day)	4.7	4.4
Gas (k m3/day)	8,004	6,902
Total (k boe/day)	51.8	45.1

Sales
Oil (k bbl/day)	4.6	4.6
Gas (k m3/day)	8,122	7,190
Total (k boe/day)	52.4	46.9

Note: Production in Argentina.

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Cost of sales from the oil and gas segment increased by 19%, to US$289 million, for the fiscal year ended December 31, 2021, against US$243 million for the fiscal year ended December 31, 2020, mainly due to: (i) the increase in royalties and levies (US$24 million) due to the higher sales volume and prices; (ii) higher contractor and maintenance charges (US$12 million); (iii) higher depreciation of property, plant and equipment (US$6 million); and (iv) higher transportation charges (US$3 million).

Gross income from the oil and gas segment increased by 222%, recording a profit of US$164 million in the fiscal year ended December 31, 2021, compared to a profit of US$51 million for the fiscal year ended December 31, 2020. This variation is explained by the increase in average sale prices and higher traded volumes. These effects were partially offset by increased costs, mainly in royalties and levies, contractors, maintenance, depreciation, and transportation and loading.

Additionally, the gross margin on sales increased to 36% in the fiscal year ended December 31, 2021, against 17% for the fiscal year ended December 31, 2020.

The oil and gas segment selling expenses increased to US$18 million for the fiscal year ended December 31, 2021, against US$15 million for the fiscal year ended December 31, 2020, mainly due to the increase in exported gas transportation costs (US$3 million).

Administrative expenses from the oil and gas segment increased by 10%, to US$46 million, for the fiscal year ended December 31, 2021, against US$42 million for the fiscal year ended December 31, 2020, mainly due to higher wages expenses as the wage increases were higher than the AR$ devaluation.

Other net operating income and expenses from the oil and gas segment recorded a US$30 million profit for the fiscal year ended December 31, 2021, compared to a net loss of US$8 million for the fiscal year ended December 31, 2020, mainly due to the recognition of subsidies under the current Plan Gas.Ar (US$51 million), partially offset by provisions for remediation works estimated to be incurred on oil blocks (US$15 million) relinquished in the fiscal year 2021.

The oil and gas segment impairment in financial assets had no charges in the fiscal year ended December 31, 2021, compared to a US$13 million loss for the fiscal year ended December 31, 2020, mainly due to the impairment of receivables from distributors under DNU No. 1053/20.

The operating income from the oil and gas segment represented a profit of US$130 million for the fiscal year ended December 31, 2021, against a US$27 million loss for the fiscal year ended December 31, 2020. This variation is mainly explained by higher prices and volumes sold, revenues from subsidies under Plan Gas.Ar recorded in 2021, and the impairment of financial assets recorded in 2020. These effects were partially offset by increased operating costs and expenses, mainly royalties and levies, contractors and maintenance, depreciation, and transportation and loading.

The oil and gas segment’s net financial results represented a US$116 million loss in the fiscal year ended December 31, 2021, against a US$49 million loss for the fiscal year ended December 31, 2020, mainly due to losses from the holding of financial instruments (US$36 million), profits from the repurchase of financial debt recorded in 2020 (US$23 million) and higher losses from financial interest allocated to this segment (US$6 million).

The oil and gas segment recorded an income tax profit of US$8 million for the fiscal year ended December 31, 2021, against a US$23 million profit for the fiscal year ended December 31, 2020, mainly resulting from an improvement in earnings before taxes in the fiscal year 2021 and, to a lower extent, the tax inflation adjustment.

The oil and gas segment recorded a profit of US$22 million for the fiscal year ended December 31, 2021, against a US$53 million loss for the fiscal year ended December 31, 2020, both of them fully attributable to the owners of the Company.

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Petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	Fiscal year
	2021	2020	∆%
Sales revenue	490	267	+84%
Cost of sales	(424)	(233)	+82%

Gross profit	66	34	+94%

Selling expenses	(13)	(9)	+44%
Administrative expenses	(4)	(3)	+33%
Other operating income	1	-	NA
Other operating expenses	(3)	(6)	-50%
Recovery of financial assets impairment	-	1	-100%
Impairment of inventories	(2)	(11)	-82%

Operating income (loss)	45	6	NA

Finance costs	(3)	(3)	-
Other financial results	(2)	5	NA
Financial results, net	(5)	2	NA

Profit (loss) before tax	40	8	NA

Income tax	(12)	(2)	NA

Net income (loss) for the period	28	6	NA
Attributable to owners of the Company	28	6	NA
Attributable to non-controlling interests	-	-	NA

Sales from the petrochemicals segment amounted to US$490 million for the fiscal year ended December 31, 2021, 84% higher than US$267 million for the fiscal year ended December 31, 2020. This variation is mainly explained by a substantial improvement in domestic and international reference prices and the demand recovery, mainly in the domestic market.

Total volume sold during the fiscal year ended December 31, 2021, experienced a 24% increase compared to the fiscal year ended December 31, 2020. This variation is explained by a higher volume from the reforming plant and SBR in the domestic and international market, higher domestic sales of styrene and higher polystyrene exports. The following table shows sales volumes in the petrochemicals segment:

Volume sold in k ton	For the fiscal year ended December 31,
	2021	2020
Styrene & polystyrene	114	94
SBR	49	37
Reforming	254	205
Total	417	337

Cost of sales from the petrochemicals segment increased by 82%, to US$424 million, for the fiscal year ended December 31, 2021, against US$233 million for the fiscal year ended December 31, 2020, mainly due to higher raw material costs, explained by an increase in international reference prices and volume sold for all products, the higher cost of gas (US$178 million), and, to a lesser extent, higher wage expenses (US$7 million).

The petrochemicals segment gross profit increased to US$66 million in the fiscal year ended December 31, 2021, against a profit of US$34 million for the fiscal year ended December 31, 2020, mainly due to the general increase in international reference prices and the higher volume sold.

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The gross margin on sales reached 13% in both fiscal years.

Selling expenses from the petrochemicals segment amounted to US$13 million for the fiscal year ended December 31, 2021, compared to US$9 million for the fiscal year ended December 31, 2020, mainly due to higher tax charges (US$2 million) and higher transportation and commission charges (US$2 million).

Administrative expenses from the petrochemicals segment did not experience significant variations, reaching US$4 million for the fiscal year ended December 31, 2021, against US$3 million for the fiscal year ended December 31, 2020.

Other net operating income and expenses from the petrochemicals segment recorded a US$2 million loss for the fiscal year ended December 31, 2021, against a US$6 million loss for the fiscal year ended December 31, 2020. The decrease is mainly due to lower idle capacity losses from plant shutdowns in the fiscal year 2020.

Operating income from the petrochemicals segment amounted to US$45 million in the fiscal year ended December 31, 2021, compared to a US$6 million profit for the fiscal year ended December 31, 2020. This variation is mainly due to a higher gross profit and lower inventory impairment losses (US$9 million).

The petrochemicals segment recorded a net financial loss of US$5 million for the fiscal year ended December 31, 2021, against a net profit of US$2 million for the fiscal year ended December 31, 2020. The variation is mainly due to the losses from the holding of financial instruments recorded in 2021 (US$4 million) and lower net exchange difference profits (US$3 million).

The petrochemicals segment recorded an income tax charge of US$12 million for the fiscal year ended December 31, 2021, against US$2 million for the fiscal year ended December 31, 2020, mainly as a result of the increase in pre-tax earnings.

The petrochemicals segment recorded a net profit of US$28 million for the fiscal year ended December 31, 2021, against US$6 million for the fiscal year ended December 31, 2020, both fully attributable to the owners of the Company.

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Holding and others segment

Holding and others segment, consolidated Figures in US$ million	Fiscal year
	2021	2020	∆%
Sales revenue	22	20	+10%

Gross profit	22	20	+10%

Administrative expenses	(18)	(18)	-
Other operating income	4	7	-43%
Other operating expenses	(22)	(7)	+214%
Impairment of financial assets	(2)	3	NA
Results for participation in joint businesses	70	18	+289%

Operating income (loss)	54	23	+135%

Finance income	4	1	+300%
Finance costs	(34)	(3)	NA
Other financial results	18	34	-47%
Financial results, net	(12)	32	NA

Profit (loss) before tax	42	55	-24%

Income tax	2	(23)	NA

Net income for the period	44	32	+38%
Attributable to owners of the Company	44	32	+38%
Attributable to non-controlling interests	-	-	NA

Sales from the holding and others segment experienced no significant variations, recording US$22 million and US$20 million in the fiscal years ended on December 31, 2021 and 2020, respectively.

Therefore, gross profits from this segment did not suffer any significant variations either, recording US$22 million and US$20 million for fiscal years 2021 and 2020, respectively.

Administrative expenses of the holding and others segment did not experience variations, remaining at US$18 million in both fiscal years.

Other net operating income and expenses from the holding and others segment recorded a loss of US$18 million for the fiscal year ended December 31, 2021, whereas in the fiscal year ended December 31, 2020, no other net operating income and expenses were recorded. The variation is mainly due to the provisions for contingencies (US$14 million) and lower commercial interest.

The holding and others segment’s impairment of financial assets recorded a US$2 million loss for the fiscal year ended December 31, 2021, against a profit of US$3 million for the fiscal year ended December 31, 2020, mainly due to Petrominera’s recovery recorded in the fiscal year 2020.

The holding and others segment results for participation in joint businesses amounted to a US$70 million profit for the fiscal year ended December 31, 2021, against an US$18 million profit for the fiscal year ended December 31, 2020. This variation is mainly explained by higher profits from the participation in CIESA, TGS and OCP recorded in the fiscal year ended December 31, 2021, partially offset by lower profits at CITELEC.

Operating results from the holding and others segment amounted to US$54 million for the fiscal year ended December 31, 2021, compared to a US$23 million profit for the fiscal year ended December 31, 2020. This variation is mainly due to a higher profit from the participation in joint businesses (US$52 million), partially offset by higher provision for contingency charges (US$14 million) and higher financial assets impairment losses (US$5 million).

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Net financial results from the holding and others segment recorded a US$12 million loss in the fiscal year ended December 31, 2021, compared to a profit of US$32 million for the fiscal year ended December 31, 2020, mainly due to higher tax interest losses from the presumed minimum profit tax liability, computable as an income tax advance payment (US$33 million) and lower net exchange difference profits (US$14 million) due to the lower devaluation over the passive monetary position.

The holding and others segment recorded an income tax profit of US$2 million for the fiscal year ended December 31, 2021, compared to a US$23 million charge for the fiscal year ended December 31, 2020.

The holding and others segment recorded a profit of US$44 million for the fiscal year ended December 31, 2021, against a total profit of US$32 million for the fiscal year ended December 31, 2020, both fully attributable to the owners of the Company.

Pampa Energía ● 2021 Annual Report ●103

14.       Dividend policy

To establish a clear, transparent, and consistent practice allowing shareholders to make informed decisions, all of this in consonance with the Company Bylaws and the applicable legal and regulatory framework in force, as from 2018 the Company has a Dividend Policy in place outlining the guidelines to be followed to reach a proper balance between distributed amounts and Pampa’s investment plans.

In observance of this policy’s guidelines, every year, the Board assesses the possibility of paying dividends to Pampa’s shareholders on a prudentially basis within each fiscal year and thoroughly examines the economic circumstances prevailing at the time.

In 2021, we were not planning to pay cash dividends on our ordinary shares or ADS, thus retaining all available funds and profits to apply them to our business’s operation and expansion.

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15.       The Board’s proposal

Results for the fiscal year recorded a AR$27,097 million profit and, as of December 31, 2021, retained earnings amounted to AR$44,454 million. Consequently, the Board unanimously resolves to propose to the Shareholders’ Meeting as follows:

•	The currency translation difference charged to retained earnings should be allocated to the voluntary reserve for the amount of AR$13,032 million;
•	Release AR$485 million of the legal reserve as it outpaced the capital stock’s 20% legal cap;
•	Allocate the balance, being AR$31,907 million, to the voluntary reserve.

In this sense, the Company is not planning to pay dividends to retain all funds in order to apply them to and/or have them available for:

  The operation and expansion of our business, considering planned ordinary and extraordinary investments, including thermal expansion works for the closing to CC at CTEB and wind power at PEPE III, the investments committed to producing natural gas under Plan Gas.Ar, as well as the continuation of our exploration campaign in our gas and crude oil blocks targeting Vaca Muerta formation;
  Making the most of any investment possibilities which may arise and offer significant opportunities for the growth, expansion and synergy of our business;
  Given the current financial situation, maintaining a proper liquidity level allowing us to meet, if necessary, our present and future obligations; and
  Taking the necessary measures to safeguard the interests and value of the Company shareholders’ investment given the current market volatility scenario.

All of this is in line with the Company’s Dividend Policy.

Finally, we would like to express our gratitude to all the people who shape Pampa Energía into the largest independent energy integrated company in Argentina. To all of them, shareholders who rely on us, advisors, customers and suppliers, a warm vote of thanks.

City of Buenos Aires, March 10, 2022.

THE BOARD OF DIRECTORS

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Appendix I: Corporate governance report

The Board has drawn up the following report corresponding to the application of the principles set out in the Code of Corporate Governance for the fiscal year ended December 31, 2021, under the CNV Rules (Section 1, Title I, Chapter I of Part IV), by the text restated in 2013, as amended by CNV General Res. No. 797/19.

A.	The Board of Directors’ functions: principles i through v - practices 1 through 5

Principles

i.      The Company must be led by a professional and qualified Board of Directors, which will be in charge of laying the necessary foundations to guarantee the Company’s sustainable success. The Board is the guardian of the Company and the interests of all its shareholders.

ii.      The Board will be responsible for establishing and promoting the corporate culture and values. In its actions, the Board should ensure compliance with the highest standards of ethics and integrity based on the Company’s best interests.

iii.      The Board will be responsible for pursuing a strategy inspired by the Company’s vision and mission and aligned with its values and culture. The Board will constructively engage with the management to ensure the proper development, execution, monitoring and modification of the Company’s strategy.

iv.      The Board will exercise permanent control and supervision over the Company’s management, ensuring that it takes measures towards implementing the strategy and the business plan approved by the Board.

v.      The Board will have the necessary mechanisms and policies to exercise its and each of its members’ duties efficiently and effectively.

1.	The Board of Directors generates an ethical working culture and sets out the Company’s vision, mission and values.

By the end of 2021, the Company’s Board approved the update to the Code of Conduct, which sets out Pampa’s vision, mission and values[36] and the conduct expected from the Company members, both in their daily activities and in decisions having long-term effects. This update contemplated the best practices in documents of this nature, simplifying the language and incorporating new or expanding some existing topics.

In 2020, Pampa’s Board of Directors approved an update of the policy against fraud, corruption, and other anomalies, which reaffirms transparency and ethics as essential behaviors to lead the Company’s business and achieve sustainable growth. In this sense, this Policy prohibits fraud, corruption in any form or acts of misconduct within the Company, complementing the principles and values defined in our Code of Conduct. Based on what has been previously explained, the Company applies the recommended practice.

36 For further information, see Practices 22 and 23 in Appendix I to this Annual Report.

Pampa Energía ● 2021 Annual Report ●106

2.	The Board of Directors sets the Company’s general strategy and approves the management’s strategic plan. In doing so, the Board takes into consideration environmental, social and corporate governance factors. The Board of Directors oversees its implementation using key performance indicators and considers the Company’s best interests and all its shareholders.

Regarding the Board of Directors, the Company applies the practice considering several indexes, factors, risks and projections analyzed by the management. Also, different environmental, social, health and safety aspects are disclosed in the Annual Sustainability Report. In line with Pampa’s strategy, it approves an annual budget that will guide each sector’s actions in the following fiscal year. To such effect, the Executive Financial Department oversees devising and enforcing the strategy and its budget.

In this line, in January 2022, the Company’s Board approved the issuance of Pampa’s first ‘Green Bond’[37] to use the proceeds to finance the expansion of PEPE III wind farm. This bond reflects the Board and the Company’s commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. Moreover, it is an example of how the Board leverages several factors guiding its decisions to comply with the Company’s general strategy.

3.	The Board oversees the management and ensures that it develops, implements and maintains a proper internal control system with clear reporting lines.

The Company uses the Integrated Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO Report’) to evaluate the effectiveness of internal controls that mitigate the risks threatening the reliability of accounting and financial information. In this sense, the Board approved the Company’s organizational chart establishing the following reporting lines:

•	An internal control team responsible for developing controls to be implemented in the different areas of the organization;
•	An Internal Audit team to evaluate the design and execution of the defined controls;
•	The appointment of process owners and leaders to account for the effectiveness and update of defined controls; and
•	Periodic presentations to the Audit Committee, CEO and CFO about improvements and process assessments’ results.

Pampa also has an Audit Committee (consisting exclusively of independent directors) which supervises internal control systems.

Additionally, the Company applies the recommended practice since, at least quarterly, a management report is submitted to the Board detailing relevant events and analyzing the main management indicators during the period, allowing the Board to learn about the obtained results and assess the Company’s performance.

Moreover, the Board is in daily contact with the Company’s management. During the Board’s meetings, members of the different departments are invited to raise queries regarding specific topics to be addressed, aiming to guarantee the Board’s monitoring and follow-up of the fiscal year’s goals.

Pampa understands that the interaction between the Board of Directors and the management (including the Board’s members exercising executive functions) enriches control over the Company’s administration and the level of understanding of its performance. All the Board of Directors members’ preparation and professional credentials allow for an open and sincere discussion on management.

37 For further information, see section 7.1 of this Annual Report.

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Lastly, and as detailed in the different Practices set out in this Appendix I to the Annual Report, Pampa has various initiatives in place to guarantee a proper internal control environment, such as the implementation of an Integrity Program (Practice 23), a Code of Conduct (Practices 1, 22 and 23), a Policy against Fraud, Corruption and other Irregularities (Practices 1 and 23), a whistleblower channel for reporting suspected misconduct (Practice 23), several Corporate Governance policies described throughout the Annual Report and this Appendix, and the corporate risk management (Practice 17), among others.

4.	The Board of Directors designs the corporate governance structure and practices, appoints the responsible person for their implementation, monitors their efficiency, and suggests changes if necessary.

In line with best practices, the Board approves the various corporate governance policies applicable throughout the Company. As described in Practice 1 in Appendix I to this Annual Report, it monitors to adjust them to the Company’s reality. In this sense, the Board has approved and/or updated the following policies: Against Fraud, Corruption and Other Irregularities, Best Security Trading Practices, Related-Party Transactions, Material Information Disclosure, Compensation, Nomination, Dividends and Integrated Management. On the other hand, it periodically monitors the Company’s Integrity Program.

Moreover, the Board analyzes whether specific committees are needed for the application of different policies. If it considers that a particular committee is not necessary, the Board delegates its application, monitoring and reviewing the area it feels competent to such effect. In the way detailed, the Company applies the recommended practice.

5.	The Board’s members have enough time to exercise their duties professionally and efficiently. The Board and its Committees have clear and formalized rules for their operation and organization, which are disclosed on the Company’s website.

The Board’s members devote the time and efforts necessary to monitor issues submitted for their approval, tracking and monitoring. The Board and its Committees receive prior information on the topics submitted for their consideration to allow for an efficient decision-making process. Moreover, certain Directors serve executive functions in the Company, enabling them to have daily contact in its administration. Regarding the Board’s members professionalism as established in our Nomination Policy, the Company evaluates the nominees before the Shareholders’ Meeting considering, among other aspects, their independence, diversity, age, skills, experience, knowledge of the Company’s business and industry, and possible incompatibilities to guarantee the Board’s diversity.

Moreover, the Board and its Committees (the Audit, Compensation, and Nomination Committees) have their respective internal rules governing their functioning, which are available on our website. These rules mainly describe matters concerning the directors’ powers and responsibilities and the holding of meetings. In the way described, the Company applies the recommended practice.

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B.	Board of Directors’ Chair and Corporate Secretary’s Office: principles vi through viii - practices 6 through 10

Principles

vi.      The Board’s Chair oversees ensuring actual compliance with the Board’s duties and leading its members. It should generate a positive working dynamic and promote constructive engagement by its members and ensure that the members have the elements and information necessary for decision-making. This also applies to the Chairs of each of the Committees regarding their functions.

vii.      The Board’s Chair will lead processes and establish structures seeking the Board’s members commitment, objectivity and competence, and the best possible performance of the body as a whole and its evolution according to the Company’s needs.

viii.      The Board’s Chair will ensure that the entire Board of Directors is engaged in and responsible for the General Manager’s succession.

6.	The Board of Directors’ Chair is responsible for the proper organization of Board meetings, prepares the agenda ensuring collaboration by the other members, and guarantees that they receive the necessary materials with enough time to participate in meetings in an efficient and well informed manner. Each Committee’s Chair has the same responsibilities for their meetings.

The Company applies the recommended practice as it has a Board of Directors’ corporate secretary under the Board of Directors’ Rules and Regulations published on our website, schedules and coordinates meetings of the Board and its different Committees within its scope. These meetings are convened pursuant to the provisions of each of the applicable regulations, attaching the necessary documentation so that directors may analyze in advance the topics to be addressed, and always under the appropriate supervision of the Board’s Chair and the respective Committees[38].

7.	The Board of Directors’ Chair ensures the board’s proper internal functioning by implementing formal annual assessment processes.

Since 2008, Pampa’s Board of Directors has implemented a self-assessment questionnaire to explore and assess its performance and management annually. From that date, every director completed this self-assessment on an annual basis and submitted it to the Legal Affairs Executive Department, responsible for analyzing results and, if necessary, suggesting actions aiming to improve the body’s functioning. This allows for the evaluation of the Board’s proper internal functioning, thus applying the recommended practice.

8.	The Chair generates a positive and constructive work environment for all the Board members and ensures they receive ongoing training to stay permanently updated and enabled to exercise their duties properly.

The Company applies this practice as described below. The Chair leads the Board of Directors’ meetings, ensuring its orderly progress, facilitating its proper development, and coordinating the body’s correct functioning through the Board’s corporate secretary. In the Chair’s absence, meetings are presided by the Vice-chair or by any other Board member if both are absent. Meetings are convened within the terms established in such bodies’ regulations to guarantee that the Board members have access to the information and enough time to analyze it.

Furthermore, directors serving executive functions in the Company are in permanent contact with its different areas and daily management, allowing them to get a comprehensive vision of the business and stay updated on issues affecting it. Moreover, the Board is in daily contact with the Company’s management; during the Board’s meetings, members of the different departments are invited so that they may raise queries regarding the specific topics to be addressed, aiming to guarantee the Board’s monitoring and follow-up of the goals set for the fiscal year. Regarding independent directors who are members of the Audit Committee, this update is also received within this body’s scope.

The Company implemented a continuous training process for the Company’s Board members in different areas to properly exercise their duties. In this sense, during the fiscal year 2021, all Board members received training on the Company’s general information, our main assets and corporate governance policies, as well as on sustainability matters and the Company’s current cybersecurity actions. This process will be further developed in the fiscal year 2022.

38 For further information, see Practice 9 in Appendix I to this Annual Report.

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9.	The Corporate Secretary’s Office supports the Board’s Chair in its administration and assists in communications among shareholders, the Board, and the management.

Pampa applies the recommended practice as it has a Board of Directors’ corporate secretary within the scope of the Legal Affairs Executive Department, which main duties are as follows: (i) coordinating the agendas for the Board’s meetings jointly with the Board’s Chair and other members, as well as with the management, so that the Board may address the necessary issues for proper corporate development; (ii) coordinating the advance preparation and submittal of the required information to the Board’s meetings; (iii) coordinating the drawing up, circulation and approval of the minutes of meetings; (iv) ensuring communication among the Board’s members, the management and their counselors; (v) filing the documentation of the Board’s meetings; (vi) conducting the above-mentioned functions for the rest of the Company Committees created within the scope of the Board; (vii) coordinating Shareholders’ Meetings, the shareholders’ registry and the participation of directors in the meetings; (viii) preparing, updating and sending the onboarding program for the new Board members; and (ix) performing all administrative procedures associated with the Board of Directors, the Committees, and the Shareholders’ Meeting. Thus, the Board’s Chair may supervise these functions without losing focus on its primary role.

10.	The Board’s Chair ensures participation by all its members in developing and approving a succession plan for the Company’s General Manager.

Even though there is no specific plan regulating its succession line, the Company applies this practice and the corresponding principles since the Board of Directors has considered the Company’s organizational structure and appointed both its CEO and CFO. To such effect, it takes into consideration the candidates’ personal and professional qualifications. Moreover, the role of the Board’s Chair is different from that of the CEO. In this sense, the Board’s Chair, jointly with the Human Resources Department, defines, based on the Company’s mission, vision and values, the characteristics required by the CEO’s successor, without currently considering it necessary to establish a succession plan.

C.	Composition, nomination and succession of the Board of Directors: principles ix through x - practices 11 through 14

Principles

ix.      The Board of Directors should have adequate independence and diversity levels allowing it to make decisions in the Company’s best interests, avoiding group thinking and the decision-making by dominant individuals or groups.

x.      The Board of Directors should guarantee that the Company has formal procedures in place for the proposal and nomination of candidates to hold positions within the Board under a succession plan.

11.	The Board of Directors has at least two members with an independent status according to the current criteria established by the CNV.

The Company applies the recommended practice since, as of the issuance of this Annual Report, the Board of Directors has four independent directors and one independent alternate director. Moreover, as mentioned in Practice 3 in Appendix I to this Annual Report, the Audit Committee consists exclusively of independent members, exceeding the local regulations’ requirements, which only provide for most members.

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12.	The Company has a Nomination Committee consisting of at least three members and presided over by an independent director. If chairing the Nomination Committee, the Board’s Chair will refrain from participating in the discussions for their own successor’s appointment.

In 2018, Pampa’s Board of Directors approved its Nomination Policy, under which a Nomination Committee was created to assist Pampa’s Board and Shareholders’ Meeting in the process for the nomination and appointment of Board members.

The Nomination Committee reports to Pampa’s Board and comprises three regular members and an equal or smaller number of alternate members. The Chair is independent according to the CNV rules. Therefore, the Company applies the recommended practice.

13.	Through the Nomination Committee, the Board of Directors develops a succession plan for its members, guiding the candidates’ pre-screening process for filling vacancies. It considers the non-binding recommendations made by its members, General Manager and shareholders.

The Board approved the Nomination Policy mentioned in the previous practice, which sets the general guidelines regarding independence, incompatibilities and diversity within the Board’s members. The policy created a Committee responsible for describing the identification and evaluation process of nominees and assisting the Board and shareholders so that they may have all the necessary elements to select nominees in the Shareholders’ Meeting, in compliance with the applicable legal provisions and, especially, section 12 of Pampa’s Bylaws. The latter sets out the selection method of directors, who are elected upon candidate lists, thus guaranteeing enhanced transparency in the process.

Moreover, this Committee performs a prior and non-binding assessment of the candidates the Board has deemed fit to cover vacant positions. The Committee considers factors such as independence, diversity, age, skills, experience, among others, to evaluate their suitability for the job based on objective criteria and within an equal opportunity framework. As of this date, the Company’s Board is composed of members having quite diverse professions: degree in economics and business administration, financial advisors, engineers, lawyers, among others. Moreover, there are three female directors on the Board (two regular and one alternate). Finally, all directors receive the same compensation for their duties in the Board. In this sense, diversity and a culture of inclusion are guaranteed, strengthening analysis, discussion and decision-making processes, and paying equality for its members. In the way described, the Company applies the recommended practice.

14.	The Board of Directors implements an onboarding program for its newly elected members.

The Company applies the recommended practice since the Board of Directors, through its corporate secretary office, provides the Board’s new members with an onboarding program. This program includes a general overview of the Company, its main bodies and corporate governance practices. It is supplemented by the Code of Conduct, the main policies they should know, and the documentation and information necessary to perform their duties. Moreover, they are included in the Board’s distribution list together with the other board members to have access to the essential documentation before their first participation in a Board meeting. Finally, upon the members’ request, meetings are coordinated with the different departments’ leaders to dispel all their doubts and get acquainted with the Company’s business. On the other hand, Pampa’s managers are available to provide answers on and supplement all the information the directors may require, all of this within the framework of permanent interaction set out in Practice 8 in Appendix I to this Annual Report.

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D.	Compensation: principle xi - practices 15 through 16

Principle

xi.      The Board should generate incentives through compensation schemes to align the management —led by the General Manager— and the Board itself with the Company’s long-term interests so that all directors may comply with their obligations towards shareholders on an equitable basis.

15.	The Company has a Compensation Committee consisting of at least three members, independent or non-executive.

Within the framework of its Compensation Policy, in 2018, the Company’s Board of Directors created a Compensation Committee assisting it and/or the Shareholders’ Meeting regarding remunerations of the Board of Directors and the preparation and monitoring of policies and/or compensation plans and/or benefits for the Board of Directors’ members. Moreover, this policy establishes that the remuneration of the Board’s members will be in line with those received by directors of domestic peers.

The Compensation Committee reports to Pampa’s Board of Directors. It comprises three regular members and an equal or smaller number of alternate members, who may not serve executive functions at Pampa. Currently, all its members are independent. In the way described, the Company applies the recommended practice.

16.	Through the Compensation Committee, the Board of Directors establishes a compensation policy for the General Manager and the Board of Directors’ members.

Pampa applies this practice since it has a Compensation Policy, approved in 2018. Under this policy, the Compensation Committee renders its prior opinion so that directors’ compensation is in line with that received by domestic peers’ directors and under the limitations set forth by the applicable laws and the CNV rules. Within the approved policy’s framework, both the Board of Directors and the Shareholders’ Meeting should be informed of the opinion rendered by this committee.

Pampa’s policy on compensation and benefits seeks to ensure external competitiveness and maintain in-house equality. Different surveys are used to adjust our benefit packages and wage structure to those offered in the market.

Regarding the Company’s main officers (including the CEO and the Company’s key staff), in 2017, the Board approved a variable compensation plan, seeking to align their performance with the Company’s strategic plans and establish a clear and direct link between the creation of value for shareholders and the covered employees’ compensation.

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E.	Control environment: principles xii through xvi - practices 17 through 21

Principles

xii.      The Board of Directors should ensure a controlled environment consisting of internal controls developed by the management; the internal audit, risk management and regulatory compliance areas, and external audit establishing the necessary defense lines to guarantee integrity in the Company’s operations and financial reports.

xiii.      The Board should ensure a comprehensive risk management system allowing the management and the Board to direct the Company towards its strategic goals efficiently.

xiv.      The Board should ensure a person or department (according to the business's size and complexity, the nature of its operations and the risks it faces) responsible for the Company’s internal audit. This audit, conducted for evaluating and auditing the Company’s internal controls, corporate governance processes, and risk management, should be independent, objective, and have clearly defined reporting lines.

xv.      The Board’s Audit Committee will be made up of qualified and highly-experienced members and should exercise its functions transparently and independently.

xvi.      The Board should establish appropriate procedures to ensure the external auditors’ independent and effective performance.

17.	The Board of Directors determines the Company’s appetite for risk and supervises and guarantees the existence of a comprehensive risk management system identifying, assessing, and making decisions on the course of action and monitoring the risks faced by the Company, including, but not limited to, environmental and social risks, as well as those inherent in the business in the short and long term.

Pampa implemented a risk management methodology as a useful working tool to identify the principal risks affecting Pampa. To such effects, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which was later updated and restated as the ‘Risk Management Policy’.

The most relevant aspect of this policy is establishing responsibilities, functions, and methods for detecting and assessing risks arising from the Company's activities, which may affect its business or operations.

Based on this policy’s guidelines, the administration department updates Pampa’s risk map following the administered businesses.

This Policy sets out responsibilities and methodologies for determining business risks, with the Audit Committee's assistance, which is responsible for supervising its application. The critical business risk factors taken into consideration by Pampa include, among others:

  Strategic risks, including economic, regulatory and political risks;
  Corporate governance risks, including the fraud risk;
  Process risks, including, but not limited to, those associated with natural disasters, social issues, human resources, IT and operational risks; and
  Reporting risks.

The Policy also provides that the administration department will be responsible for: (i) including in its annual programs all the necessary tests for detecting risk indicators and signals; (ii) monitoring the effectiveness of the process as a whole, and safeguarding compliance with and oversight of this policy; (iii) informing the Senior Management and the Audit Committee of the risk management process; and (iv) following up on the implementation of action plans to ensure that corrective measures are taken once a risk is detected. Moreover, the administration department helps the Board keep the risk matrix updated, identify and evaluate risks, follow up with the derived action plans, if needed, and keep the management and the Audit Committee informed of this process.

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The Company discloses its financial risk management in its Financial Statements, making a distinction by type of risks and describing the strategies or actions implemented to mitigate them for each of them. Moreover, in preparation for the 20-F Form to be submitted before the SEC, a description is made of the risk factors the Company is exposed to. In the way described, Pampa applies this practice.

18.	The Board monitors and reviews the independent internal audit’s effectiveness and guarantees the resources for implementing an annual risk-based audit plan and a direct reporting line to the Audit Committee.

Pampa applies the recommended practice since the Internal Audit Department reports functionally to the Audit Committee and administratively to the CEO.

At the beginning of each fiscal year, the Internal Audit area submits its proposed annual audit plan to the Audit Committee for its evaluation and approval, including the necessary resources for its implementation. Quarterly and to monitor its advancement, the Internal Audit Department submits a progress report to the Committee, which contains a summary of the completed tasks and the main findings.

On an annual basis, the Audit Committee evaluates the independence level and performance of the Internal Audit in issues within its authority and discloses its assessment in its annual report.

As a member of the Institute of Internal Auditors, the Company uses the standards it considers reasonable and/or applicable without expressly adhering to them.

19.	The internal auditor or the members of the Internal Audit department are independent and highly qualified.

The Company applies the recommended practice since, as mentioned in Practice 18 in Appendix I to this Annual Report, the Internal Audit Department reports directly to the Audit Committee, which evaluates its independence annually.

The Internal Audit Department comprises highly-skilled staff, not only on account of their education and training but also their experience in the area.

Pampa’s Internal Audit Department has rules regulating its activities aligned with the best practices available and the most relevant standards issued by The Institute of Internal Auditors. This document was last updated in the fiscal year 2020 and approved by the Audit Committee.

20.	The Board of Directors has an Audit Committee in place, which acts based on its rules. The Committee is mainly composed of and is chaired by independent directors and does not include the General Manager. Most of its members have professional experience in financial and accounting areas.

Pampa applies the recommended practice since it has an Audit Committee in place that acts based on its regulations, establishing its functions and main operating rules. As mentioned in Practice 3 in Appendix I to this Annual Report, the Audit Committee consists exclusively of independent members, thus exceeding the local regulations’ requirements, providing that only most members should have such status. Its duties include, among others: (i) expressing its opinion on any proposal by the Board to designate external auditors and ensuring their independence, reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of the annual FS; (ii) supervising the operation of the internal control and risk management system; (iii) rendering its opinion on related-party transactions for a relevant amount under the legal regulations in force, disclosing such opinion to the market; (iv) expressing its opinion on the compensation proposals submitted by the Board; (v) rendering its opinion on the conditions for the issuance of shares or convertible securities in the case of a capital increase; and (vi) checking compliance with the applicable standards of conduct.

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The Board of Directors seeks to ensure that most Audit Committee members have professional expertise in financial and/or accounting areas. This is one of the issues to assess when nominating new members to the Board of Directors and should be considered by the Nomination Committee on issuing its prior opinion. Moreover, the Audit Committee should appoint one of its members as a financial expert as required by Title 407 of the Sarbanes-Oxley Law.

21.	With the Audit Committee’s view, the Board of Directors approves a policy for selecting and monitoring external auditors establishing the indicators to consider when submitting to the Shareholders’ Meeting a recommendation on the re-election or substitution of the external auditor.

Upon the presentation and publication of Pampa’s annual FS, the Audit Committee conducts an annual assessment of the external auditors’ independence, planning and performance, considering different objective indicators, and issues an informed opinion according to Section 18, Title V, Chapter III of CNV Rules (restated in 2013) and the Audit Committee’s rules. Besides, throughout the fiscal year, it holds meetings with the external auditors, at least quarterly, to review the Company’s interim FS and when deemed necessary.

Moreover, Pampa has an external auditor services’ pre-approval policy, which standardizes an internal process allowing the Audit Committee to grant prior approval to hire an external auditor to render any authorized service to the Company or any of its subsidiaries.

In the way described, the Company applies this practice.

F.	Ethics, integrity and compliance: principles xvii through xviii - practices 22 through 24

Principles

xvii.        The Board should design and establish appropriate structures and practices to promote a culture of ethics, integrity and regulatory compliance which prevents, spots and addresses serious personal or corporate misconduct.

xviii.        The Board will ensure the establishment of formal mechanisms to prevent or, failing that, deal with conflicts of interest that may arise in the Company’s administration and management. It should have standard procedures in place seeking to ensure that related-party transactions are conducted in pursuance of the best interests of the Company, as well as fair treatment to all its shareholders.

22.	The Board of Directors approves a Code of Ethics and Conduct reflecting ethical and integrity values and principles and the Company’s culture. The Code of Ethics and Conduct is informed to and binding on all the Company’s directors, managers and employees.

Pampa has a Code of Conduct in place, reviewed and updated during the fiscal year 2021, and approved by the Board at the end of the same year. This Code constitutes our guide to making honest decisions in our daily activities and defines how we pursue our challenges. Moreover, it sets the basic principles to ensure a service of excellence for our customers and build relationships with our suppliers, teammates, shareholders, authorities, intermediate organizations and the community. This new version of the Code will enter into effect in the first quarter of 2022.

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The Code of Conduct, which will be available on the Company’s website, will have to be expressly accepted by all the Company employees and Pampa’s Board and Supervisory Committee members.

Therefore, the Company applies this recommended practice.

23.	The Board establishes and periodically reviews an Ethics and Integrity Program based on risks, dimension and financial capacity. The plan is visibly and unequivocally supported by the management with the appointment of an in-house officer responsible for the development, coordination, supervision and periodical assessment of the program’s effectiveness. The program provides for (i) periodic training for directors, managers and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting anomalies, which are open to third parties and adequately communicated; (iii) a policy against retaliation protecting individuals who report a complaint; and an internal investigation system which respects the rights of the individuals under investigation and imposes effective sanctions for violations to the Code of Ethics and Conduct; (iv) policies on integrity in bidding processes; (v) mechanisms for the Program’s periodic risk analysis, monitoring and assessment; and (vi) procedures ensuring the integrity and background of third parties and business associates (including the due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities in corporate transformation and acquisition processes), including suppliers, distributors, service providers, agents and brokers.

Pampa applies the practice as it has an Integrity Program bringing together and unifying a set of internal proceedings, mechanisms and actions for integrity, supervision and control aimed at preventing, detecting and correcting irregularities and illegal acts. The Program’s design comprises both the mandatory and optional requirements set out in Section 22 and 23 of Law No. 27,401 and other applicable regulations. The Board has defined that Pampa’s Internal Audit Department will be internally responsible for the Program, including its development, coordination and supervision. Among the available mechanisms there is the Ethics Hotline, an exclusive channel to report any suspected misconduct or breach of the Code of Conduct on a strictly confidential basis. This tool is available through different channels (toll-free telephone number or chat, e-mail or website) and is managed by a third-party provider to ensure higher transparency and information integrity. Additionally, the Company has policies and procedures to prescribe how received complaints should be analyzed and dealt with.

The channel’s responsibility rests with the Audit Committee, which delegates its administration to the Internal Audit Department. At least quarterly, the Internal Audit Department reports the received cases and the adopted decisions to the Audit Committee. The Committee supervises the channel’s operations and the resolution of complaints in issues within its authority.

Moreover, Pampa has new or updated regulations supporting the Program, including:

•	the Policy against Fraud, Corruption and Other Irregularities, updated in 2020, which reaffirms transparency and ethics as necessary behaviors to lead the Company’s businesses and achieve sustainable growth;
•	the new Conflicts of Interest Policy, approved in 2021, which defines what Pampa considers a conflict of interest and describes the steps to take if a member of the Company is involved in this kind of situation; and
•	the new Gifts, Entertainment and Travel Policy, also approved in 2021, which includes definitions, describes when it is acceptable to give and/or receive them, establishes cap values and the applicable procedure if an exception is required.
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The Code of Conduct and the provisions associated to the Program include clauses related to the obligation to report any actual or suspected violation of laws and/or regulations, as well as the prohibition of retaliation against any employee or third party for filing a report, legitimately and in good faith, or for refusing to participate in acts of corruption.

In the fiscal year 2021, the Company performed awareness-raising actions associated with the Ethics Hotline. Additionally, an e-learning course was published when launching the Gifts, Entertainment and Travel Policy.

24.	The Board ensures the existence of formal mechanisms to prevent and address conflicts of interest. In related-party transactions, the Board approves a policy that establishes each corporate body’s role and defines how to identify, manage, and disclose transactions that are detrimental to the company or only to certain investors.

The Code of Conduct’s guidelines provide that all individuals within its scope should avoid conflicts of interest. There is a conflict of interest whenever personal interests interfere or appear to interfere (either directly or indirectly) with responsibilities to Pampa, conditioning (or appearing to condition) the objectivity of each member’s decisions. These guidelines are developed in the Conflicts of Interest Policy, approved in 2021, which defines what Pampa considers as a conflict of interest and describes the steps to take if a Company member is involved in this kind of situation, in order to guarantee compliance with the law and with our Code of Conduct and Policy against Fraud, Corruption and Other Irregularities.

Pampa also has a Policy on Related-Party Transactions Approval, updated in 2021, whereby all transactions (i) deemed high-value transactions, that is, with a value equal to or higher than 1% of Pampa’s Shareholders Equity; (ii) made with individuals and/or legal entities which, under Section 72 of the CMA, are considered related parties, should be subject to a specific prior authorization and control procedure carried out under the coordination of Pampa’s Legal Affairs Executive Department, with the participation of both the Board and the Audit Committee (as applicable). This Policy strictly follows the guidelines set out in the laws and regulations in force in this matter (Section 72 of the CMA).

Additionally, Pampa presents itemized information on any contract executed with related parties in its annual and interim FS. In compliance with the regulations in force, all high-value transactions conducted by Pampa with related parties are submitted to the Audit Committee's review and promptly reported under the caption ‘relevant event’ to both the CNV and the markets where the Company is listed.

Finally, the Audit Committee is responsible for providing the market with complete information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders and rendering a well-founded opinion on related-party transactions in the cases provided by law. The Audit Committee is also responsible for disclosing them in compliance with law whenever there is or maybe an alleged conflict of interest within Pampa. Moreover, every time the Board has to address an issue where a director may have a personal interest, that director is prevented from voting. In the way described, the Company applies this practice.

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G.	Shareholder and stakeholder participation: principles xix through xxii - practices 25 through 29

Principles

xix.      The Company should give equal treatment to all its shareholders. It should guarantee equal access to non-confidential information relevant to decision-making at the Company’s Shareholders’ Meetings.

xx.      The Company should promote active involvement by all shareholders based on appropriate information, especially regarding the Board's composition.

xxi.      The Company should have a transparent Dividend Distribution Policy aligned with the strategy.

xxii.      The Company should take into consideration the interests of its stakeholders.

25.	The Company’s website discloses financial and non-financial information, providing timely and equal access to all investors. The website has a specialized area to address investors’ inquiries.

Pampa applies the recommended practice as it has a website with a dedicated ‘Investors’ section for its shareholders and general investment community, which includes all types of relevant information (FS, filings before regulatory authorities including the SEC and the NYSE, relevant events, corporate governance policies, among others). The Investor Relations and Sustainability Department permanently updates the site.

This specific section on the website operates as a channel for inquiries, which are received and managed by the specialized area in charge of shareholder and investor relations.

Additionally, the Company has a presence in social media (Facebook, Instagram, Twitter, and LinkedIn) through which it not only publishes relevant information but also interacts with its followers. In the way described, the Company applies the practice.

26.	The Board should ensure a process to identify and classify its stakeholders and a communication channel for them.

At Pampa Energía, we believe that proximity, transparency and cooperation are fundamental pillars to build and strengthen long-term relationships with our internal or external stakeholders. Following the guidelines offered by AA1000SES - Accountability and the materiality assessment under the Global Reporting Initiative (GRI) standards, we have identified the main stakeholders based on accountability, influence, proximity, dependence and representation. The Company lists its main stakeholders in the Sustainability Report, published annually and available on our website, and the communication channels where the dialog is maintained:

•	Employees: work environment survey, information-sharing meetings with the founding shareholders, internal website (intranet), institutional website www.pampaenergia.com, Nexo – Human Resources internal communication channel, ethics hotline, Sustainability Report, Kaizala internal messaging network, Microsoft Teams messaging network and social media.
•	Government: accountability under regulations in force, Annual Report and Financial Statements, Corporate Governance Report, meetings with government officers, institutional website, ethics hotline, Sustainability Report and social media.
•	Community: Social Responsibility Committee, ethics hotline, Sustainability Report, institutional website, meetings and surveys to participants in social investment programs and social media.
•	Investors: Annual Report and Financial Statements, Corporate Governance Report, 20-F Form, reports requested by the CNV and the SEC, quarterly earnings releases, earnings videoconferences, ethics hotline, Sustainability Report, investor website ri.pampaenergia.com and social media.
•	Suppliers: meetings with suppliers, ethics hotline, institutional and supplier website, Sustainability Report, SAP ARIBA platform and social media.
•	Customers: institutional website, customer service channel, product and service satisfaction survey, after-sales follow-up, ethics hotline, Sustainability Report and social media.
•	Corporate Associations: ethics hotline, industry meetings, institutional website and social media.
•	Media: institutional website, Annual Report and Financial Statements, ethics hotline and social media.
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•	Unions: meetings with union representatives, ethics hotline, institutional website, Sustainability Report and social media.

However, as our operations have a broad geographical scope and a high complexity, decentralization is also a characteristic of our process to identify and dialog with key players. In this sense, to attain the maximum positive social impact in local communities, each asset maps its target audiences, needs and actions to attain a positive social impact on local communities.

Following the Strategic Map and Balanced Scorecard methodology, a process was developed to define the priority stakeholders for operations; map the relevant topics; set objectives for relationship building and intervention priorities; and implement concrete action plans on stakeholders. The project covered all the generation business assets located in Buenos Aires, Bahía Blanca, Mendoza, Neuquén and Salta. In this way, we strengthen our sustainable management model by involving the assets’ employees making decisions at the local level, deriving higher efficiency in implementing actions to have a higher impact on the business and the community.

Moreover, during 2021 the process for identifying the material topics to be included in the Sustainability Report was reviewed. To develop a materiality matrix, we considered more than 500 answers and 300 comments and opinions from our stakeholders. The Investor Relations and Sustainability Department referred all material topics and the main comments and opinions to the Company’s Board of Directors. In the way described, the Company applies the practice.

27.	Before a Shareholders’ Meeting, the Board submits —through a formal communication channel— a ‘provisional information package’ allowing shareholders to make non-binding comments and share dissenting opinions on the Board’s recommendations. The latter will expressly give its opinion on the received comments as it deems necessary.

When calling for a meeting, the Board formulates proposals regarding each item in the agenda, except that there may be a possible conflict of interest, where it will refrain from submitting a proposal. Any information supporting the topics to be addressed in the Shareholders’ Meetings is placed at the disposal of all shareholders well in advance to perform their analysis and vote accordingly.

Both the shareholders and the general investment community may make the inquiries they deem necessary through the formal channel mentioned in Practice 25 in Appendix I to this Annual Report. This allows shareholders to attend the Meeting with information on the topics discussed, which is precise and received well in advance.

It is worth highlighting that Pampa provides the necessary means to keep a permanent and fluid dialog with its shareholders, and not only at the time of calling for a Shareholders’ Meeting. In this sense, shareholders have at their disposal: (i) the communication channel described in Practice 25 in Appendix I to this Annual Report; (ii) the Investor Relations Department, which receives and manages shareholders’ concerns; (iii) throughout the fiscal year, videoconferences are organized after each quarter’s closing to discuss the quarterly results and allow for interaction with the management; and (iv) the attendance of management and Board members to the Shareholders’ Meeting, with the possibility to raise questions not only on each item of the agenda but also on the Company’s management once the treatment of all formal items has concluded. In the way described, the Company applies the practice.

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28.	The Company’s Bylaws contemplate that shareholders may receive the information packages for Shareholders’ Meetings through electronic means and participate in Shareholders’ Meetings virtually, allowing for the simultaneous transmission of sound, images and words, ensuring compliance with the principle of equal treatment to participants.

The Company places the proposals mentioned in the previous item at the disposal of shareholders and investors not only through the communication channels set by the regulatory bodies (ByMA, CNV, SEC) but also on the Company’s website ri.pampaenergia.com. Moreover, as previously mentioned, shareholders have the means to keep a permanent and fluid dialog with the Company throughout the year.

Besides, on its Shareholders’ Meeting held on February 17, 2021, the Company approved an amendment to Section 30 of its Bylaws to allow for the holding of Shareholders’ Meetings virtually with the simultaneous transmission of sound, images and words. This amendment was introduced following the positive experience with remote Shareholders’ Meetings held in 2020 during CNV General Res No. 830/20.

Based on what has been previously explained, the Company applies the recommended practice.

29.	The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividends will be distributed.

The Company applies the recommended practice since Pampa’s Board approved its Dividend Policy in 2018. This Policy sets out the guidelines for a proper balance between distributed amounts and Pampa’s investment plans. Said policy aimed to establish a clear, transparent and consistent practice, allowing shareholders to make informed decisions, in line with the Company’s Bylaws and the applicable legal and regulatory framework in force. Based on this policy, the Board of Directors assesses the possibility to pay dividends to Pampa’s shareholders on a prudential basis within each fiscal year, thoroughly evaluating the economic circumstances prevailing at the time.

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